Exhibit 99.1

Execution Version

CREDIT AGREEMENT

Dated as of March 20, 2017

among

SEARS CANADA INC.,

as Borrower,

and

THE LENDERS NAMED HEREIN,

and

GACP FINANCE CO., LLC
as Agent

and

KKR CAPITAL MARKETS LLC and GACP FINANCE CO., LLC
as Joint Lead Arrangers

and

GACP FINANCE CO., LLC
as Syndication Agent

and

TPG SPECIALTY LENDING, INC.
as Documentation Agent

i

ii

SCHEDULES

Schedule 1.01	Lenders; Commitments

Schedule 4.01(l)	Canadian Pension Plans

Schedule 4.01(n)	PPSA Filing Jurisdictions

Schedule 4.01(r)	Labor Matters

Schedule 5.01(j)	Financial and Collateral Reports

Schedule 5.01(m)(i)(B)	Blocked Account Banks

Schedule 5.02(k)(ii)	Investment Policy

EXHIBITS

Exhibit A	Form of Notice of Borrowing

Exhibit B	Form of Assignment and Acceptance

Exhibit C	Form of Borrowing Base Certificate

Exhibit D	Form of Guarantee and Collateral Agreement

Exhibit E	Form of Credit Card Notification

Exhibit F	[reserved]

Exhibit G	Form of Compliance Certificate

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CREDIT AGREEMENT (this “Agreement”) dated as of March 20, 2017, among SEARS CANADA INC., a corporation organized under the federal laws of Canada (the “Borrower”), the banks, financial institutions and other institutional lenders listed on the signature pages hereof (the “Lenders”), GACP FINANCE CO., LLC (“GACP”) as administrative agent and syndication agent (in such capacities, the “Agent”).

The Borrower has requested that the Lenders provide a term credit facility, and the Lenders have indicated their willingness to lend on the terms and conditions set forth herein.

In consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE I

DEFINITIONS AND ACCOUNTING TERMS

SECTION 1.01. Certain Defined Terms.As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

“ABL Credit Agreement” means the credit agreement dated as of September 10, 2010, among the Borrower, the banks, financial institutions and other institutional lenders party thereto, Wells Fargo Capital Finance Corporation Canada, as administrative agent, co-collateral agent, and swingline lender, GE Canada Finance Holding Company, as co-collateral agent and the other parties from time to time party thereto, as amended, restated, supplemented or otherwise modified from time to time; provided that any such amendment, restatement, supplement or modification shall be subject to the terms of the Intercreditor Agreement.

“ABL Borrowing Base” shall have the meaning provided to the term “Borrowing Base” in the ABL Credit Agreement as in effect on the date hereof.

“ABL Excess Availability” shall have the meaning provided to the term “Excess Availability” in the ABL Credit Agreement as in effect on the date hereof.  For the avoidance of doubt, calculation of Excess Availability under the ABL Credit Agreement shall in all instances take into account the Wind-up Reserve (if applicable) and the Push Down Reserve.

“ABL Line Cap” shall have the meaning provided to the term “Line Cap” in the ABL Credit Agreement as in effect on the date hereof.

“ABL Net Real Estate Value” shall have the meaning provided to the term “Net Real Estate Value” in the ABL Credit Agreement as in effect on the date hereof; provided that in calculating ABL Net Real Estate Value no effect shall be given and no value shall be assigned to any Qualifying Freehold Real Estate that is included in the Borrowing Base.

“ABL Qualifying Real Estate” shall have the meaning provided to the term “Qualifying Real Estate” in the ABL Credit Agreement as in effect on the date hereof; provided that (x) Agent shall have received a Mortgage on such ABL Qualifying Real Estate and (y) under no circumstances shall ABL Qualifying Real Estate include any Qualifying Freehold Real Estate that is included in the Borrowing Base.

“ABL Termination Event” means the earliest to occur of any of the following:  (a) the occurrence of a “Termination Event” under and as defined in the ABL Credit Agreement; (b) any prepayment, repayment or other termination (including as a result of a refinancing of the ABL Credit Agreement which does not comply with the terms of this Agreement and the Intercreditor Agreement) of the ABL Credit Agreement; and/or (c) the date on which the ABL Line Cap is reduced to zero.

“ABL Total Extensions of Credit” shall have the meaning provided to the term “Total Extensions of Credit” in the ABL Credit Agreement as in effect on the date hereof.

“ABL Uncapped Availability” means, at any time, an amount equal to (a) the ABL Borrowing Base minus (b) the ABL Total Extensions of Credit.

“Accelerated Borrowing Base Delivery Event” shall have the meaning provided therefor in the ABL Credit Agreement as in effect on the date hereof.

“ACH” means automated clearing house transfers.

“Acquisition” means, with respect to any Person (a) a purchase of a controlling interest in, the equity interests of any other Person, (b) a purchase or other acquisition of all or substantially all of the assets or properties of, another Person or of any business unit of another Person, or (c) any amalgamation, merger or consolidation of such Person with any other Person or other transaction or series of transactions resulting in the acquisition of all or substantially all of the assets, or a controlling interest in the equity interests, of any Person, in each case in any transaction or group of transactions which are part of a common plan.

“Actuarial Report” means the actuarial report required to be delivered by the Borrower to the Agent pursuant to Section 2.15(c) of this Agreement with respect to the defined benefit provisions of its Canadian Pension Plans or such other report of the Borrower’s actuaries as may be approved by the Agent.

“Adjusted LIBOR Rate” means, with respect to a Term Loan denominated in Dollars, for any Interest Period, an interest rate per annum equal to the greater of (a) 1.00% and (b)  the rate determined by Agent (rounded upwards, if necessary, to the next 1/16 of one percent (1%)) as the LIBOR Rate for such Interest Period multiplied by the Statutory Reserve Rate.  The Adjusted LIBOR Rate will be adjusted automatically as of the effective date of any change in the Statutory Reserve Rate.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person or is a director or officer of such Person.  For purposes of this definition, the term “control” (including the terms “controlling”, “controlled by” and “under common control with”) of a Person means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person by contract or otherwise; provided that with respect to the Borrower and notwithstanding anything to the contrary, Affiliates shall include any Permitted Holder or any Permitted Holder’s subsidiaries or Affiliates or any affiliated funds thereof.

“Agent” has the meaning provided in the Preamble, and includes any successor thereto.

“Agent’s Account” means, collectively, the accounts of the Agent maintained by the Agent at Wells Fargo, Account No. • [Note: Account numbers deleted.]

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, the Canada Corruption of Foreign Public Officials Act of 1998, and other similar anti-corruption legislation in other jurisdictions applicable to the Borrowers and their Subsidiaries from time to time.

“Applicable Lending Office” means, with respect to each Lender, the office of such Lender specified as its “Lending Office” on the signature pages hereof or in the Assignment and Acceptance pursuant to which it became a Lender, or such other office of such Lender as such Lender may from time to time specify in writing to the Borrower and the Agent.

“Applicable Margin” means, (a) •% per annum for LIBOR Rate Loan and (b) •% per annum for Prime Rate Loan. [Note: Applicable Margin rates deleted.]

“Approved Fund” means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Arrangers” means KKR Capital Markets LLC and GACP Finance Co., LLC.

“Assignment and Acceptance” means an assignment and acceptance entered into by a Lender and an Eligible Assignee, and accepted by the Agent, in substantially the form of Exhibit B hereto.

“Authorized Officer” means, as to the Borrower or any other Loan Party, its president, chief executive officer, executive chairman, chief financial officer, vice president and controller, vice president and treasurer, vice president, finance, executive vice president, finance or any other person designated by it and acceptable to the Agent.  Any document delivered hereunder that is signed by an Authorized Officer of a Loan Party shall be conclusively presumed to have been authorized by all necessary corporate, partnership, trust and/or other action on the part of such Loan Party and such Authorized Officer shall be conclusively presumed to have acted on behalf of such Loan Party.

“Availability Reserves” means, without duplication of any other reserves or items that are otherwise addressed or excluded through eligibility criteria (including any “Availability Reserves” (including as to basis and calculation (so long as Wells Fargo Capital Finance Corporation Canada is agent under the ABL Credit Agreement) established under the ABL Credit Agreement against the ABL Borrowing Base), such reserves as the Agent from time to time determines in its Permitted Discretion (or the Required Lenders in their Permitted Discretion direct the Agent to implement) as being appropriate (a) to reflect the impediments to the Agent’s ability to realize upon the Collateral, (b) to reflect claims and liabilities that the Agent determines will need to be satisfied in connection with the realization upon the Collateral, (c) to reflect criteria, events, conditions, contingencies or risks which adversely affect any component of the Borrowing Base, or (d) to reflect that a Default or an Event of Default then exists.  Without limiting the generality of the foregoing, Availability Reserves (but, in each case, without duplication of any “Availability Reserves” established under the ABL Credit Agreement against the ABL Borrowing Base (including as to basis and calculation (so long as Wells Fargo Capital Finance Corporation Canada is agent under the ABL Credit Agreement) established under the ABL Credit Agreement against the ABL Borrowing Base)) may include, in the Agent’s Permitted Discretion (but are not limited to) (or the Required Lenders in their Permitted Discretion direct the Agent to implement) reserves based on: (i) customs duties, and other costs to release Inventory which is being imported into Canada, (ii) to reflect the Agent’s estimate of the amount of any Priority Payables Reserve, (iii) reasonably anticipated changes in the Net Orderly Liquidation Value between appraisals, (iv) warehousemen’s or bailees’ charges and other Permitted Liens which may have priority over the interests of the Agent in the Collateral, (v) any Realty Reserves, (vi) [reserved], (vii) after the occurrence and during the continuance of a Cash Dominion Event, amounts due to vendors on account of consigned goods and commissions due to Persons which operate Dealer Stores, (viii) rent expense at leased Stores and DC locations, (ix) royalties payable to non-Loan Parties in respect of licensed merchandise, (x) the Gift Card Liability Reserve, (xi) Customer Deposits Reserve, (xii) Wind-up Reserve, (xiii) the Push Down Reserve, (xiv) the Inventory Reserve, and (xv) after the occurrence and during the continuance of a Cash Dominion Event, amounts due to any province’s lottery commission or other equivalent agency, authority or entity, or to any other Governmental Authority involved in the administration or regulation of lotteries.  For avoidance of doubt, any Realty Reserves imposed under this Agreement shall first be taken against the ABL Borrowing Base though the Push Down Reserves and, second, against the Borrowing Base.

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

“Bail-In Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

“BIA” means the Bankruptcy and Insolvency Act (Canada).

“Blocked Accounts” means the Blocked Accounts described in Section 5.01(m)(i) and any additional deposit accounts that become subject to Blocked Account Agreements pursuant to Section 5.01(i)(iv).

“Blocked Account Agreement” means with respect to a Blocked Account established by a Loan Party, an agreement, in form and substance reasonably satisfactory to the Agent, establishing control of such account by the Agent and whereby the bank maintaining such account agrees, upon the occurrence and during the continuance of a Cash Dominion Event, to comply only with the instructions originated by the Agent without the further consent of any other Person.

“Blocked Account Bank” means each of Bank of Montreal, Royal Bank of Canada, Canadian Imperial Bank of Commerce and Bank of Nova Scotia, and each other bank with whom deposit accounts are maintained in which funds of any of the Loan Parties are concentrated and with whom a Blocked Account Agreement has been, or is required to be, executed in accordance with the terms hereof.

“Borrower Information” has the meaning specified in Section 8.08.

“Borrower” has the meaning provided in the Preamble .

“Borrowing” means a borrowing consisting of the Initial Term Loan made by each of the applicable Lenders pursuant to Section 2.01(a) and a Delayed Draw Term Loan made by each of the applicable Lenders pursuant to Section 2.01(b).

“Borrowing Base” means, at any time, an amount equal to (a) 10% of the aggregate outstanding Eligible Credit Card Accounts Receivable at such time plus (b) the lesser of (i) 20% of the Net Eligible Inventory at such time and (ii) 20% of the Net Orderly Liquidation Value at such time, plus (c) if a Borrowing under the Delayed Draw Term Loan is made, (i) 50% of the Net Freehold Real Estate Value, plus (ii) 30% of the Net Leasehold Real Estate Value, minus (d) 100% of the then Availability Reserves. The Agent may, in its Permitted Discretion (or the Required Lenders direct the Agent to implement) (but subject to Section 2.01(f) and without duplication of any other reserves or items that are otherwise addressed or excluded through eligibility criteria (including any “Availability Reserves” (including as to basis and calculations (so long as Wells Fargo Capital Finance Corporation Canada is agent under the ABL Credit Agreement)) established under the ABL Credit Agreement against the ABL Borrowing Base) adjust Availability Reserves used in computing the Borrowing Base.  Notwithstanding anything to the contrary, in calculating the Borrowing Base, (1) the aggregate advance rate percentage of Eligible Credit Card Accounts Receivable that are included in the ABL Borrowing Base and the Borrowing Base shall not exceed 95%, (2) the aggregate advance rate percentage of Net Eligible Inventory that is included in the ABL Borrowing Base and the Borrowing Base shall not exceed 105% and (3) the aggregate advance rate percentage for Net Orderly Liquidation Value that is included in the ABL Borrowing Base and the Borrowing Base shall not exceed 105%, and in each case, amounts in excess of limitations set forth in clauses (1), (2) and (3) shall be excluded from the Borrowing Base.  For the avoidance of doubt and notwithstanding the foregoing, the basis and calculation of the Push Down Reserve (including the Realty Reserve) shall be as determined by Agent.

“Borrowing Base Certificate” means a certificate, signed by an Authorized Officer of the Borrower, substantially in the form of Exhibit C or another form which is reasonably acceptable to the Agent in its Permitted Discretion.

“Business Day” means a day of the year on which banks are not required or authorized by law to close in Toronto, Ontario or Boston, Massachusetts, and a day of the year on which dealings are carried on in the London interbank market.

“Canadian Defined Benefit Pension Plan” means a Canadian Pension Plan which contains a “defined benefit provision” as defined in subsection 147.1(1) of the ITA.

“Canadian Defined Benefit Pension Termination Event” means (a) the filing of a notice of intent with the applicable Governmental Authority to wholly or partially terminate a Canadian Defined Benefit Pension Plan; (b) the filing of an amendment with the applicable Governmental Authority which wholly or partially terminates a Canadian Defined Benefit Pension Plan; (c) the institution of proceedings, including, without limitation, the sending of a notice of intent, by any Governmental Authority to wholly or partially terminate a Canadian Defined Benefit Pension Plan; (d) the appointment by any Governmental Authority of a replacement administrator or trustee to wholly or partially Wind-up a Canadian Defined Benefit Pension Plan; or (e) the taking of any corporate or other action by a Loan Party to wholly or partially terminate a Canadian Defined Benefit Pension Plan.

“Canadian Dollars” and “CAN$” refers to lawful money of Canada.

“Canadian Pension Plans” means each of the Canadian pension plans, if any, whether or not registered in accordance with the ITA, which the Borrower or any Subsidiary Guarantor sponsors, maintains or administers or into which the Borrower or any Subsidiary Guarantor makes or is obligated to make contributions at any time including, without limitation, the pension plans listed on Schedule 4.01(l), provided however that: if, at any time during the currency of this Agreement there is a special regulation established pursuant to the Pension Benefits Act (Ontario) in relation to any Canadian Pension Plan which has the following effects: (i) the Borrower and any Subsidiary Guarantor cease to be the sponsor and administrator of such Canadian Pension Plan or part thereof (the “Separate Plan”) and are released and discharged from all further liability to make contributions to or otherwise sponsor or participate in the ongoing administration of such Separate Plan, and all liabilities of the Borrower and any Subsidiary Guarantor owing to the members, former members and other beneficiaries of the Separate Plan in respect of benefits accrued thereunder and to all other parties in respect thereof (including, without limitation, to liabilities owing to the Pension Benefits Guarantee Fund pursuant to the Pension Benefits Act (Ontario)) cease and are forever extinguished; and (ii) any and all statutory deemed trusts, liens and charges whatsoever against the Borrower or any Subsidiary Guarantor in respect of their liabilities to such Separate Plan are forever released, discharged and extinguished whether pursuant to special regulation established pursuant to the Pension Benefits Act (Ontario) or other applicable legislation in any other jurisdiction of Canada; then from that date forward such Separate Plan shall cease to be a Canadian Pension Plan for purposes of this Agreement.

“Capital Expenditures” means, with respect to any Person for any period, all cash expenditures made or costs incurred for the acquisition or improvement of fixed or capital assets of such Person, in each case that are (or should be) set forth as capital expenditures in a consolidated statement of cash flows of such Person for such period, in each case prepared in accordance with GAAP.

“Capital Lease Obligations” means, with respect to any Person for any period, the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as liabilities on a balance sheet of such Person under GAAP and the amount of which obligations shall be the capitalized amount thereof determined in accordance with GAAP.

“Cash Dominion Event” shall have the meaning provided therefor in the ABL Credit Agreement as in effect on the date hereof.

“Cash Equivalents” means investments of the Borrower and its Subsidiaries recorded as cash or cash equivalents in accordance with GAAP.

“Cash Management Reserves” means such reserves as the Agent, from time to time, determines in its Permitted Discretion as being appropriate to reflect the reasonably anticipated liabilities and obligations of the Loan Parties with respect to Cash Management Services then provided or outstanding.

“Cash Management Services” means any one or more of the following types of services or facilities provided to any Loan Party by any Lender or any of its Affiliates: (a) ACH transactions, (b) cash management services, including, without limitation, controlled disbursement services, treasury, depository, overdraft, and electronic funds transfer services, (c) foreign exchange facilities, (d) credit card processing services, (e) credit or debit cards and (f) purchase cards (but only to the extent that, prior to the occurrence and continuance of any Default or Event of Default, the Borrower and the Credit Party issuing such purchase cards notify the Agent in writing that such purchase cards are to be deemed Cash Management Services hereunder).

“CCAA” means the Companies’ Creditors Arrangement Act (Canada).

“Collateral” means all property of the Loan Parties, now owned or hereafter acquired, upon which a Lien is purported to be created by any Security Document.

“Commercial L/C” means a commercial documentary letter of credit under which the L/C Issuing Bank agrees to make payments in Dollars or Canadian Dollars for the account of the Borrower, on behalf of any Group Member, in respect of obligations of such Group Member in connection with the purchase of goods or services in the ordinary course of business.

“Commitment” means, as to any Lender, the obligation of such Lender to make Initial Term Loan or Delayed Draw Term Loan in an aggregate principal amount and/or face amount up to the amount set forth opposite such Lender’s name on Schedule 1.01.

“Consolidated” refers to the consolidation of accounts of the Borrower and its Subsidiaries, in accordance with GAAP and as presented on a GAAP basis.

“Consolidated EBITDA” means, for any period, an amount equal to Consolidated Net Income of the Borrower and its Subsidiaries for such period, plus (a) the following to the extent deducted in calculating such Consolidated Net Income: (i) Consolidated Interest Expense, (ii) the provision for federal, provincial, state, local and foreign income taxes, (iii) depreciation and amortization expense, (iv) other non-recurring expenses which do not represent a cash item in such period or any future period, and (v) compensation expenses which do not represent a cash item in such period or any future period (in each case of or by the Borrower and its Subsidiaries for such period), minus (b) the following to the extent included in calculating such Consolidated Net Income: (i) federal, provincial, state, local and foreign income tax credits and (ii) all items increasing Consolidated Net Income which do not represent a cash item in such period or any future period, all as determined on a Consolidated basis in accordance with GAAP.

“Consolidated Interest Expense” means for any period for any Person, total interest expense of such Person (including that attributable to Capital Lease Obligations and other expenses classified as interest expense in accordance with GAAP) on a Consolidated basis, as determined in accordance with GAAP.

“Consolidated Net Income” means, for any period, the consolidated net income (or loss) of the Borrower and its Subsidiaries, determined on a Consolidated basis in accordance with GAAP; provided that there shall be excluded (a) the income (or deficit) of any Person accrued prior to the date it becomes a Subsidiary of the Borrower or is merged into or consolidated with the Borrower or any of its Subsidiaries, (b) the income (or deficit) of any Person (other than a Subsidiary of the Borrower) in which the Borrower or any of its Subsidiaries has an ownership interest, except to the extent that any such income is actually received by the Borrower or such Subsidiary in the form of dividends or similar distributions and (c) the undistributed earnings of any Subsidiary of the Borrower (other than a Loan Party) to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary is not at the time permitted by the terms of any contractual obligation (other than under any Loan Document) or Requirement of Law applicable to such Subsidiary.

“Convert”, “Conversion” and “Converted” each refers to a conversion of Term Loan of one Type into a Loan of another Type pursuant to Section 2.06 or 2.07.

“Corbeil” means Corbeil Électrique Inc., a corporation organized under the laws of Quebec.

“Credit Card Accounts Receivable” means each Account (as defined in the PPSA) together with all income, payments and proceeds thereof, owed by a credit card payment processor or an issuer of credit cards to a Loan Party resulting from charges by a customer of a Group Member on credit cards issued by such issuer in connection with the sale of goods by a Group Member, or services performed by a Group Member, in each case in the ordinary course of its business.

“Credit Card Notification” has the meaning specified in Section 5.01(m)(i)(A).

“Credit Card Processors” has the meaning specified in Section 5.01(m)(i)(A).

“Credit Party” or “Credit Parties” means (a) individually, (i) each Lender and its Affiliates, (ii) the Agent and (iii) the successors and assigns of each of the foregoing, and (b) collectively, all of the foregoing.

“Customer Deposits Reserve” shall mean, at any time, a reserve equal to the aggregate outstanding amount of customer deposits of the Loan Parties at such time.

“DC” means any distribution center owned or leased and operated by any Loan Party.

“DDA” means each chequing, savings or other demand deposit account maintained by any of the Loan Parties.

“Dealer Store” means any store constituting a “Sears Authorized Dealer Store”, independently owned and operated by a Person (other than a Loan Party or any of its Subsidiaries) pursuant to a “Sears Canada Inc. Authorized Dealer Agreement “.

“Debt” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (excluding interest payable thereon unless such interest has been accrued and added to the principal amount of such indebtedness), (b) all obligations of such Person for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of such Person’s business), (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments (other than performance, surety and appeals bonds arising in the ordinary course of business and other than the endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business) or in respect of bankers’ acceptances or letters of credit, (d) all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (f) all direct recourse payment obligations of such Person in respect of any accounts receivable sold by such Person, (g) all Debt of others referred to in clauses (a) through (f) above or clause (h) below and other payment obligations guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement (1) to pay or purchase such Debt or to advance or supply funds for the payment or purchase of such Debt, (2) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Debt or to assure the holder of such Debt against loss, (3) to supply funds to or in any other manner invest in the debtor (including any agreement to pay for property or services irrespective of whether such property is received or such services are rendered) or (4) otherwise to assure a creditor against loss, and (h) all Debt referred to in clauses (a) through (g) above secured by (or for which the holder of such Debt has an existing right, contingent or otherwise, to be secured by) any Lien on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Debt.

“Default” means any Event of Default or any event that would constitute an Event of Default but for the requirement that notice be given or time elapse or both.

“Defaulting Lender” means any Lender (as reasonably determined by the Agent) that (a) has failed to fund any portion of the Term Loan required to be funded by it hereunder within one Business Day of the date required to be funded by it hereunder, or has notified the Agent that it intends not to fund any of the foregoing, (b) has otherwise failed to pay over to the Agent or any other Lender any other amount required to be paid by it hereunder within one Business Day of the date when due, (c) has failed, within three (3) Business Days after request by the Agent, to confirm that it will comply with the terms of this Agreement, provided that such Lender shall cease to be a Defaulting Lender under this clause (c) upon the Agent’s receipt of such confirmation, or (d) has been declared insolvent by any Governmental Authority pursuant to a court order or become the subject of a bankruptcy or insolvency proceeding.

“Delayed Draw Term Loan” has the meaning set forth in Section 2.01(b).

“Delayed Draw Term Loan Amount” has the meaning set forth in Section 2.01(b).

“Delayed Draw Term Loan Commitment Termination Date” means the earlier of (a) the date upon which a Delayed Draw Term Loan has been made in an amount equaling the Delayed Draw Term Loan Amount, and (b) the date that is 45 days after the date of the making of the Initial Term Loan.

“Delayed Draw Term Loan Line Cap” means, at any time of determination, the lesser of (i) the Dollar Equivalent of CAN$175,000,000 and (ii) the Borrowing Base (calculated without giving effect to clauses (a) and (b) thereof).

“Deteriorating Lender” means any Defaulting Lender or any Lender as to which such Lender or a Person that controls such Lender has been declared, determined or adjudicated as being insolvent by any Governmental Authority pursuant to a court order or become the subject of a bankruptcy, insolvency or similar proceeding or becomes the subject of an appointment of a receiver, receiver and manager, monitor, trustee or liquidator under the Bank Act (Canada) or any applicable bankruptcy, insolvency or similar law now existing or hereafter enacted; provided that a Lender shall not be a Deteriorating Lender solely by virtue of the ownership or acquisition of any equity interest in such Lender or the Person controlling such Lender by a Governmental Authority.

“Disposition” means any sale or transfer of property other than goods held for sale in the ordinary course of business.

“Dollars” and “$” refers to lawful money of the United States.

“Dollar Equivalent” means, at any time, (a) with respect to any amount denominated in Dollars, such amount and (b) with respect to any amount denominated in Canadian Dollars, the equivalent in Dollars of such amount as determined by Agent at such time on the basis of the Spot Rate (determined in respect of the most recent Revaluation Date) for the purchase of Dollars with Canadian Dollars.  In making any determination of the Dollar Equivalent, Agent shall use the relevant Spot Rate in effect on the date on which a Dollar Equivalent is required to be determined pursuant to the provisions of this Agreement.  As appropriate, amounts specified herein as amounts in Dollars shall be or include any relevant Dollar Equivalent amount.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein and Norway.

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegate) having responsibility for the resolution of any EEA Financial Institution.

“Effective Date” means the date on which the conditions precedent set forth in Section 3.01 shall have been satisfied.

“Eligible Assignee” means (a) any commercial bank, investment company, fund, trust, securitization vehicle or conduit that is (or will be) engaged in making, purchasing, holding or otherwise investing in loans and similar extensions of credit in the ordinary course of business of such entity, (b) any Person (other than a natural person) which temporarily warehouses loans for any Lender or any entity described in the preceding clause (a), (c) an existing Lender or an Affiliate of an existing Lender or an Approved Fund and (d) any other Person (other than a natural person) approved by Agent; provided, however, that notwithstanding the foregoing, “Eligible Assignee” shall not include the Borrower, any of the Borrower’s subsidiaries or Affiliates or any affiliated funds thereof (including, any Permitted Holder or any Permitted Holder’s subsidiaries or Affiliates or any affiliated funds thereof).

“Eligible Credit Card Accounts Receivable” means at the time of any determination thereof in accordance with the ABL Credit Agreement as in effect on the date hereof (and only so long as such ABL Credit Agreement remains in effect), each Credit Card Account Receivable that satisfies the following criteria at the time of its creation and continues to meet the same at the time of such determination: such Credit Card Account Receivable (i) has been earned and represents the bona fide amounts due to a Loan Party from a credit card payment processor and/or credit card issuer, and in each case originated in the ordinary course of business of the applicable Loan Party and (ii) is not ineligible for inclusion in the calculation of the Borrowing Base pursuant to any of clauses (a) through (j), inclusive, below. Without limiting the foregoing, to qualify as an Eligible Credit Card Account Receivable, an Account shall indicate no Person other than a Loan Party as payee or remittance party. In determining the amount to be so included, the face amount of an Account shall be reduced by, without duplication, to the extent not reflected in such face amount, (i) the amount of all accrued and actual discounts, claims, credits or credits pending, promotional program allowances, price adjustments, finance charges, credit card processor fees or other allowances (including any amount that the applicable Loan Party may be obligated to rebate to a customer, a credit card payment processor, or credit card issuer pursuant to the terms of any agreement or understanding (written or oral)) and (ii) the aggregate amount of all cash received in respect of such Account but not yet applied by the applicable Loan Party to reduce the amount of such Credit Card Account Receivable. Unless otherwise approved from time to time in writing by the Agent in its Permitted Discretion, no Credit Card Account Receivable shall be an Eligible Credit Card Account Receivable if, without duplication:

(a)         such Credit Card Account Receivable is not owned by a Loan Party and such Loan Party does not have good or marketable title to such Credit Card Account Receivable;

(b)         such Credit Card Account Receivable does not constitute an “Account” (as defined in the PPSA) or such Credit Card Account Receivable has been outstanding for more than three (3) Business Days;

(c)          the issuer or payment processor of the applicable credit card with respect to such Credit Card Account Receivable is the subject of any bankruptcy or insolvency proceedings, or has otherwise suspended its business or made an assignment for the benefit of its creditors;

(d)         such Credit Card Account Receivable is not the valid, legally enforceable obligation of the applicable issuer with respect thereto;

(e)          such Credit Card Account Receivable is subject to any Lien whatsoever other than Liens in favor of the Agent, Permitted Liens and Liens permitted pursuant to Section 5.02(a)(vi);

(f)           such Credit Card Account Receivable is not subject to a valid and perfected Lien in favor of the Agent, for the benefit of the Credit Parties, senior in priority to all other Liens other than Permitted Liens which have priority over the Liens of the Agent by operation of applicable law and Liens of the type specified in clause (g) of the definition of Permitted Liens;

(g)          the Credit Card Account Receivable does not conform to all representations, warranties, covenants or other provisions in the Loan Documents relating to Credit Card Accounts Receivable;

(h)         such Credit Card Account Receivable is subject to risk of set-off, non-collection or not being processed due to unpaid and/or accrued credit card processor fee balances, limited to the lesser of the balance of Credit Card Account Receivable or unpaid credit card processor fees;

(i)             such Credit Card Account Receivable does not meet such other reasonable eligibility criteria for Credit Card Accounts Receivable as the Agent may determine from time to time in its Permitted Discretion; or

(j)            such Credit Card Receivable did not arise from merchandise sold or services rendered by the applicable Loan Party in the ordinary course of its business;

“Eligible Inventory” means, at any time, without duplication, items of Inventory (in accordance with the ABL Credit Agreement as in effect on the date hereof (and only so long as such ABL Credit Agreement remains in effect)) (other than In-Transit Inventory)  of any Loan Party that are held for retail sale to the public in the ordinary course of business, merchantable, and readily saleable to the public in the ordinary course of business, that is not ineligible for inclusion in the calculation of the Borrowing Base pursuant to any of clauses (a) through (s) below. Without limiting the foregoing, to qualify as “Eligible Inventory” no Person other than the Loan Parties shall have any direct or indirect ownership, interest or title to such Inventory and no Person other than the Loan Parties shall be indicated on any purchase order or invoice with respect to such Inventory as having or purporting to have an interest therein. Unless otherwise from time to time approved in writing by the Agent in its Permitted Discretion, no Inventory shall be deemed Eligible Inventory if, without duplication:

(a)                                 the Loan Parties do not have sole and good, valid and unencumbered title thereto (except for Liens of the type described in clauses (a), (b), (c), (d), (e) and (q) of the definition of Permitted Liens); or

(b)                                 it is not located in Canada; or

(c)                                  it is not located at property owned or leased by the Loan Parties (except to the extent such Inventory is (i) [reserved], (ii) in transit between such locations, or (iii) located at a Dealer Store, provided that the amount of Inventory located at all Dealer Stores which may constitute Eligible Inventory shall not exceed the lesser of CAN$100,000,000 or ten percent (10%) of the Inventory Value of all Eligible Inventory in the aggregate, or (iii) is deemed eligible pursuant to clause (g)) or is located at a third party warehouse or is located at a closed Store (except pursuant to clause (f)) or is located at a closed DC; or

(d)                                 it is not subject to a valid and perfected Lien in favor of the Agent for the benefit of the Credit Parties, senior in priority to all other Liens other than Permitted Liens which have priority over the Liens of the Agent by operation of applicable law, including Liens of the types described in clauses (a) through (c), inclusive, of the definition of Permitted Liens; or

(e)                                  it is subject to any Lien whatsoever other than Liens in favor of the Agent, Permitted Liens and Liens permitted pursuant to Section 5.02(a)(vi); or

(f)                                   it is Inventory located at a Store which is being closed; provided, however that such Inventory will be deemed eligible for the first four (4) weeks after the commencement of the Store Closure Sale for that Store, provided further that the Inventory Value of such Inventory shall be reduced by the “closed store reserve” established by the Borrower with respect to such Inventory consistent with past practices; or

(g)                                  it is consigned from a vendor or is at a customer location but still accounted for in the applicable Loan Party’s inventory balance; or

(h)                                 it is in-transit from a vendor and has not yet been received into a DC or Store; or

(i)                                     it is identified in the stockledger of the applicable Loan Party as any of the following departments or consists of Inventory which is ordinarily classified by such Loan Party consistent with its historical practices as the following: floral; gasoline; live plants; miscellaneous or other as classified on the Loan Party’s stockledger; produce; books; magazines; restaurant operations; or seafood; or it is identified per the applicable Loan Party’s stockledger as candy; or

(j)                                    it is Inventory that has been packed-away and stored for more than 12 months at a DC or a Store for future sale; or

(k)                                 it is identified as wholesaler freight fees; or

(l)                                     it is Inventory on layaway or is Inventory which has been sold but not delivered or as to which any Loan Party has accepted a deposit from a third party; or

(m)                             it is identified per the Loan Parties’ stockledger as Inventory that is in a leased department, including digital imaging, photofinishing and 1 hour lab; or

(n)                                 it is otherwise deemed ineligible by the Agent in its Permitted Discretion after the expiration of the Reserve Notice Period; or

(o)                                 it is (i) operating supplies, packaging or shipping materials, cartons, labels or other such materials not considered used for sale in the ordinary course of business by the Agent in its Permitted Discretion, (ii) work-in-process, raw materials, (iii) not in material compliance with all standards imposed by any Governmental Authority having regulatory authority over such Inventory, its use or sale, or (iv) bill and hold goods; or

(p)                                 it is Inventory which exhibits, includes or is identified by any trademark, tradename or other Intellectual Property right which trademark, tradename or other Intellectual Property right (i) is subject to a restriction that could reasonably be expected to adversely affect the Agent’s ability to liquidate such Inventory or (ii) the relevant Loan Party does not have the right to use in connection with the sale of such Inventory, either through direct ownership or through a written license or sublicense; or

(q)                                 it is Inventory that is not insured in compliance with the provisions of Section 5.01(c), or

(r)                                    it is Inventory that does not conform to all representations, warranties, covenants or other provisions in the Loan Documents relating to Inventory; or

(s)                                   it is Inventory acquired in a Permitted Acquisition and the Agent has not completed its diligence with respect thereto, provided that such Inventory shall be deemed to constitute Eligible Inventory for a period of 30 days after the date of its acquisition notwithstanding that the Agent has not completed such due diligence as long as such Inventory is of the same kind and quality as other of the Loan Parties’ Inventory and would otherwise constitute Eligible Inventory.

“Engagement Letter” means the engagement letter dated as of the date hereof, between the Borrower, GACP and KKR Capital Markets LLC, as amended from time to time.

“Environmental Action” means any action, suit, demand, demand letter, claim, notice of noncompliance or violation, notice of liability or potential liability, investigation, proceeding, consent order or consent agreement relating in any way to any Environmental Law, Environmental Permit or Hazardous Materials or arising from alleged injury or threat of injury to health, safety or the environment, including (a) by any governmental or regulatory authority for enforcement, cleanup, removal, response, remedial or other actions or damages and (b) by any governmental or regulatory authority or any third party for damages, contribution, indemnification, cost recovery, compensation or injunctive relief.

“Environmental Compliance Reserve” means, any reserve established, in connection with the Delayed Draw Term Loan, for estimated amounts that are reasonably likely to be expended by (or on behalf of) any Loan Party in order for such Loan Party and its operations and property (a) to comply with any notice from a Governmental Authority asserting material non-compliance with Environmental Laws, or (b) to correct any such material non-compliance with Environmental Laws or to provide for any material Environmental Liability.

“Environmental Law” means any federal, provincial, local or foreign statute, law, ordinance, rule, regulation, code, order, judgment, decree or judicial or agency interpretation, policy or guidance relating to pollution or protection of the environment, health, safety or natural resources, including those relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Borrower, or any of its Subsidiaries directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Environmental Permit” means any permit, approval, identification number, license or other authorization required under any Environmental Law.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Events of Default” has the meaning specified in Section 6.01.

“Excluded Accounts” means payroll, trust and tax withholding accounts funded in the ordinary course of business, and accounts which contain only cash and Cash Equivalents subject to a Lien permitted pursuant to clause (k) of the definition of Permitted Liens and Liens permitted pursuant to Section 5.02(a)(ii).

“Federal Funds Rate” means, for any period, a fluctuating interest rate per annum equal for each day during such period to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations for such day on such transactions received by the Agent from three Federal funds brokers of recognized standing reasonably selected by it.

“Fee Letter” means the Fee Letter dated as of as of the date hereof, between the Borrower, GACP, KKR Capital Markets LLC and KKR Credit Advisors (US) LLC, as amended from time to time.

“Fixed Charge Ratio” means, the ratio, determined as of the end of each fiscal quarter of the Borrower for the most recently ended four fiscal quarters, of (a) (i) Consolidated EBITDA minus (ii) the unfinanced portion of Capital Expenditures (but including Capital Expenditures financed with proceeds of Term Loan hereunder and loans and advances under the ABL Credit Agreement) minus (ii) taxes paid in cash net of refunds, to (b) Fixed Charges, all calculated on a Consolidated basis in accordance with GAAP.

“Fixed Charges” means, with reference to any period, without duplication, Consolidated Interest Expense paid or payable in cash, plus scheduled principal payments on Debt made during such period (other than any such principal payment made with proceeds of Debt incurred to refinance, replace or refund the entire outstanding principal amount of such Debt), plus voluntary principal payments under this Agreement, plus principal payments under the ABL Credit Agreement that result in a permanent reduction in commitments thereunder plus Capital Lease Obligation payments made during such period, all calculated on a Consolidated basis.

“FSCO” means the Financial Services Commission of Ontario and any Person succeeding to the functions thereof and includes the Superintendent under such statute and any other Governmental Authority empowered or created by the Supplemental Pensions Act (Québec) or the Pension Benefits Act (Ontario) or any Governmental Authority of any other Canadian jurisdiction exercising similar functions in respect of any Canadian Pension Plan of the Loan Parties or any of their Subsidiaries and any Governmental Authority succeeding to the functions thereof.

“Foreign Vendor” means a Person that sells In-Transit Inventory to a Loan Party.

“Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

“GAAP” has the meaning specified in Section 1.03.

“Gift Card Liability Reserve” shall mean, at any time, and without duplication of any other Availability Reserves, a reserve equal to the aggregate remaining value at such time of outstanding gift certificates and gift cards of the Loan Parties entitling the holder thereof to use all or a portion of the certificate or gift card to pay all or a portion of the purchase price for any Inventory.

“Governmental Authority” means any nation or government, any provincial or other political subdivision thereof, any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative functions of or pertaining to government, any securities exchange and any self-regulatory organization.

“Group Members” means, collectively, the Borrower and its Subsidiaries.

“Guarantee and Collateral Agreement” means the Guarantee and Collateral Agreement to be executed and delivered by the Loan Parties, substantially in the form of Exhibit D.

“Hazardous Materials” means (a) petroleum and petroleum products, byproducts or breakdown products, radioactive materials, asbestos-containing materials, polychlorinated biphenyls and radon gas and (b) any other chemicals, materials or substances designated, classified or regulated as hazardous or toxic or as a pollutant or contaminant under any Environmental Law.

“IFRS” means the International Financial Reporting Standards, namely, the standards, interpretations and the framework for the preparation and presentation of financial statements (in the absence of a standard or interpretation) adopted by the International Accounting Standards Board.

“Insolvency Legislation” means CCAA, BIA or such other federal, provincial state or other insolvency, restructuring, reorganization or any other statute addressing corporate or debt compromise or reorganization.

“In-Transit Inventory” means Inventory of a Loan Party which is in the possession of a common carrier and is in transit from a Foreign Vendor of a Loan Party from a location outside of Canada to a location of a Loan Party that is within Canada.

“Initial Term Loan” has the meaning set forth in Section 2.01(a).

“Initial Term Loan Amount” has the meaning set forth in Section 2.01(a).

“Intellectual Property” has the meaning set forth in the Guarantee and Collateral Agreement.

“Intercreditor Agreement” means the intercreditor agreement dated as of the date hereof among and between the Agent and the “agent” under the ABL Credit Agreement and acknowledged by the Loan Parties, as same may be amended or restated from time to time in accordance with the provisions thereof.

“Interest Period” means, for each LIBOR Rate Loan, the period commencing on the date of such LIBOR Rate Loan and ending on the last day of the period selected by the Borrower pursuant to the provisions below and, thereafter, each subsequent period commencing on the last day of the immediately preceding Interest Period and ending on the last day of the period selected by the Borrower pursuant to the provisions below.  The duration of each such Interest Period shall be one, two or three months, as the Borrower may, upon notice received by the Agent not later than 12:00 noon on the third Business Day prior to the first day of such Interest Period, select; provided, however, that:

(a)                                 the Borrower may not select any Interest Period that ends after the Termination Date;

(b)                                 Interest Periods commencing on the same date for Term Loan comprising part of the same Borrowing shall be of the same duration;

(c)                                  whenever the last day of any Interest Period would otherwise occur on a day other than a Business Day, the last day of such Interest Period shall be extended to occur on the next succeeding Business Day; provided, however, that, if such extension would cause the last day of such Interest Period of one month or longer to occur in the next following calendar month, the last day of such Interest Period shall occur on the next preceding Business Day; and

(d)                                 whenever the first day of any Interest Period occurs on a day of a calendar month for which there is no numerically corresponding day in the calendar month that succeeds such initial calendar month by the number of months equal to the number of months in such Interest Period, such Interest Period shall end on the last Business Day of such succeeding calendar month.

“Inventory” as defined in the PPSA.

“Inventory Reserves” means, as of the Effective Date, reserves for shrink, consignment inventory, Corbeil franchise floor plan inventory, and damaged inventory; and thereafter such reserves as the Agent may establish in its Permitted Discretion.

“Inventory Value” shall mean, with respect to any Inventory of the Loan Parties, the value of such Inventory valued at the lower of cost or market value on a basis consistent with the Loan Parties’ current and historical accounting practice in effect on the Effective Date, per the stockledger (without giving effect to LIFO reserves and general ledger reserves for discontinued inventory, markdowns, intercompany profit, rebates and discounts, any cut off adjustments, revaluation adjustments, purchase price adjustments or adjustments with respect to the capitalization of buying, occupancy, distribution and other overhead costs reflected on the balance sheet of the Loan Parties in respect of Inventory).  The value of the Inventory as set forth above will, without duplication for any Inventory Reserves, be calculated net of the reserve established by the Loan Parties on a basis consistent with the Loan Parties’ current and historical practice, in effect on the Effective Date, in respect of lost, misplaced or stolen Inventory at such time.

“Investment” means, as to any Person, any direct or indirect acquisition or investment by such Person, whether by means of (a) the purchase or other acquisition of equity interests of another Person, (b) a loan, advance or capital contribution to, guarantee or assumption of debt of, or purchase or other acquisition of any other debt or interest in, another Person, or (c) any Acquisition.

“ITA” means the Income Tax Act (Canada).

“L/C Issuing Bank” means any bank or financial institution acceptable to Agent in its sole discretion, from time to time, it being understood that with the consent of the Borrower (not to be unreasonably withheld) the L/C Issuing Bank may arrange for one or more Letters of Credit to be issued by Affiliates of the L/C Issuing Bank, in which case the term “L/C Issuing Bank” shall include any such affiliate with respect to Letters of Credit issued by such Affiliate.

“Lenders” means, collectively, the Persons signatory hereto as a Lender, and each Person that shall become a party hereto as a lender pursuant to Section 8.07.

“LIBOR Rate” means, for each Interest Period, an interest rate per annum equal to the rate per annum determined by the Agent, at approximately 11:00 a.m. (New York City, New York time) on the date which is two (2) Business Days prior to the beginning of such Interest Period by reference to the Intercontinental Exchange Benchmark Administration Interest Settlement Rates for deposits in dollars (as set forth by any service selected by Agent which has been nominated by the Intercontinental Exchange Benchmark Administration (or any successor thereto) as an authorized information vendor for the purpose of displaying such rates (or the successor thereto if the Intercontinental Exchange Benchmark Administration is no longer making a LIBOR Rate available) for a period equal to such Interest Period, provided that to the extent that an interest rate is not ascertainable pursuant to the foregoing provision of this definition, the “LIBOR Rate” shall be the interest rate per annum, determined by Agent, to be the average of the rates per annum at which deposits in dollars are offered for such relevant Interest Period to major banks in the London interbank market in London, England by Agent at approximately 11:00 a.m. (New York City, New York time) on the date which is two (2) Business Days prior to the beginning of such Interest Period.

“LIBOR Rate Loan” means a Term Loan that bears interest at a rate based on the Adjusted LIBOR Rate.

“Lien” means any lien, security interest, hypothec or other charge or encumbrance of any kind or any other type of preferential arrangement, including the lien or retained security title of a conditional vendor, and any easement, right of way or other encumbrance on title to real property, but excluding consignments or bailments of goods of third parties and the interests of lessors under operating leases.

“Line Cap” means, at any time of determination, (a) prior to the making of the Delayed Draw Term Loan, the least of (i) the Term Loan Outstandings, (ii) the Borrowing Base (calculated without giving effect to clause (c) thereof) and (iii) the Dollar Equivalent of CAN$125,000,000 and (b) from and after the date of making of the Delayed Draw Term Loan, the least of (i) the Term Loan Outstandings, (ii) the Borrowing Base and (iii) the Dollar Equivalent of CAN$300,000,000.

“Liquidation” means the exercise by the Agent of those rights and remedies accorded to the Agent under the Loan Documents and applicable law as a creditor of the Loan Parties with respect to the realization on the Collateral, including (after the occurrence and continuation of an Event of Default) the conduct by the Loan Parties acting with the consent of the Agent, of any public, private or “going-out-of-business”, “store closing” or other similar sale or any other disposition of the Collateral for the purpose of liquidating the Collateral.

“Loan Documents” means this Agreement, the Security Documents, the Notes, the Fee Letter, the Intercreditor Agreement, the Engagement Letter and any amendment, waiver, supplement or other modification to any of the foregoing.

“Loan Parties” means each Group Member that is a party to a Loan Document.

“Material Adverse Effect” means a material adverse effect on (a) the business, condition (financial or otherwise), operations or assets of the Borrower and its Subsidiaries taken as a whole, or (b) the ability of the Loan Parties taken as a whole to perform their material obligations under the Loan Documents or (c) the validity or enforceability of the Loan Documents taken as a whole or the rights and remedies of the Agent or the Lenders thereunder taken as a whole (including, but not limited to, the enforceability or priority of any Liens granted to the Agent under the Loan Documents).

“Material Contract” means, with respect to the Loan Parties, (i) the Agreement dated January 26, 1987 between the Borrower and Sears, Roebuck and Co. relating to the use by the Borrower, in the ordinary course of the Borrower’s business, of certain trademarks and other intellectual property owned by Sears, Roebuck and Co., and any successor agreement thereto, and

(ii) any other agreement, the failure of which to maintain would reasonably be expected to have a Material Adverse Effect.

“Material Subsidiary or Material Subsidiaries” means, at any date of determination, with respect to:

(a) the New Brunswick Subsidiary, the first date on which the book value of its assets is equal to or greater than CDN$2,500,000, determined in accordance with GAAP; and/or

(b) the U.S. Subsidiary, the first date on which the book value of its assets is equal to or greater than CDN$2,500,000, determined in accordance with GAAP.

“Mortgage” means any deed of trust, mortgage, fixed charge, debenture, immoveable hypothec or other document creating a Lien on real property or any interest in real property.

“Net Eligible Inventory” means, at any time, an amount equal to the Inventory Value of Eligible Inventory less Inventory Reserves.

“Net Proceeds” means, (a) with respect to any Disposition by any Loan Party or any of its Subsidiaries of any property or any casualty or condemnation of such property, the excess, if any, of (i) the sum of cash and Cash Equivalents received in such transaction (including any cash or Cash Equivalents received by way of deferred payment pursuant to, or by monetization of, a note receivable or otherwise, but only as and when so received) over (ii) the sum of (A) the principal amount of any Debt that is secured by the applicable asset by a Lien permitted hereunder which is senior to the Agent’s Lien, if any, on such asset and that is required to be repaid (or to establish an escrow for the future repayment thereof) in connection with such transaction (other than Debt under the Loan Documents), (B) the reasonable and customary out-of-pocket expenses incurred by such Loan Party or such Subsidiary in connection with such transaction (including, without limitation, attorneys’ fees, accountants’ fees, investment banking fees, appraisals, and brokerage, legal, title and recording or transfer tax expenses and commissions) paid by any Loan Party to third parties (other than Affiliates), (C) transfer Taxes paid as a result thereof, and (b) the excess of (i) the sum of the cash and Cash Equivalents received in connection with the issuance of any equity interests of any Loan Party or any Permitted Refinancing Debt over (ii) the underwriting discounts and commissions, and other reasonable and customary out-of-pocket expenses, incurred by such Loan Party in connection therewith.

“Net Freehold Real Estate Value” means the appraised fair market value of the Qualifying Freehold Real Estate as set out in the most recent appraisal required to be delivered to the Agent and which is acceptable to the Agent and the Required Lenders in their Permitted Discretion.

“Net Leasehold Real Estate Value” means the appraised fair market value of the Qualifying Leasehold Real Estate as set out in the most recent appraisal required to be delivered to the Agent and which is acceptable to the Agent and the Required Lenders in their Permitted Discretion.

“Net Orderly Liquidation Value” means the product of (i) Net Recovery Rate and (ii) the Net Eligible Inventory.

“Net Real Estate Value” means the sum of (i) Net Freehold Real Estate Value plus (ii) Net Leasehold Real Estate Value.

“Net Recovery Rate” means the appraised orderly liquidation value (on an “as is, where is” basis) of each Loan Party’s Eligible Inventory, net of costs and expenses estimated to be incurred in connection with such liquidation, which value is expressed as a percentage of the Inventory Value of Eligible Inventory and shall be determined by the Agent from time to time based on the most recent appraisal provided by an independent third party appraiser retained by the Agent in consultation with the Borrower.

“New Brunswick Call Center Investment” means Investments by the Borrower or any of its Subsidiaries in the New Brunswick Subsidiary in connection with the establishment and ongoing operations of the call-center operations of the New Brunswick Subsidiary in New Brunswick, Canada.

“New Brunswick Subsidiary” means Sears Contract Services Inc. (Canada), a wholly owned direct Canadian Subsidiary of the Borrower.

“Non-Consenting Lender” has the meaning specified in Section 8.16.

“Note” means a promissory note of the Borrower payable to the order of any Lender evidencing the Term Loan of such Lender.

“Notice of Borrowing” has the meaning specified in Section 2.02(a).

“Obligations” has the meaning set forth in the Guarantee and Collateral Agreement.

“Other Taxes” has the meaning specified in Section 2.11.

“Parent” means Sears Holdings Corporation, so long as Sears Holding Corporation continues to hold at least ten percent (10%) of the equity securities of the Borrower.

“Pension Wind-up Deficit” means, as of any particular date and with respect to a particular Canadian Pension Plan, the total amount required to be paid into that Canadian Pension Plan by the Borrower and any other Group Member in order to fully fund all of the liabilities of that Canadian Pension Plan on that date (including wind-up expenses), as determined based on an Actuarial Report prepared as at that date and assuming the Canadian Pension Plan is wholly terminated on that date.

“Perfection Certificate” means a certificate with respect to the Borrower and the other Loan Parties in form reasonably satisfactory to the Agent.

“Permitted Acquisition” means any Acquisition permitted under Section 5.02(c).

“Permitted Debt” means each of the following as long as no Default or Event of Default exists at the time of incurrence thereof or would arise from the incurrence thereof:

(a)                                 Debt outstanding on the date hereof and listed in the Perfection Certificate (including under the ABL Credit Agreement (subject to the terms of the Intercreditor Agreement));

(b)                                 Debt of any Loan Party to any other Loan Party;

(c)                                  Debt of any Subsidiary of the Borrower which is not a Loan Party to any Loan Party; provided, that (1) such Debt is incurred in the ordinary course of business consistent with past practices and (2) (x) such Debt shall not exceed CAN$5,000,000 in the aggregate at any one time outstanding, or (y) (i) at the time of incurrence of any such Debt and immediately after giving pro forma effect thereto, no Default or Event of Default shall have occurred and be continuing, and (ii) after giving effect to any such Debt (A) the Pro Forma and Projected Excess Availability is at least 20% of the ABL Line Cap, and (B) the Pro Forma Fixed Charge Ratio shall be at least 1.1 to 1.0;

(d)                                 Debt of any Group Member to any Subsidiary of the Borrower which is not a Loan Party;

(e)                                  (i) purchase money Debt used to finance the acquisition of any fixed or capital assets, including Capital Lease Obligations, and any Debt assumed in connection with the acquisition of any such assets or secured solely by a Lien on any such assets prior to the acquisition thereof, and (ii) Debt incurred in connection with sale-leaseback transactions with respect to assets not constituting Collateral (provided that no such sale-leaseback transactions shall be consummated until after the earlier of (x) the date of funding of the Delayed Draw Term Loan), or (y) the Delayed Draw Term Loan Commitment Termination Date;

(f)                                   Debt of any Person that becomes a Subsidiary in an Acquisition permitted in accordance with Section 5.02(c), which Debt is existing at the time such Person becomes a Subsidiary (other than Debt incurred solely in contemplation of such Person’s becoming a Subsidiary);

(g)                                  the Obligations;

(h)                                 Debt described in Section 5.02(a)(vi), provided, that such Debt (i) does not have a maturity date which is earlier than the Termination Date, (ii) is incurred on arm’s-length terms, (iii) is subject to an intercreditor agreement in such form and containing such terms as provided for in Section 5.02(a)(vi), and (iv) the security documents, if any, with respect to such Debt are reasonably satisfactory to the Agent in its Permitted Discretion;

(i)                                     Debt under the ABL Credit Agreement so long as it remains subject to the terms of the Intercreditor Agreement;

(j)                                    Debt in respect of performance bonds, bid bonds, appeal bonds, surety bonds and completion guarantees and similar obligations, in each case provided in the ordinary course of business, including those incurred to secure health, safety and environmental obligations in the ordinary course of business;

(k)                                 Debt arising from overdraft facilities and/or the honoring by a bank or other financial institution of a cheque, draft or similar instrument drawn against insufficient funds in the ordinary course of business or other cash management services (including, but not limited to, intraday, ACH and purchasing card/T&E services) in the ordinary course of business; provided, that (x) such Debt (other than credit or purchase cards) is extinguished within ten Business Days of notification to the applicable Loan Party of its incurrence and (y) such Debt in respect of credit or purchase cards is extinguished within 60 days from its incurrence;

(l)                                     Debt arising from agreements of the Borrower or any Subsidiary providing for indemnification, adjustment of purchase or acquisition price or similar obligations, in each case, incurred or assumed in connection with any Permitted Acquisition or the disposition of any business, assets or any Subsidiary not prohibited by this Agreement, other than guarantees of Debt incurred by any Person acquiring all or any portion of such business, assets or any Subsidiary for the purpose of financing such Acquisition;

(m)                             Debt consisting of the financing of insurance premiums in the ordinary course of business;

(n)                                 unsecured Debt not otherwise incurred under any other clause of this definition not in excess of CAN$50,000,000 in the aggregate outstanding at any time;

(o)                                 Debt of the type specified in clause (g) of the definition thereof to the extent such Debt constitutes a Permitted Investment; and

(p)                                 Permitted Refinancing Debt.

“Permitted Discretion” means a determination made in good faith and in the exercise of commercially reasonable business judgment.

“Permitted Dispositions” means any of the following:

(a)                                 transfers and Dispositions of Inventory in the ordinary course of business;

(b)                                 transfers and Dispositions among the Loan Parties;

(c)                                  transfers and Dispositions by any Subsidiary of the Borrower which is not a Loan Party to any Loan Party;

(d)                                 transfers and Dispositions by any Subsidiary of the Borrower which is not a Loan Party to other Subsidiaries which are not Loan Parties;

(e)                                  transfers and Dispositions (other than transfers and Dispositions of Inventory, Credit Card Accounts Receivable or any other Collateral (as defined in any Security Document)) to any Subsidiary of the Borrower which is not a Loan Party by any Loan Party provided, that any such Disposition shall be (i) undertaken in the ordinary course of business and (ii) on terms that are fair and reasonable and no less favorable to the Loan Party than it would obtain in a comparable arm’s length transaction with a Person that is not a Subsidiary of the Borrower; and further provided that (x) any such Disposition of Related Intellectual Property (and licenses thereof in favor of any Loan Party) shall be subject to the perpetual rights of the Loan Parties and the Agent (without payment of any rent or royalties) to use such Related Intellectual Property and licenses in connection with the Disposition of the Collateral,  and the transferee shall have entered into an agreement on terms reasonably satisfactory to the Agent relating thereto and (y) no Dispositions under this clause (e) shall be made to any Permitted Holder;

(f)                                   the sale of surplus, obsolete or worn out equipment or other property in the ordinary course of business by the Borrower or any Subsidiary;

(g)                                  (i) transfers and Dispositions of Inventory outside of the ordinary course of business in an amount not to exceed CAN$5,000,000 in any fiscal year, and (ii) other transfers and Dispositions of all or any portion of the Borrower’s or any of its Subsidiaries’ assets (excluding any Intellectual Property (and licenses thereof in favor of any Loan Party) which is material and necessary to the operation of the Loan Parties’ business, and any Collateral (as defined in any Security Document) but including any equity interests of Borrower’s Subsidiaries), in each case, for fair market value and for cash, provided, that immediately after giving effect to any such disposition set forth in clause (ii) above, (i) no Default or Event of Default then exists and (ii) either (A) the Pro Forma and Projected Excess Availability is at least 15% of the ABL Line Cap, or (B) such Loan Party uses the Net Proceeds of such Disposition to repay the Term Loan in an amount equal to the lesser of (x) 100% of such Net Proceeds and (y) an amount sufficient to cause Pro Forma and Projected Excess Availability to be 15% or more of the ABL Line Cap, and (iii) if the Disposition is to a Subsidiary or Affiliate of a Loan Party which is not a Loan Party, such Disposition shall be on terms that are fair and reasonable and no less favorable to the Loan Party than it would obtain in a comparable arm’s length transaction with a Person that is not a Subsidiary or Affiliate of a Loan Party; provided; further; that no Dispositions under this clause (g) shall be made to any Permitted Holder;

(h)                                 transfers and Dispositions which constitute Restricted Payments, that are otherwise permitted hereunder;

(i)                                     Dispositions permitted pursuant to Section 5.02(b) hereof;

(j)                                    the sale of Policy Investments for cash and in the ordinary course of business;

(k)                                 the sale or Disposition of defaulted receivables and the compromise, settlement and collection of receivables in the ordinary course of business or in bankruptcy or other proceedings concerning the other account party thereon and not as part of an accounts receivable financing transaction; provided that no Dispositions under this clause (k) shall be made to any Permitted Holder;

(l)                                     licenses or subleases or sublicenses of any real or personal property not constituting Collateral in the ordinary course of business; provided that any such licenses or sublicenses of Intellectual Property shall be subject to the Agent’s rights to utilize same in connection with the realization upon any Collateral; provided; further; that no Dispositions under this clause (l) shall be made to any Permitted Holder;

(m)                             any surrender or waiver of contract rights or the settlement, release, recovery on or surrender of contract, tort or other claims of any kind (other than, in each case, with respect to rights to license the Related Intellectual Property, unless the limited license granted to the Agent in such Related Intellectual Property pursuant to the Loan Documents remains in effect and is acknowledged by the licensee) to the extent that any of the foregoing could not reasonably be expected to have a Material Adverse Effect;

(n)                                 sales of Inventory (other than Eligible Inventory) determined by the management of the applicable Loan Party not to be saleable in the ordinary course of business of such Loan Party or any of the Loan Parties; and

(o)                                 transfers of assets, including Inventory, in connection with Store closings (and/or department closings within Stores) permitted pursuant to Section 5.02(k); provided that no Dispositions under this clause (o) shall be made to any Permitted Holder.

“Permitted Holder” means Parent or any Subsidiary of Parent, Edward Lampert or ESL Investments, Inc., and any of its Affiliates, other than a Loan Party.

“Permitted Investments” means each of the following as long as no Default or Event of Default exists at the time of the making such of Investment or would arise from the making of such Investment:

(a)                                 Investments existing on, or contractually committed as of the Effective Date and set forth in the Perfection Certificate; provided that no Investments under this clause (a) shall be made in any Permitted Holder except existing on the date hereof in Subsidiaries of the Borrower;

(b)                                 (i) Investments by any Loan Party and its Subsidiaries in their respective Subsidiaries outstanding on the Effective Date, (ii) Investments by any Loan Party and its Subsidiaries in Loan Parties and (iii) Investments by Subsidiaries that are not Loan Parties in Holdings or any Subsidiary;

(c)                                  other Investments of any Loan Party in any other Subsidiary of the Borrower which is not a Loan Party (including, without limitation, intercompany loans made to any such Subsidiary); provided, that (1) such Investment is incurred in the ordinary course of business consistent with past practices and (2) (x) such Investments shall not exceed CAN$10,000,000 in the aggregate at any one time outstanding or (y) (A) at the time of any such Investment and immediately after giving pro forma effect thereto, no Default or Event of Default shall have occurred and be continuing and (B) after giving effect to any such Investment (1) the Pro Forma and Projected Excess Availability is at least 20% of the ABL Line Cap, and (2) the Pro Forma Fixed Charge Ratio shall be at least 1.1 to 1.0;

(d)                                 Investments of the Borrower or any of its Subsidiaries in any other Person not constituting an Acquisition; provided that (a) at the time of any such Investment and immediately after giving pro forma effect thereto, no Default or Event of Default shall have occurred and be continuing, and (b) after giving effect to any such Investment (A) the Pro Forma and Projected Excess Availability is at least 20% of the ABL Line Cap, and (B) the Pro Forma Fixed Charge Ratio shall be at least 1.1 to 1.0; provided ; further that no Investments under this clause (d) shall be made in any Permitted Holder;

(e)                                  Investments constituting a Permitted Acquisition and Investments held by the Person acquired in such Acquisition at the time of such Acquisition (and not acquired in contemplation of such Acquisition); provided that no Investments under this clause (e) shall be made in any Permitted Holder;

(f)                                   Investments arising out of the receipt of noncash consideration for the sale of assets otherwise permitted under this Agreement;

(g)                                  any Policy Investments existing on the Effective Date; provided that no Investments under this clause (g) shall be made in any Permitted Holder;

(h)                                 Investments in Swap Contracts entered into in the ordinary course and not for speculative purposes;

(i)                                     to the extent not prohibited by applicable law, advances to officers, directors and employees and consultants of the Group Members made for travel, entertainment, relocation and other ordinary business purposes;

(j)                                    Investments received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with or judgments against, customers and suppliers, in each case in the ordinary course of business or Investments acquired by any Group Member as a result of a foreclosure by any Loan Party with respect to any secured Investments or other transfer of title with respect to any secured Investment in default;

(k)                                 Investments held by any Person at the time such Person is acquired in accordance with Section 5.02(c);

(l)                                     Investments made with the common stock of the Borrower as long as no Event of Default will arise directly therefrom (including under Section 6.01(g) hereof);

(m)                             accounts receivable, security deposits and prepayments arising and trade credit granted in the ordinary course of business;

(n)                                 Guarantees by the Borrower or any Subsidiary of operating leases (other than Capital Lease Obligations) or of other obligations that do not constitute Debt, in each case entered into by the Borrower or any Subsidiary in the ordinary course of business;

(o)                                 advances in the form of a prepayment of expenses, so long as such expenses are being paid in accordance with customary trade terms of the applicable Group Member;

(p)                                 Investments consisting of the licensing or contribution of Intellectual Property pursuant to joint marketing arrangements with other Persons, provided that no such Investment shall impair in any manner the limited license granted to the Agent in such Intellectual Property pursuant to the Loan Documents; provided that no Investments under this clause (p) shall be made in any Permitted Holder;

(q)                                 Investments in joint ventures that own real properties upon which Stores are located existing as of the Effective Date and entered into hereafter in the ordinary course of business; provided that no Investments under this clause (q) shall be made in any Permitted Holder;

(r)                                    So long as no Cash Dominion Event has occurred and is continuing and no Default or Event of Default has occurred and is continuing or would result therefrom, Investments consisting of (i) loans maturing within 75 days from the date when made by the Borrower to the Parent or any indirect parent of the Borrower in an amount not to exceed, CAN$10,000,000 outstanding at any time and (ii) other loans made by the Borrower to the Parent or any indirect parent of the Borrower so long as immediately after giving effect to any such loan, on a pro forma basis, (x) ABL Excess Availability is greater than 20% of the ABL Line Cap and (y) the Pro Forma Fixed Charge Ratio is at least 1.1:1.0 (provided that no Investments under this clause (r)(ii) shall be made in any Permitted Holder);

(s)                                   other Investments in an amount not to exceed CAN$5,000,000 in the aggregate outstanding at any time; provided that no Investment pursuant to this clause (s) shall be made by any Loan Party in any Subsidiary of the Borrower which is not a Loan Party;

(t)                                    New Brunswick Call Center Investment in an aggregate amount not to exceed CDN$20,000,000 during any fiscal year; provided that (x) such Investment is made for the funding of ordinary course selling, general and administrative expenses (and not in connection with any capital expenditures) and (y) immediately after giving effect to any such Investment, (i) no Default or Event of Default then exists and (ii) the Pro Forma and Projected Excess Availability is at least 15% of the ABL Line Cap; and

(u)                                 U.S. Subsidiary Investment in an aggregate amount not to exceed $6,000,000 during any fiscal year; provided that, immediately after giving effect to any such Investment, (i) no Default or Event of Default then exists and (ii) the Pro Forma and Projected Excess Availability is at least 15% of the ABL Line Cap.

“Permitted Liens” means:

(a)                                 Liens for taxes, assessments and governmental charges or levies not yet due and payable or to the extent such taxes, assessments or governmental charges are being contested in good faith and by proper proceedings and as to which appropriate reserves are being maintained or Liens for utilities and services that have accrued but are not yet due and payable;

(b)                                 (x) Liens imposed by law, such as materialmen’s, builder’s, construction, mechanics’, carriers’, workmen’s and repairmen’s Liens and other similar Liens arising in the ordinary course of business securing obligations that are not overdue for a period of more than 30 days or that are being contested in good faith by appropriate proceedings and as to which appropriate reserves are being maintained, (y) the provisions of applicable laws, including zoning, land use and building restrictions, by-laws and regulations and (z) Liens of any nature claimed or held by Her Majesty the Queen in Right of Canada or Her Majesty the Queen in Right of any province;

(c)                                  (x) landlords’ Liens arising in the ordinary course of business securing (i) rents not yet due and payable, and (ii) rent for Stores in an amount not to exceed the monthly base rent due for the immediately preceding calendar month and (y) in respect of real property located in the Province of Quebec, landlords’ Liens securing the payment and performance of all obligations owing under any lease in respect of such property in favor of the landlord thereof; provided that such Liens (in the case of both clause (x) and clause (y)) are limited to the assets located at such leased property; and (z) (A) any ground lease, emphyteutic lease, head lease or other lease which is superior to the Qualifying Leasehold Real Estate, or rights in favour of the applicable landlord contained in any such superior lease, (B) Liens in favour of the landlords and Liens which the leases, subleases or other occupancy agreements subject to the Qualifying Leasehold Real Estate are stated to be subject to or bound pursuant to the terms of such leases, subleases or other occupancy agreements, (C) in respect of the Qualifying Leasehold Real Estate outside of the Province of Quebec, Liens encumbering the freehold interest in such Qualifying Leasehold Real Estate provided that the holder of any freehold Lien that is a financial charge, mortgage or other Lien that has priority over the Loan Party’s leasehold interest for any Qualifying Leasehold Real Estate has entered into a non-disturbance agreement with such Loan Party in form and substance satisfactory to the Lenders acting reasonably which may be assigned in favour of the Agent without the necessity of the consent of such freehold Lien encumbrance holder or any other party, and (D) leases, sublease, licenses, concessions or other occupancy agreements relating to the Qualifying Leasehold Real Estate;

(d)                                 any attachment or judgment lien not constituting an Event of Default under Section 6.01(f);

(e)                                  Liens presently existing or hereafter created in favor of the Agent, on behalf of the Credit Parties;

(f)                                   Liens arising by the terms of commercial letters of credit entered into in the ordinary course of business to the extent that such letters of credit are to be issued in a currency other than Canadian Dollars or Dollars, in each case to secure reimbursement obligations thereunder, provided that such Liens only encumber the title documents and underlying goods relating to such letters of credit;

(g)                                  Liens in favor of issuers of credit cards arising in the ordinary course of business securing the obligation to pay customary fees and expenses in connection with credit card arrangements;

(h)                                 Liens incurred or deposits made by any Group Member in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, customs and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(i)                                     (A) easements, servitudes, rights-of-way, covenants, conditions, restrictions (including zoning restrictions), restrictive covenants, rights of expropriation or access, declarations, licenses, permit limitations, reservations (including pursuant to any original grant of real property from the Crown or from the applicable Governmental Authority), licences, encroachments, rights of reverter, minor defects or irregularities in title and other similar charges or encumbrances, whether or not of record, that do not, in the aggregate, interfere in any material respect with the ordinary course of business, or in respect of any real property which is part of the Collateral, any title defects, liens, charges or encumbrances (other than such prohibited monetary Liens) that are not otherwise  permitted hereunder which a title insurance company is prepared to endorse or insure by exclusion or affirmative endorsement reasonably acceptable to the Agent and which is included in any applicable title policy; (B) all Liens included as exceptions to the title insurance policies provided for each of the ABL Qualifying Real Estate and the Qualifying Real Estate provided that such exceptions constitute either Permitted Liens pursuant to this Agreement,  or if not Permitted Liens, are title encumbrances, defects or irregularities which do not, in the aggregate, materially and adversely impair the use or marketability of such ABL Qualifying Real estate or Qualifying Real Estate for the purpose for which it is presently held as reasonably determined by the Agent; (C) subdivision agreements, site plan control agreements, cost sharing agreements, development agreements, servicing agreements, reciprocal agreements and other similar agreements and related rights provided that insurance for violation of such agreements or related rights is available in an endorsement included in any applicable title insurance policy and reasonably acceptable to the Agent;

(j)                                    any interest or title of a lessor or sublessor under, and Liens arising from precautionary PPSA financing statements (or equivalent filings, registrations or agreements in foreign jurisdictions) relating to, leases and subleases permitted by this Agreement;

(k)                                 Liens on cash and Cash Equivalents securing obligations in respect of standby or trade letters of credit entered into in the ordinary course of business to the extent that such letters of credit are to be issued in a currency other than Canadian Dollars or Dollars, or trade-related bank guarantees;

(l)                                     normal and customary rights of setoff upon deposits of cash or other Liens originating solely by virtue of any statutory or common law provision relating to bankers’ liens, rights of setoff or similar rights  in favor of banks or other depository institutions;

(m)                             Liens granted to consignors who have properly perfected on consigned Inventory owned by such consignors and created in the ordinary course of business;

(n)                                 Liens on premium rebates securing financing arrangements with respect to insurance premiums;

(o)                                 deposits and other customary Liens to secure the performance of bids, trade contracts (other than for Indebtedness), leases (other than Capital Lease Obligations), statutory and regulatory obligations, surety, customs and appeal bonds, performance and return of money bonds, bids, leases, government contracts, trade contracts, agreements with utilities, and other obligations of a like nature incurred in the ordinary course of business, including those incurred to secure health, safety and environmental obligations in the ordinary course of business;

(p)                                 Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Debt or (ii) relating to pooled deposit or sweep accounts of the Borrower or any Subsidiary to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Borrower or any Subsidiary;

(q)                                 Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(r)                                    Liens solely on any cash earnest money deposits made by the Borrower or any of its Subsidiaries in connection with any letter of intent or purchase agreement in respect of any Investment permitted hereunder;

(s)                                   Liens on securities that are the subject of repurchase agreements constituting Policy Investments existing on the Effective Date; provided that no such Liens shall extend to any Collateral;

(t)                                    Liens on cash and Cash Equivalents securing Swap Contracts incurred in the ordinary course of business;

(u)                                 other Liens on cash and Cash Equivalents in an amount not to exceed CAN$10,000,000 held by a third party as security for any obligation (other than Debt); and

(v)                                 Liens granted in connection with equipment financing arrangements or leases on Inventory not constituting goods or a category of asset that is included in the Borrowing Base held by the Borrower or any of its Subsidiaries for sale, but only to the extent such Inventory is provided by the secured party and is related to the equipment subject to such financing arrangement or lease.

“Permitted Refinancing Debt” means any Debt issued in exchange for, or the Net Proceeds of which are used to extend, refinance, renew, replace, defease or refund (collectively, to “Refinance”), the Debt being Refinanced (or previous refinancings thereof constituting Permitted Refinancing Debt); provided, that (a) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Debt does not exceed the principal amount (or accreted value, if applicable) of the Debt so Refinanced (plus unpaid accrued interest and premium (including tender premiums) thereon and underwriting discounts, defeasance costs, fees, commissions and expenses), (b) the maturity date of such Permitted Refinancing Debt shall not be earlier than the maturity date of the Debt being Refinanced and weighted average life to maturity of such Permitted Refinancing Debt shall be greater than or equal to the weighted average life to maturity of the Debt being Refinanced, (c) if the Debt being Refinanced is subordinated in right of payment to the Obligations under this Agreement, such Permitted

Refinancing Debt shall be subordinated in right of payment to such Obligations on terms at least as favorable to the Lenders as those contained in the documentation governing the Debt being Refinanced, (d) no Permitted Refinancing Debt shall have different obligors, or greater guarantees or security, than the Debt being Refinanced; and (e) the Permitted Refinancing Debt shall otherwise be on terms which would not reasonably likely result in a Material Adverse Effect.

“Person” means an individual, partnership, corporation (including a business trust), joint stock company, trust, unincorporated association, joint venture, limited liability company, unlimited liability corporation, company or other entity, or a government or any political subdivision or agency thereof.

“Plan” has the meaning specified in Section 5.01(p).

“Policy Investments” means Investments made prior to the Effective Date in accordance with the investment policy of the Loan Parties set forth on Schedule 5.02(k)(ii), as such policy may be amended from time to time with the consent of the Agent, such consent not to be unreasonably withheld.

“PPSA” means the Personal Property Security Act (Ontario) and the Regulations thereunder, as from time to time in effect; provided, however, if attachment, perfection or priority of the Agent’s security interests in any Collateral are governed by the personal property security laws of any jurisdiction other than Ontario (including Quebec), PPSA shall mean those personal property security laws in such other jurisdiction,  including the Civil Code of Quebec, for the purposes of the provisions hereof relating to such attachment, perfection or priority and for the definitions related to such provisions.

“Prepayment Premium” means, the following amount, as applicable: (a) if a payment of any portion of the Term Loan is made or required to be made on or before the first anniversary of the Effective Date, an amount equal to three percent (3.00%) of the principal amount of the Term Loan paid or required to be paid on such date; (b) if a payment of any portion of the Term Loan is made or required to be made after the first anniversary of the Effective Date but on or before the second anniversary of the Effective Date, an amount equal to two percent (2.00%) of the principal amount of the Term Loans paid or required to be paid on such date; and (c) if a payment of any portion of the Term Loan is made or required to be made after the second anniversary of the Effective Date but on or before the third anniversary of the Effective Date, an amount equal to one percent (1.00%) of the principal amount of the Term Loan paid or required to be paid on such date.

“Prime Rate”  means, with respect to any Term Loan denominated in Dollars, for any day a fluctuating interest rate per annum equal to the highest of (a) the rate of interest in effect for such day as publicly announced from time to time by Wells Fargo Bank, National Association as its “prime rate”; (b) the Federal Funds Rate for such day, plus 0.50%; (c) the Adjusted LIBOR Rate for a 30 day interest period as determined on such day, plus 1.0% and (d) 3.25%.  The “prime rate” is a rate set by Wells Fargo Bank National Association based upon various factors including its costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate.  Any change in the prime rate, the Federal Funds Rate or the Adjusted LIBOR Rate, respectively, shall take effect at the opening of business on the day specified in the public announcement of such change.

“Prime Rate Loan” means a Term Loan in Dollars that bears interest as provided in Section 2.05(a)(ii).

“Priority Payables Reserve” means at any time, without duplication, the obligations, liabilities and indebtedness at such time which have (or would in a bankruptcy, receivership or analogous proceeding have) a trust, deemed trust, right of garnishment, right of distress, charge or statutory lien imposed to provide for payment or Liens ranking or capable of ranking senior to or pari passu with Liens securing the Obligations on any of the Collateral under federal, provincial, state, county, municipal, or local law including, to the extent that there is such a trust, statutory Liens or Liens in respect of the specified item that has or is capable of having such rank, claims for unremitted and accelerated rents, utilities, taxes (including sales taxes and goods and services taxes (“GST”) and harmonized sales taxes (“HST”) net of input tax credits deducted in calculating the amount of GST and HST payable), the claims of a clerk, servant, travelling salesperson, labourer or worker (whether full-time or part-time) who is owed wages, salaries, commissions, disbursements, compensation or other amounts (such as union dues payable on behalf of employees) by the Loan Parties (but only to the extent that the claims of such parties may rank or be capable of ranking senior to or pari passu with Liens securing the Obligations on any of the Collateral pursuant to Section 81.3 or 81.4 of the BIA or any applicable provincial law), vacation pay, severance pay, employee source deductions, workers’ compensation obligations, government royalties or Pension Wind-up Deficit (but only to the extent ranking or capable of ranking senior to or pari passu with Liens securing the Obligations on any of the Collateral pursuant to Section 81.5 or Section 81.6 of the BIA or any applicable provincial law), in each case net of the aggregate amount of all restricted cash set aside and readily available for the payment of such obligations pursuant to arrangements satisfactory to the Agent, together with the aggregate value, determined in accordance with GAAP, of all Eligible Inventory which may be or may become subject to a right of a supplier to recover possession thereof or to exercise rights of revendication with respect thereto under any federal, provincial, state, county, municipal, or local law, where such supplier’s right may have priority over Liens securing the Obligations including Eligible Inventory subject to a right of a supplier to repossess goods pursuant to Section 81.1 of the BIA or the Civil Code of Quebec.

“Proceeds of Crime Act” means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada).

“Pro Forma and Projected Excess Availability” shall mean, for any date of calculation, after giving effect to the applicable transaction or payment, the pro forma and projected ABL Excess Availability for the subsequent twelve (12) fiscal month period, determined as of the last day of each fiscal month in such period and based on the Borrower’s good faith projections that are used to run the business of the Borrower and prepared in accordance with past practices. With respect to any such transaction or payment for which either (x) the applicable Loan Party would be required under its corporate governing documents or internal policies and procedures to obtain the approval of such Loan Party’s applicable board of directors or similar governing body to make such payment or undertake such transaction, (y) except with respect to Investments permitted under clauses (s) and (t) of the definition of Permitted Investments, the transaction or payment is in an amount greater than or equal to $5,000,000; or (z) the making of such payment or the consummation of such transaction would cause the Pro Forma and Projected Excess Availability to be equal to or less than 20% of the ABL Line Cap, such projections shall be delivered to the Agent no less than (i) with respect to clause (x) above, one (1) Business Day prior to the meeting of a Loan Party’s applicable board of directors or similar governing body to approve such transaction or payment, and (ii) with respect to clauses (y) and (z) above, three (3) Business Days prior to making such payment or undertaking such transaction.

“Pro Forma Fixed Charge Ratio” shall mean, for any date of calculation, the Fixed Charge Ratio as of the last day of the most recently completed fiscal quarter for which financial statements pursuant to Section 5.01(j) are available (the “Reference Date”), after giving pro forma effect to any applicable transaction or payment as if such transaction or payment had occurred on the first day of the four fiscal quarter period ending on the Reference Date.  With respect to any such transaction or payment for which either (x) the applicable Loan Party would be required under its corporate governing documents or internal policies and procedures to obtain the approval of such Loan Party’s applicable board of directors or similar governing body to make such payment or undertake such transaction, (y) the transaction or payment is in an amount greater than or equal to $5,000,000; or (z) the making of such payment or the consummation of such transaction would cause the Pro Forma and Projected Excess Availability to be equal to or less than 20% of the ABL Line Cap , such projections shall be delivered to the Agent no less than (i) with respect to clause (x) above, one (1) Business Day prior to the meeting of a Loan Party’s applicable board of directors or similar governing body to approve such transaction or payment, and (ii) with respect to clauses (y) and (z) above, three (3) Business Days prior to making such payment or undertaking such transaction.

“Pro Rata Share” means with respect to any Lender, the percentage obtained by dividing (i) the sum of the Term Loan Outstandings of such Lender, by (ii) the sum of the then existing Term Loan Outstandings of all Lenders.

“Push Down Reserve” means the amount, if any, by which the aggregate outstanding principal balance of the Term Loan (made as of the Effective Date and the date the Delayed Draw Term Loan is made which shall be converted to Canadian Dollars for purposes of the Push Down Reserve at the Spot Rate as of the Business Day prior to the delivery of the Borrowing Base) exceeds the Borrowing Base (including on account of any Realty Reserve or any Availability Reserve imposed or to be imposed by the Agent), as calculated by the Agent based upon the most recent Borrowing Base Certificate delivered to the Agent by the Borrower.

“Qualifying Freehold Real Estate” means real property to which a Loan Party has good and marketable freehold title, and which is acceptable to the Agent and the Lenders in their sole discretion, with respect to which (a) the Agent has been granted a legal, valid, binding and perfected first priority Mortgage (senior in priority to all other Liens other than Liens of the type specified in clause (a), (b), (c) (d) or (i) of the definition of Permitted Liens) securing the Obligations on terms reasonably satisfactory to the Agent, (b) the Agent has been issued a lender’s title insurance policy reasonably satisfactory to it, (c) the Borrower maintains the insurance and has otherwise complied with Section 5.01(c) of the Credit Agreement, (d) ALTA-equivalent surveys, appraisals and environmental reports in each case reasonably satisfactory to the Agent, provided that, an ALTA-equivalent survey is not required if the title insurance policy referred to in clause (b) contains reasonable and customary survey-related endorsements, (e) the Borrower shall have complied with all payment obligations in respect of taxes, assessments and governmental charges or levies in respect of such owned real estate and (f) reasonably satisfactory property condition assessments have been delivered to the Agent.  Notwithstanding the foregoing, Qualifying Freehold Real Estate shall not include any ABL Qualifying Real Estate.  Following the inclusion of any real estate as Qualifying Freehold Real Estate, the Borrower and the Lenders may mutually agree that any such real estate is no longer Qualifying Freehold Real Estate and subject to a Mortgage in favor of the Agent; provided that nothing herein shall prohibit the Agent from excluding any Qualifying Freehold Real Estate from the definition of the Borrowing Base if it fails to meet one or more criteria for its inclusion into the Borrowing Base.  For certainty, no emphyteutic lease in the Province of Quebec shall constitute Qualifying Freehold Real Estate.

“Qualifying Leasehold Real Estate” means any leasehold interest or any grant of a perpetual easement or other interest (and, in the case of leased premises situated in the Province of Quebec, means the rights resulting from a commercial lease in favour of a Loan Party, as lessee, provided that (i) notice of such lease and any options to renew the term have been registered on title to the subject immovable property and (ii) any holder of an immovable hypothec registered against title to the immovable property has not filed, prior to the date of registration of the notice of lease, a sixty day notice in accordance with the laws of the Province of Quebec indicating such hypothecary creditor’s intention to enforce its immovable hypothec), other than a fee interest, where a Loan Party is the grantee, lessee or tenant and which is acceptable to the Agent and the Lenders in their sole discretion, with respect to which (a) the Agent has been granted a legal, valid, binding and perfected first priority Mortgage (or, in the case of leased premises situated in the Province of Quebec, the Agent has been granted a legal, valid, binding and perfected first priority movable hypothec in the rights of the Loan Party as lessee under the related commercial lease) (senior in priority to all other Liens other than Liens of the type specified in clauses  (b) and (c) of the definition of Permitted Liens) securing the Obligations on terms reasonably satisfactory to the Agent, (b) the Agent has been issued a lender’s title insurance policy reasonably satisfactory to it, (c) the Borrower maintains the insurance and has otherwise complied with Section 5.01(c) of the Credit Agreement, (d) [reserved], (e) [reserved], (f) all payments required to be made under the applicable lease or agreement by any Loan Party shall have been fully and timely made and no event (including a default or event of default) shall have occurred that shall by passage of time or otherwise result in the termination of such lease or shall give the applicable landlord the right to terminate such lease and, as confirmed by a certificate from the applicable Loan Party to the lenders confirming that the requirements of this clause (f) have been satisfied, and (g) reasonably satisfactory property condition assessments have been delivered to the Agent.  Notwithstanding the foregoing, Qualifying Leasehold Real Estate shall not include any ABL Qualifying Real Estate.  Following the inclusion of any real estate as Qualifying Leasehold Real Estate, the Borrower and the Lenders may mutually agree that any such real estate is no longer Qualifying Leasehold Real Estate and subject to a Mortgage in favor of the Agent; provided that nothing herein shall prohibit the Agent from excluding any Qualifying Leasehold Real Estate from the definition of the Borrowing Base if it fails to meet one or more criteria for its inclusion into the Borrowing Base.  For certainty, no emphyteutic lease in the Province of Quebec shall constitute Qualifying Leasehold Real Estate.

“Qualifying Real Estate” means all Qualifying Freehold Real Estate and Qualifying Leasehold Real Estate.

“Realty Reserves” means, any reserve established, in connection with the Delayed Draw Term Loan, as being appropriate to reflect the impediments to the Agent’s ability to realize upon the Qualifying Real Estate or to reflect claims and liabilities that Agent or the Required Lenders determine will need to be satisfied in connection with the realization upon the Qualifying Real Estate.  Without limiting the generality of the foregoing, Realty Reserves may include (but are not limited to), without duplication, (a) Environmental Compliance Reserves, (b) reserves for (i) unpaid taxes and assessments, (ii) repairs required under this Agreement and (iii) remediation of material title defects, (c) reserves for debt secured by Liens (other than inchoate Liens for amounts not yet due) having priority over the Lien of Agent and (d) material diminution in value of Qualifying Real Estate.

“Register” has the meaning specified in Section 8.07(d).

“Related Intellectual Property” means such rights with respect to the Intellectual Property of the Borrower and its Subsidiaries as are reasonably necessary to permit the Agent to enforce its rights and remedies under the Loan Documents with respect to the Collateral.

“Required Lenders” means, at any time, the holders of more than 50% of the Term Loan Outstandings of all Lenders; provided that, at any time when there are two (2) or more non-affiliated Lenders, Required Lenders shall mean at least two (2) non-affiliated Lenders holding the amounts set forth above.

“Requirements of Law” means as to any Person, the Certificate of Incorporation and By-Laws or other organizational or governing documents of such Person, and any law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

“Reserve Notice Period” means one day prior notice to the Borrower, unless a Cash Dominion Event has occurred and is continuing, in which case the Reserve Notice Period shall mean any notice period (including no notice) determined by the Agent in its Permitted Discretion to be necessary or desirable to protect the interests of the Credit Parties.

“Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) with respect to any equity interests in the Borrower or any Subsidiary of the Borrower, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such equity interests in the Borrower or any Subsidiary of the Borrower or any option, warrant or other right to acquire any such equity interests in the Borrower or any Subsidiary of the Borrower.

“Revaluation Date” means, each of the following:  (a) in the case of a Borrowing which is a LIBOR Rate Loan, two Business Days before the date of a proposed Borrowing, and in the case of a Borrowing which is a Prime Rate Loan one Business Day before the date of a proposed Borrowing, (b) [reserved], (c) in the case of the Borrowing Base calculation, each date a Borrowing Base Certificate is (or required to be) delivered, and (d) such additional dates as Agent shall determine or the Required Lenders shall require, in each case, in their Permitted Discretion.  For the avoidance of doubt, all interest, costs and fee (including any Prepayment Premium) shall be calculated and paid in Dollars.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the Government of Canada, the United States Government (including without limitation, the Office of Foreign Assets Control (“OFAC”)), the United Nations Security Council, the European Union, or Her Majesty’s Treasury (“HMT”).

“Sanctioned Person” means any Person that is (i) included on any Sanctions-related list of blocked or denied parties, (ii) located or resident in, or organized under the laws of, a country or territory subject to comprehensive Sanctions (which includes, as of the date of this Agreement, Cuba, Iran, North Korea, Sudan, Syria, and the Crimea region), or (iii) majority-owned or controlled by any of the foregoing.

“Security Documents” means the collective reference to the Guarantee and Collateral Agreement, any Mortgage, any landlord access agreement, any control agreement, the deeds of hypothec charging certain moveable and immovable property granted by certain of the Loan

Parties in favor of the Agent, and all other collateral and/or security documents hereafter delivered to the Agent (or its designee) granting a Lien on any property of any Person to secure the obligations and liabilities of any Loan Party under any Loan Document.

“Solvent” means, when used with respect to any Person, that, as of any date of determination, (a) the aggregate of the property of such Person as of such date is at a fair valuation, sufficient, or, if disposed of at a fairly conducted sale under legal process, would be sufficient to enable payment of the amount of all obligations due and accruing due of such Person, determined in accordance with applicable federal and provincial laws governing determinations of the insolvency of debtors, (b) such Person has not ceased paying its current obligations in the ordinary course of business as they generally become due, and (c) such Person is able to “meet its obligations as they generally become due”.

“Spot Rate” means, “rate of exchange” as defined (and determined as provided) in Section 8.19 for a conversion of Canadian Dollars into Dollars that is established on the date that is two Business Days prior to the date as of which the foreign exchange computation is made.

“Statutory Reserve Rate” means a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Federal Reserve Board of the United States with respect to the Adjusted LIBOR Rate, for eurocurrency funding (currently referred to as “Eurocurrency Liabilities” in Regulation D of the Federal Reserve Board). Such reserve percentages shall include those imposed pursuant to such Regulation D.  Term Loan based on the LIBOR Rate shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

“Store” means any store owned or leased and operated by any Loan Party.

“Store Closure Sale” means a store closure sale that, if including more than ten (10) stores (whether in one transaction or a series of related transactions), is properly managed by an independent, nationally recognized, professional retail inventory liquidation firm reasonably acceptable to the Agent, over a defined period that is anticipated by the Borrower not to exceed 12 weeks (on average) from the date of the same commencement.

“Subsidiary” of any Person means any corporation, partnership, joint venture, limited liability company, trust or estate of which (or in which) more than 50% of the issued and outstanding capital stock or other equity interest having ordinary voting power to elect a majority of the Board of Directors or other governing body of such corporation, partnership, joint venture, limited liability company, trust or estate (irrespective of whether at the time capital stock or other equity interests of any other class or classes of such corporation, partnership, joint venture, limited liability company, trust or estate shall or might have voting power upon the occurrence of any contingency), is at the time directly or indirectly owned by such Person, by such Person and one or more of its other Subsidiaries or by one or more of such Person’s other Subsidiaries.

“Subsidiary Guarantor” means each direct and indirect wholly owned Subsidiary of the Borrower that owns Inventory, Credit Card Accounts Receivable, or other Collateral (as defined in the Guarantee and Collateral Agreement).

“Supermajority Lenders” means, at any time, the holders of 80% or more of the Term Loan Outstandings; provided that, at any time when there are two (2) or more non-affiliated Lenders, Supermajority Lenders shall mean at least two (2) non-affiliated Lenders holding the amounts set forth above.

“Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Taxes” has the meaning specified in Section 2.11.

“Term Loan” means, collectively, the Initial Term Loan and the Delayed Draw Term Loan.

“Term Loan Outstandings” means, at any time of calculation, (a) the sum of the then existing aggregate outstanding principal amount of Term Loan, and (b) when used with reference to any single Lender, the sum of the then existing outstanding principal amount of Term Loan advanced by such Lender.

“Termination Date” means the earliest of (a) the fifth anniversary of the Effective Date, (b) the first date on which an ABL Termination Event shall occur and (c) the “Termination Date” under and as defined in the ABL Credit Agreement, in the event the Debt under the ABL Credit Agreement is not refinanced on terms (i) that are substantially similar to, or more advantageous to (A) the Loan Parties than those set forth in the ABL Credit Agreement as in effect on the date hereof (including fees, pricing, guaranties, security and covenants) and (B) the Credit Parties than those set forth in (x) the ABL Credit Agreement as in effect on the date hereof and (y) the Intercreditor Agreement as in effect on the date hereof or (ii) otherwise reasonably acceptable to the Agent or the Required Lenders.

“Type” means either a Prime Rate Loan or a LIBOR Rate Loan.

“U.S. Subsidiary” means The Cut Inc., a Delaware corporation and a wholly owned direct Subsidiary of the Borrower.

“Voting Stock” means capital stock issued by a corporation, or equivalent interests in any other Person, the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of such Person, even if the right so to vote has been suspended by the happening of such a contingency.

“Wind-up Reserve” means a reserve in an amount equal to (i) the Pension Wind-up Deficit, less (ii) the lesser of (a) 50% of the ABL Net Real Estate Value and (b) CAN$150,000,000; provided, however, that except during a Wind-up Reserve Period, the reserve shall be $zero.

“Wind-up Reserve Period” means the period (i) commencing on the date on which ABL Uncapped Availability is, or on a pro forma basis would, be less than the sum of (a) the Pension Wind-up Deficit plus (b) CAN$50,000,000 and (ii) ending on the date on which ABL Uncapped Availability has been more than the sum of (a) the Pension Wind-up Deficit plus (b) CAN$50,000,000 for 30 consecutive days.

“Write-Down and Conversion Powers” means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

SECTION 1.02. Computation of Time Periods In this Agreement, unless otherwise specified, (a) in the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding” (b) “including” means “including without limitation”; and (c) any reference to a time of day means Eastern time.

SECTION 1.03. Accounting Terms All accounting terms not specifically defined herein or in the other Loan Documents shall be construed in accordance with the IFRS as issued by the International Accounting Standards Board (“GAAP”) which for purposes of Section 5.03 shall be consistently applied. If at any time any change in GAAP would affect the computation of any financial ratio or requirement set forth herein, and either the Borrower or the Required Lenders shall so request, the Agent, the Lenders and the Borrower shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in GAAP (subject to the approval of the Required Lenders which shall not be unreasonably withheld), provided that, until so amended, (i) such ratio or requirement shall continue to be computed in accordance with GAAP prior to such change in principles and (ii) the Borrower shall provide to the Agent and the Lenders financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in GAAP.  For the avoidance of doubt, no retroactive change in GAAP shall apply to the construction of accounting terms under this Agreement in the absence of an amendment hereto in accordance with the terms of this Section 1.03.

SECTION 1.04. Other Interpretive Provisions With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document, the definitions of terms herein shall apply equally to the singular and plural forms of the terms defined.  Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein or in any other Loan Document), (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) the words “herein,” “hereof” and “hereunder,” and words of similar import when used in any Loan Document, shall be construed to refer to such Loan Document in its entirety and not to any particular provision thereof, (iv) all references in a Loan Document to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, the Loan Document in which such references appear, (v) any reference to any law shall include all statutory and regulatory provisions consolidating, amending replacing or interpreting such law and any reference to any law or regulation shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time, (vi) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights, and (vii) any reference to “province” or “provincial” shall be deemed to include “territory” or “territorial”.  For all purposes pursuant to which the interpretation or construction of this Agreement and the other Loan Documents may be subject to the laws of the Province of Quebec or a court or tribunal exercising jurisdiction in the Province of Quebec, (1) “personal property” shall include “movable property”, (2) “real property” shall include “immovable property”, (3) “tangible property” shall include “corporeal property”, (4) “intangible property” shall include “incorporeal property”, (5) “security Interest”, “mortgage” and “lien” shall include a “hypothec”, “prior claim” and a “resolutory clause”, (6) all references to filing, registering or recording under the PPSA shall include publication under the Civil Code of Quebec, (7) all references to “perfection” or “perfected” liens or security interests shall include a reference to an “opposable” or “set up” lien or security interest as against third parties, (8) any “right of offset”, “right of setoff” or similar expression shall include a “right of compensation”, (9) “goods” shall include “corporeal moveable property”, other than chattel paper, documents of title, instruments, money and securities, (10) an “agent” shall include a “mandatary”, (11) “construction liens” shall include “legal hypothecs”, (12) “joint and several” shall include “solidary”, (13) “gross negligence or willful misconduct” shall be deemed to be “intentional or gross fault”, (14) “beneficial ownership” shall include “ownership on behalf of another as mandatary”, (15) “easement” shall include “servitude”, (16) “priority” shall include “prior claim”, (17) “survey” shall include “certificate of location and plan”, and (18) “fee simple title” shall include “absolute ownership.”

SECTION 1.05. Currency Equivalent. For the purposes of making valuations or computations under this Agreement (but not for purposes of the preparation of any financial statements delivered pursuant hereto), unless expressly provided otherwise, where a reference is made to a dollar amount the amount is to be considered as the amount in Dollars and, therefore, each other currency shall be converted into the Dollar Equivalent thereof.  If Agent receives any payment from or on behalf of any Loan Party in a currency other than Dollars, Agent may convert the payment (including the monetary proceeds of realization upon any Collateral and any funds then held in a cash collateral account) into Dollars at the Dollar Equivalent thereof or at the exchange rate that Agent would be prepared to sell Dollars against the currency received on the Business Day immediately preceding the date of actual payment.  The Obligations shall be satisfied only to the extent of the amount actually received by Agent upon such conversion.  Agent shall distribute such payments to Lender or other applicable Persons in like funds as received. The Agent, the Lenders and the Borrower hereby agree and acknowledge that it is the intent of the parties for the Agent and Lenders to bear no risk of currency fluctuations and that the amount of Obligations incurred hereunder, including all Term Loan Outstandings, shall be repaid in full for amounts advanced and incurred by the Borrower, regardless of any change in the applicable exchange rate.

ARTICLE II

AMOUNTS AND TERMS OF THE ADVANCES

SECTION 2.01. The Term Loans. (a) The Lenders agree, on the terms and conditions hereinafter set forth, to make an initial term loan (the “Initial Term Loan”) to the Borrower in Dollars on the Effective Date, in an aggregate amount equal to the Dollar equivalent of CAN$125,000,000(the “Initial Term Loan Amount”) (provided that if such amount exceeds the Borrowing Base on the Effective Date (calculated without giving effect to clause (c) of the definition thereof), then the amount of such excess shall be applied as Availability Reserve and reserved against the ABL Borrowing Base as a Push Down Reserve).

(b)         The Lenders further agree, on the terms and conditions hereinafter set forth, to make a delayed draw term loan (the “Delayed Draw Term Loan”) to the Borrower in Dollars at any time from and after the Effective Date through the Delayed Draw Term Loan Commitment Termination Date, in an aggregate amount up to the Dollar equivalent of the Delayed Draw Term Loan Line Cap.

(c)          From and after the making of the Delayed Draw Term Loan, the Initial Term Loan and the Delayed Draw Term Loan (collectively referred to as the Term Loan) shall be treated as a single tranche for all purposes, including repayments, prepayments and voting and shall be secured by the same Collateral.

(d)         With respect to clauses (a) and (b) the Dollar-equivalent principal amount of the applicable Term Loan shall be calculated based on the relevant currency exchange rate in effect on the date such Term Loan is incurred.

(e)          All repayments and prepayments of the Term Loan shall be in Dollars and shall be the actual amount in Dollars as originally incurred plus all applicable fees and interest thereon, each of which shall be calculated and payable in Dollars.

(f)           Anything to the contrary in this Section 2.01 notwithstanding, Agent shall have the right (but not the obligation), in the exercise of its Permitted Discretion, to establish and increase Availability Reserves relating to the Collateral.  For the avoidance of doubt if any Availability Reserve (other than the Push Down Reserve (including any the Realty Reserve)) or the basis thereof is established or determined under the ABL Credit Agreement against the ABL Borrowing Base it shall not be recalculated or established against the Borrowing Base.

SECTION 2.02. Making the Term Loan (a) The Borrowing under Section 2.01(a) shall be made on notice, given not later than (x) 12:00 noon on the third Business Day prior to the Effective Date in the case of a proposed Borrowing of Initial Term Loan consisting of LIBOR Rate Loan or (y) 11:00 a.m. one Business Day prior to the Effective Date in the case of Borrowing of Initial Term Loan consisting of Prime Rate Loan, by the Borrower to the Agent, which shall give to each Lender prompt notice thereof. The Borrowing under Section 2.01(b) shall be made on notice, given not later than (x) 12:00 noon on the third Business Day prior to the date of the proposed Borrowing in the case of a proposed Borrowing of Delayed Draw Term Loan consisting of LIBOR Rate Loan or (y) 11:00 a.m. one Business Day prior to the date of the proposed Borrowing in the case of Borrowing of Delayed Draw Term Loan consisting of Prime Rate Loan, by the Borrower to the Agent, which shall give to each Lender prompt notice thereof. Each such notice of Borrowing (a “Notice of Borrowing”) shall be by telephone, confirmed immediately in writing, by email attachment or by telecopier, in substantially the form of Exhibit A hereto, specifying therein the requested (i) date of such Borrowing, (ii) aggregate amount of the Borrowing (which shall not exceed the Line Cap), and (iii) in case of LIBOR Rate Loan, the initial Interest Period for the Term Loan.  Each Lender shall, before 2:00 P.M. on the date of such Borrowing make available for the account of its Applicable Lending Office to the Agent at the Agent’s Account, in same day funds and in Dollars, such Lender’s ratable portion of the Initial Term Loan borrowing or Delayed Draw Term Loan Borrowing, as applicable.  After the Agent’s receipt of such funds and upon fulfillment of the applicable conditions set forth in Section 3.01 or Section 3.02, as applicable, the Agent will make such funds available to the Borrower at the Agent’s address referred to in Section 8.02.  Anything above to the contrary notwithstanding, (i) the Borrower may not select LIBOR Rate Loan if the aggregate amount of such Borrowing is less than $1,000,000 or if the obligation of the Lenders to make LIBOR Rate Loan shall then be suspended pursuant to Section 2.06 or 2.14 and (ii) LIBOR Rate Loan may not be outstanding as part of more than five separate Interest Periods in the aggregate.

(b)         The Notice of Borrowing shall be irrevocable and binding on the Borrower.  The Borrower shall indemnify each Lender against any loss, cost or expense incurred by such Lender as a result of any failure to fulfill on or before the date specified in such Notice of Borrowing for such Borrowing the applicable conditions set forth in Article III, including any loss (including loss of anticipated profits), cost or expense incurred by reason of the liquidation or reemployment of deposits or other funds acquired by such Lender to fund the Initial Term Loan or the Delayed Draw Term Loan, as applicable, to be made by such Lender as part of such Borrowing when such Term Loan, as a result of such failure, is not made on such date.

(c)          Unless the Agent shall have received notice from a Lender prior to the time of the Borrowing that such Lender will not make available to the Agent such Lender’s ratable portion of the Borrowing, the Agent may assume that such Lender has made such portion available to the Agent on the date of such Borrowing in accordance with subsection (a) of this Section 2.02 and the Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount.  If and to the extent that such Lender shall not have so made such ratable portion available to the Agent, such Lender and the Borrower severally agree to repay to the Agent forthwith on demand such corresponding amount together with interest thereon, for each day from the date such amount is made available to the Borrower until the date such amount is repaid to the Agent, at (i) in the case of the Borrower, the interest rate applicable at the time to Term Loan comprising such Borrowing and (ii) in the case of such Lender, the Adjusted LIBOR Rate for an Interest Period of 30 days, as applicable.  If such Lender shall repay to the Agent such corresponding amount, such amount so repaid shall be made available to the Borrower and shall constitute such Lender’s Term Loan as part of such Borrowing for purposes of this Agreement.

(d)         The failure of any Lender to make the Term Loan to be made by it shall not relieve any other Lender of its obligation, if any, hereunder to make its Term Loan, but no Lender shall be responsible for the failure of any other Lender to make the Term Loan to be made by such other Lender on the date of any Borrowing.

(e)          The Initial Term Loan shall be made in a single draw on the Effective Date. The Delayed Draw Term Loan shall be made in a single draw at any time from and after the Effective Date through the Delayed Draw Term Loan Commitment Termination Date. Any principal amount of the Term Loans that is repaid or prepaid may not be reborrowed.

SECTION 2.03. Fees (a) The Borrower shall pay the fees set forth in the Fee Letter in the amounts and at the times specified therein.

(b)         Any payment or repayment of the Term Loan made prior to the third anniversary of the Effective Date shall be accompanied by the applicable Prepayment Premium in respect of the amount so paid or prepaid (including as a result of acceleration of the Term Loan on or prior to the third anniversary of the Effective Date).

(c)          The Borrower agrees that notwithstanding any acceleration, including any automatic or deemed acceleration, of the Obligations including, but not limited to, as the result of the commencement by or against the Borrower of any proceeding under any Insolvency Legislation, it is agreed that such fees set forth herein and in the Fee Letter, including without limitation, any fees for termination, prepayment or early repayment (including the Prepayment Premium) are valid and enforceable obligations of the Borrower and shall be paid in full by the Borrower and the Borrower shall not contest the validity or enforceability of such claims in any proceeding under Insolvency Legislation.

SECTION 2.04. Repayment of Term Loan The Borrower shall repay to the Agent, on the Termination Date, the aggregate principal amount of the Term Loan made by the Lenders then outstanding, in each case, in Dollars. No amounts repaid under the Term Loan may be reborrowed and the Term Loan shall be automatically and permanently reduced by the amount of any repayment thereunder.

SECTION 2.05. Interest on Term Loan Scheduled Interest Owed to Lenders.   The Borrower shall pay interest in Dollars on the unpaid principal amount of the Term Loan made and owing to each Lender from the date of the Term Loan until such principal amount shall be paid in full, at the following rates per annum:

(i)                                     Adjusted LIBOR Rate.  During such periods as such Term Loan is a LIBOR Rate Loan, a rate per annum equal at all times during each Interest Period for such Term Loan to the sum of (x) the Adjusted LIBOR Rate for such Interest Period for such Term Loan plus (y) the Applicable Margin for LIBOR Rate Loan in effect from time to time, payable in arrears on the last day of such Interest Period and on the date such LIBOR Rate Loan shall be Converted or paid in full; provided that in the case of any Interest Period greater than one month in duration, interest shall be payable in arrears monthly on the last Business Day of each month during such Interest Period and on the last day of such Interest Period.

(ii)                                  Prime Rate.  During such periods as such Term Loan is a Prime Rate Loan, a rate per annum equal at all times to the sum of (x) the Prime Rate in effect from time to time plus (y) the Applicable Margin for Prime Rate Loan in effect from time to time, payable in the case of any Prime Rate Loan, in arrears monthly on the last Business Day of each month during such periods and on the date such Prime Rate Loan shall be Converted or paid in full.

(b)         Default Interest.  Upon the occurrence and during the continuance of an Event of Default, at the option of the Agent or on the request of the Required Lenders, the Borrower shall pay interest on the unpaid principal amount of the Term Loan owing to each Lender, payable in arrears on the dates referred to in Section 2.05(a) above, at a rate per annum equal to 3% per annum above the rate per annum required to be paid on the Term Loan pursuant to Section 2.05(a) above.  Further, the Borrower shall pay interest, to the fullest extent permitted by law, on the amount of any interest, fee or other amount (other than principal) payable hereunder that is not paid when due, from the date such amount shall be due until such amount shall be paid in full, payable in arrears on the date such amount shall be paid in full and on demand, at a rate per annum equal to 3% per annum above the rate per annum required to be paid on Term Loan pursuant to Section 2.05(a).

(c)          If any provision of this Agreement or any of the other Loan Documents would obligate the Borrower or any other Person to make any payment of interest or other amount payable to the Agent or any Lender in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by the Agent or such Lender of interest at a criminal rate (as construed under the Criminal Code (Canada)), if applicable thereto, then notwithstanding that provision, that amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or result in a receipt by the Agent or such Lender of interest at a criminal rate, the adjustment to be effected, to the extent necessary, as follows:

(i) first, by reducing the amount or rate of interest required to be paid to the Agent or applicable Lender under this Section 2.05(c); and

(ii) thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to the Agent or applicable Lender which would constitute interest for purposes of the Criminal Code (Canada).

Notwithstanding the provisions of this Section 2.05(c), and after giving effect to all adjustments contemplated hereby, if the Agent or any Lender shall have received an amount in excess of the maximum permitted by the Criminal Code (Canada) or other legal prohibition, then the Borrower shall be entitled, by notice in writing to the Agent or applicable Lender to obtain reimbursement from the Agent or applicable Lender, as the case may be, in an amount equal to the excess, and pending reimbursement, the amount of the excess shall be deemed to be an amount payable by the Agent or applicable Lender, as the case may be, to the Borrower.  Any amount or rate of interest referred to in this Section 2.05(c) shall be determined in accordance with generally accepted actuarial practices and principles as an effective annual rate of interest over the term that any Obligation remains outstanding on the assumption that any charges, fees or expenses that fall within the meaning of “interest” (as defined in the Criminal Code (Canada)) shall, if they relate to a specific period of time, be pro-rated over that period of time and otherwise be pro-rated over the period from the date of the incurrence of the Obligation to its relevant maturity date and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Agent shall be conclusive for the purposes of that determination.

SECTION 2.06. Interest Rate Determination (a) The Agent shall give prompt notice to the Borrower and the Lenders of the applicable interest rate determined by the Agent for purposes of Section 2.08(a).

(b)         If, with respect to any LIBOR Rate Loan, the Required Lenders notify the Agent that the LIBOR Rate for any Interest Period for such Term Loan will not adequately reflect the cost to such Required Lenders of making, funding or maintaining their respective LIBOR Rate Loan for such Interest Period, the Agent shall forthwith so notify the Borrower and the Lenders, whereupon (i) each LIBOR Rate Loan, will automatically, on the last day of the then existing Interest Period therefor, Convert into a

Prime Rate Loan, and (ii) the obligation of the Lenders to make, or to Convert Term Loans into LIBOR Rate Loan shall be suspended until the Agent shall notify the Borrower and the Lenders that the circumstances causing such suspension no longer exist.

(c)          If the Borrower shall fail to select the duration of any Interest Period for any LIBOR Rate Loan in accordance with the provisions contained in the definition of “Interest Period” in Section 1.01, the Agent will forthwith so notify the Borrower and the Lenders and such Term Loans will automatically, on the last day of the then existing Interest Period therefor, Convert into Prime Rate Loan.

(d)         On the date on which the aggregate unpaid principal amount of LIBOR Rate Loan shall be reduced, by payment or prepayment or otherwise, to less than $1,000,000, the Term Loan shall on the last day of the applicable Interest Period automatically Convert into Prime Rate Loan.

(e)          Upon the occurrence and during the continuance of any Event of Default,  at the option of the Agent or on the request of the Required Lenders (i) each LIBOR Rate Loan will automatically, on the last day of the then existing Interest Period therefor, Convert into a Prime Rate Loan, and (ii) the obligation of the Lenders to Convert Term Loans into LIBOR Rate Loan shall be suspended.

SECTION 2.07. Optional Conversion of Term Loan The Borrower may on any Business Day, upon notice given to the Agent not later than 12:00 noon on the third Business Day prior to the date of the proposed Conversion and subject to the provisions of Sections 2.04 and 2.14, Convert part or all Term Loan of one Type comprising the same Borrowing into Term Loan of the other Type; provided, however, that any Conversion of LIBOR Rate Loan into Prime Rate Loan shall be made only on the last day of an Interest Period for such LIBOR Rate Loan, any Conversion of Prime Rate Loan into LIBOR Rate Loan shall be in an amount not less than the minimum amount specified in Section 2.02(b) and no Conversion of any Term Loan shall result in more separate Borrowings than permitted under Section 2.02(b).  Each such notice of a Conversion shall, within the restrictions specified above, specify (i) the date of such Conversion, (ii) the Term Loan to be Converted, and (iii) if such Conversion is into LIBOR Rate Loan, the duration of the initial Interest Period for each such Term Loan.  Each notice of Conversion shall be irrevocable and binding on the Borrower.

SECTION 2.08. Optional and Mandatory Prepayments of Term Loan (a) Subject to the terms of the Fee Letter and Section 2.3 above, the Borrower may, upon notice given not later than 12:00 noon on the date that is at least 5 Business Days prior to the date of such prepayment to the Agent stating the proposed date and aggregate principal amount of the prepayment, and if such notice is given the Borrower shall, prepay the outstanding principal amount of the Term Loan in whole or ratably in part, together with any Prepayment Premium thereon and any accrued interest to the date of such prepayment on the principal amount prepaid, in each case in Dollars; provided, however, that (x) each partial prepayment shall be in an aggregate principal amount of $5,000,000 or an integral multiple of $1,000,000 in excess thereof or a whole multiple thereof and (y) in the event of any such prepayment, the Borrower shall be obligated to reimburse the Lenders in respect thereof pursuant to Section 8.04(c).

(b)         Subject to the terms of the Fee Letter and Section 2.3 above (including payment of the Prepayment Premium), on the date of delivery of any Borrowing Base Certificate, if the total Term Loan Outstandings exceeds the sum of the (i) Line Cap (without giving effect to clauses (a)(i) and (b)(i) therein) plus (ii) the Push Down Reserve implemented under the ABL Credit Agreement, the Borrower shall prepay Term Loan in an amount equal to such excess in Dollars.  In connection with the foregoing, the Agent may monthly (or more frequently in the Agent’s Permitted Discretion) make the necessary exchange rate calculations in accordance with Sections 1.05 and 2.10 to determine whether any such excess described in this Section exists on such date.

(c)          The Term Loan shall be paid in full, including any Prepayment Premium then due, on the Termination Date.  Upon the occurrence and during the continuance of a Cash Dominion Event, and if no Advances (under and as defined in the ABL Credit Agreement as in effect of the date hereof) are outstanding and all L/C Obligations (under and as defined in the ABL Credit Agreement as in effect of the date hereof) have been cash collateralized, the Borrower shall prepay the Term Loan; provided that, unless an Event of Default has occurred, the Borrower shall be permitted to retain the first CDN$20,000,0000 in an account that is subject to a “control agreement” in favor of Agent prior to the making of any prepayment on the Term Loan.

SECTION 2.09. Increased Costs (a) If, due to either (i) the introduction of or any change in or in the interpretation of any law or regulation or (ii) the compliance with any guideline or request from any central bank or other Governmental Authority (whether or not having the force of law) made or issued after the Effective Date, there shall be any increase in the cost to any Lender of agreeing to make or making, funding or maintaining LIBOR Rate Loan (excluding for purposes of this Section 2.09 any such increased costs resulting from (i) Taxes or Other Taxes (as to which Section 2.11 shall govern) and (ii) changes in the basis of taxation of overall net income, overall gross income or capital by Canada or by the foreign jurisdiction or state or province under the laws of which such Lender is organized or has its Applicable Lending Office or any political subdivision thereof), then the Borrower shall from time to time, upon demand by such Lender (with a copy of such demand to the Agent), pay to the Agent for the account of such Lender additional amounts sufficient to compensate such Lender for such increased cost; provided that a Lender claiming additional amounts under this Section 2.09(a) agrees to use reasonable efforts (consistent with its internal policy and legal and regulatory restrictions) to designate a different Applicable Lending Office and/or take other commercially reasonable action if the making of such a designation or the taking of such actions would avoid the need for, or reduce the amount of, such increased cost that may thereafter accrue and would not, in the reasonable judgment of such Lender, be otherwise disadvantageous to such Lender.  A certificate as to the amount of such increased cost, submitted to the Borrower and the Agent by such Lender, shall be entitled to a presumption of correctness.  If the Borrower so notifies the Agent after any Lender notifies the Borrower of any increased cost pursuant to the foregoing provisions of this Section 2.09(a), the Borrower may, upon payment of such increased cost to such Lender, replace such Lender with a Person that is an Eligible Assignee in accordance with the terms of Section 8.07 (and the Lender being so replaced shall take all action as may be necessary to assign its rights and obligations under this Agreement to such Eligible Assignee).

(b)         If any Lender determines that compliance with any change after the Effective Date in law or regulation or any guideline or request after the Effective Date from any central bank or other Governmental Authority (whether or not having the force of law) affects or would affect the amount of capital required or expected to be maintained by such Lender or any entity controlling such Lender and that the amount of such capital is increased by or based upon the existence of such Lender’s commitment to lend hereunder and other commitments of this type, then, upon demand by such Lender (with a copy of such demand to the Agent), the Borrower shall pay to the Agent for the account of such Lender, from time to time as specified by such Lender, additional amounts sufficient to compensate such Lender or such entity in the light of such circumstances, to the extent that such Lender reasonably determines such increase in capital to be allocable to the existence of such Lender’s commitment to lend hereunder.  A certificate as to such amounts submitted to the Borrower and the Agent by such Lender shall be entitled to a presumption of correctness.

(c)          The Borrower shall not be required to compensate a Lender pursuant to this Section for any increased costs or capital or reserve requirement or pursuant to Section 2.11 for any taxes incurred more than six months prior to the date that such Lender notifies the Borrower of the change or issuance giving rise to such increased costs or capital or reserve requirement or tax and of such Lender’s intention to claim compensation therefor; provided that if the change or issuance giving rise to such increased costs or capital or reserve requirement or tax is retroactive, then the six-month period referred to above shall be extended to include the period of retroactive effect thereof.

SECTION 2.10. Payments and Computations (a) The Borrower shall make each payment hereunder and under the other Loan Documents, without any right of counterclaim or set-off, not later than 1:00 P.M. on the day when due in Dollars to the Agent at the Agent’s Account in same day funds.  The Agent will promptly thereafter cause to be distributed like funds relating to the payment of principal or interest or commitment fees ratably (other than amounts payable pursuant to Section 2.09, 2.11 or 8.04(c)) to the Lenders for the account of their respective Applicable Lending Offices, and like funds relating to the payment of any other amount payable to any Lender to such Lender for the account of its Applicable Lending Office, in each case to be applied in accordance with the terms of this Agreement.  Upon its acceptance of an Assignment and Acceptance and recording of the information contained therein in the Register pursuant to Section 8.07(c), from and after the effective date specified in such Assignment and Acceptance, the Agent shall make all payments hereunder and under the other Loan Documents in respect of the interest assigned thereby to the Lender assignee thereunder, and the parties to such Assignment and Acceptance shall make all appropriate adjustments in such payments for periods prior to such effective date directly between themselves.

(b)         The Borrower hereby authorizes each Lender, if and to the extent payment owed by it to such Lender is not made when due hereunder or under the other Loan Documents, to charge from time to time against any or all of the Borrower’s accounts with such Lender any amount so due.  Any such Lender so charging such accounts shall deliver the proceeds therefrom to the Agent for distribution to the Credit Parties in the manner set forth herein and in the other Loan Documents.

(c)          All computations of interest based on the Prime Rate shall be made by the Agent on the basis of a year of 365 days and all computations of interest based on the Federal Fund Rate and the Adjusted LIBOR Rate shall be made by the Agent on the basis of a year of 360 days, in each case, for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest or commitment fees are payable.  Each determination by the Agent of an interest rate hereunder shall be conclusive and binding for all purposes, absent manifest error. For purposes of disclosure under the Interest Act (Canada), where interest is calculated pursuant hereto at a rate based upon a three hundred sixty-five (365) or three hundred sixty (360) day year (the “First Rate”), it is hereby agreed that the rate or percentage of interest on a yearly basis is equivalent to such First Rate multiplied by the actual number of days in the year divided by three hundred sixty-five (365) or three hundred sixty (360), as applicable.

(d)         Whenever any payment hereunder or under the other Loan Documents shall be stated to be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of payment of interest or commitment fee, as the case may be; provided, however, that, if such extension would cause payment of interest on or principal of LIBOR Rate Loan to be made in the next following calendar month, such payment shall be made on the next preceding Business Day.

(e)          Unless the Agent shall have received notice from the Borrower prior to the date on which any payment is due by it to the Lenders hereunder that the Borrower will not make such payment in full, the Agent may assume that the Borrower has made such payment in full to the Agent on such date and the Agent may, in reliance upon such assumption, cause to be distributed to each Lender on such due date an amount equal to the amount then due such Lender.  If and to the extent the Borrower shall not have so made such payment in full to the Agent, each Lender shall repay to the Agent forthwith on demand such amount distributed to such Lender together with interest thereon, for each day from the date such amount is distributed to such Lender until the date such Lender repays such amount to the Agent, at the Federal Funds Rate.

SECTION 2.11. Taxes (a) Any and all payments by the Borrower to or for the account of any Lender and the Agent hereunder or under the other Loan Documents or any other documents to be delivered hereunder shall be made, in accordance with Section 2.10 or the applicable provisions of such other documents, free and clear of and without deduction for any and all present or future withholding taxes, including levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, excluding, in the case of each Lender and the Agent, taxes imposed on its overall net income, and franchise taxes imposed on it in lieu of net income taxes, and branch profits taxes, by the jurisdiction under the laws of which such Lender or the Agent (as the case may be) is organized or any political subdivision thereof and, in the case of each Lender, taxes imposed on its overall net income, and franchise taxes imposed on it in lieu of net income taxes, and branch profits taxes, by the jurisdiction of such Lender’s Applicable Lending Office or any political subdivision thereof (all such non-excluded taxes, levies, imposts, deductions, charges, withholdings and liabilities in respect of payments hereunder or under the other Loan Documents being hereinafter referred to as “Taxes”).  If the Borrower shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder or under any other Loan Document or any other documents to be delivered hereunder to any Lender or the Agent, (i) the sum payable shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 2.11) such Lender or the Agent (as the case may be) receive an amount equal to the sum each would have received had no such deductions been made, (ii) the Borrower shall make such deductions and (iii) the Borrower shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable law.

(b)         In addition, the Borrower shall pay any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or under the other Loan Documents or from the execution, delivery or registration of, performing under, or otherwise with respect to, this Agreement or the other Loan Documents or any other documents to be delivered hereunder, but excluding all other Canadian and United States federal taxes other than withholding taxes (hereinafter referred to as “Other Taxes”).

(c)          The Borrower shall indemnify each Lender and the Agent for and hold each of them harmless against the full amount of Taxes or Other Taxes (including taxes of any kind imposed or asserted by any jurisdiction on amounts payable under this Section 2.11) imposed on or paid by such Lender or the Agent (as the case may be) and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto.  Payment of this indemnification shall be made within 30 days from the date such Lender or the Agent makes written demand therefor.

(d)         Within 30 days after the date of any payment of Taxes or Other Taxes, the Borrower shall furnish to the Agent, at its address referred to in Section 8.02, the original or a certified copy of a receipt evidencing such payment to the extent such a receipt is issued therefor, or other written proof of payment thereof that is reasonably satisfactory to the Agent.

(e)          Any Lender claiming any additional amounts payable pursuant to this Section 2.11 agrees to use reasonable efforts (consistent with its internal policy and legal and regulatory restrictions) to change the jurisdiction of its Applicable Lending Office if the making of such a change would avoid the need for, or reduce the amount of, any such additional amounts that may thereafter accrue and would not, in the reasonable judgment of such Lender, be otherwise disadvantageous to such Lender.

(f)           If any Lender determines, in its sole discretion, that it has actually and finally realized, by reason of a refund, deduction or credit of any Taxes paid or reimbursed by the Borrower pursuant to subsection (a) or (c) above in respect of payments under this Agreement or the other Loan Documents, a current monetary benefit that it would otherwise not have obtained, and that would result in the total payments under this Section 2.11 exceeding the amount needed to make such Lender whole, such Lender shall pay to the Borrower, with reasonable promptness following the date on which it actually realizes such benefit, an amount equal to the amount of such excess, net of all out-of-pocket expenses reasonably allocable in securing such refund, deduction or credit, provided that the Borrower, upon the request of such Lender, agrees to repay the amount paid over to the Borrower to such Lender in the event such Lender is required to repay such refund to such jurisdiction.  Nothing in this subsection (f) shall be construed to require any Lender to make available to the Borrower or any other Person its tax returns or any confidential tax information.

(g)          If the Agent or any Lender, as the case may be, shall become aware that it is entitled to claim a refund from a Governmental Authority in respect of Taxes or Other Taxes paid by the Borrower pursuant to this Section 2.11, including Taxes or Other Taxes as to which it has been indemnified by the Borrower, or with respect to which the Borrower or a Group Member that is a signatory hereto has paid additional amounts pursuant to this Section 2.11, it shall notify the Borrower of the availability of such refund claim and, if the Agent or any Lender, as the case may be, determines in good faith that making a claim for refund will not have any adverse consequence to its taxes or business operations, it shall, after receipt of a request by the Borrower, make a claim to such Governmental Authority for such refund at the Borrower’s expense.

SECTION 2.12. Sharing of Payments, Etc. If any Lender shall obtain any payment from any Group Member (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) on account of the Term Loan or other amounts owing to it (other than pursuant to Section 2.03, 2.04, 2.09, 2.11 or 8.04(c)) in excess of its ratable share, such Lender shall forthwith purchase from the other Lenders such participations in the Term Loan or other amounts owing to them as shall be necessary to cause such purchasing Lender to share the excess payment ratably with each of them; provided, however, that if all or any portion of such excess payment is thereafter recovered from such purchasing Lender, such purchase from each such other Lender shall be rescinded and such Lender shall repay to the purchasing Lender the purchase price to the extent of such recovery together with an amount equal to such Lender’s ratable share (according to the proportion of (i) the amount of such Lender’s required repayment to (ii) the total amount so recovered from the purchasing Lender) of any interest or other amount paid or payable by the purchasing Lender in respect of the total amount so recovered.  The Borrower agrees that any Lender so purchasing a participation from another Lender pursuant to this Section 2.12 may, to the fullest extent permitted by law, exercise all its rights of payment (including the right of set-off) with respect to such participation as fully as if such Lender were the direct creditor of the Borrower in the amount of such participation.

SECTION 2.13. Use of Proceeds of Term Loan The proceeds of the Term Loan shall be available (and the Borrower agrees that it shall use such proceeds) for general corporate purposes of the Borrower and its Subsidiaries, including, without limitation, for acquisitions, capital expenditures, cash dividends, and payment of any of the Obligations, all to the extent permitted herein.

SECTION 2.14. Illegality Notwithstanding any other provision of this Agreement, if any Lender shall notify the Agent that the introduction of or any change in or in the interpretation of any law or regulation makes it unlawful, or any central bank or other Governmental Authority asserts that it is unlawful, for any Lender or its Applicable Lending Office to perform its obligations hereunder to make LIBOR Rate Loan or to maintain LIBOR Rate Loan hereunder, (a) each LIBOR Rate Loan will automatically, upon such demand, to the extent required by applicable law, Convert into a Prime Rate Loan, and (b) the obligation of the Lenders to Convert Term Loans into LIBOR Rate Loan shall be suspended until the Agent shall notify the Borrower and the Lenders that the circumstances causing such suspension no longer exist.

SECTION 2.15. Wind-up Reserve.

(a)         During the Wind-up Reserve Period, the Wind-up Reserve will be included as an Availability Reserve without any prior notice, grace period or other condition or formality, in addition to any other Availability Reserves then in effect or thereafter imposed by the Agent from time to time in accordance with the terms of this Agreement.  Without limitation to the foregoing, no Reserve Notice Period shall be required prior to the Wind-up Reserve being effective.

(b)         For the avoidance of doubt, the Wind-up Reserve shall not limit the rights of the Agent to impose any Availability Reserves in accordance with terms hereof, including, but not limited to, Availability Reserves in respect of current service pension payments or other pension payments to the extent permitted hereunder.

(c)          The Borrower shall deliver to the Agent an Actuarial Report in respect of each Canadian Pension Plan with a defined benefit provision as at the end of each of June 30 and December 31 of each calendar year by no later than the date which is 90 days following each such date (provided that the Agent may (or at the request of the Required Lenders, shall) request two additional Actuarial Reports in each calendar year to be delivered at the Borrower’s cost and expense.  Such additional Actuarial Reports shall be prepared as of the date of the Agent’s request or such later date as may be specified by the Agent and shall be delivered to the Agent by no later than the date which is 60 days following the date of such request).  For the purposes of determining the Wind-up Reserve, the amount of the Pension Wind-up Deficit will be equal to the Pension Wind-up Deficit reflected in the most recent Actuarial Reports delivered to the Agent pursuant to this Section 2.15. The Borrower shall also deliver to the Agent such other reports as the Borrower may receive from time to time from its actuaries with respect to the calculation of the Pension Wind-up Deficit.  Without limiting the foregoing, upon the delivery by the Borrower of each Borrowing Base Certificate pursuant to Section 5.01(j) hereof, the Borrower shall deliver to the Agent in connection therewith an updated calculation of the Wind-up Reserve in a form reasonably acceptable to the Agent.  Each Actuarial Report to be delivered by the Borrower to the Agent in accordance with this Section 2.15(c) shall be prepared using actuarial assumptions and methods which are consistent with the valuations contained in the most recent Actuarial Report filed with an applicable Governmental Authority which are consistent with generally accepted actuarial principles.

(d)         ABL Qualifying Real Estate will be subject to updated additional appraisals at the Borrower’s expense at the request of the Agent; provided that such appraisals shall be limited to one per year so long as no Event of Default has occurred and is continuing.

(e)          The Agent shall, as soon as reasonably practicable and in any event within 10 Business Days following receipt of an interim Actuarial Report, prepared as of a date not more than 60 days prior to delivery to the Agent thereof and in a form consistent with the interim Actuarial Reports previously delivered to the Agent, and written notice from and request of the Borrower, release from the Mortgages granted to the Agent, one or more parcels of ABL Qualifying Real Estate, provided that after giving effect to such release and any adjustment to the Wind-up Reserve in connection therewith, Pro Forma and Projected Excess Availability shall be at least 15% of the ABL Line Cap.  The Agent shall, at the Borrower’s expense, execute such release, discharges or other documentation as may be requested by the Borrower to effect the forgoing.

ARTICLE III
CONDITIONS TO EFFECTIVENESS

SECTION 3.01. Conditions Precedent to Effectiveness This Agreement and the obligations of the Lenders to extend the Initial Term Loan shall become effective on and as of the first date on which each of the following conditions precedent have been satisfied:

(a)         The Agent’s receipt of the following, each of which shall be originals or telecopies or electronic transmission of pdf formatted copies (followed promptly by originals) unless otherwise specified, each properly executed by an Authorized Officer of the signing Loan Party, each dated the Effective Date (or, in the case of certificates of governmental officials, a recent date before the Effective Date) and each in form and substance satisfactory to the Agent and the Required Lenders:

(i)                                     this Agreement duly executed by each of the Borrower, the Agent and the Lenders.

(ii)                                  the Security Documents (including, without limitation, the Guarantee and Collateral Agreement), each duly executed by the applicable Loan Parties;

(iii)                               all other Loan Documents, each duly executed by the applicable Loan Parties;

(iv)                              such certificates of resolutions or other action, incumbency certificates and/or other certificates of Authorized Officers of each Loan Party as the Agent may reasonably require evidencing (A) the authority of each Loan Party to enter into this Agreement and the other Loan Documents to which such Loan Party is a party or is to be a party and (B) the identity, authority and capacity of each Authorized Officer thereof authorized to act as an Authorized Officer in connection with this Agreement and the other Loan Documents to which such Loan Party is a party or is to be a party;

(v)                                 copies of each Loan Party’s organization or other governing documents and such other documents and certifications as the Agent may reasonably require to evidence that each Loan Party is duly organized or formed, and that each Loan Party is validly existing, in good standing and qualified to engage in business in each jurisdiction where failure to so qualify could reasonably be expected to have a Material Adverse Effect;

(vi)                              An opinion of one or more special or local counsel to the Borrower and the other Loan Parties, addressed to the Agent and each Lender as to such matters as the Agent may reasonably request;

(vii)                           a certificate signed by an Authorized Officer of the Borrower certifying (A) that the conditions specified in clauses (c), (h) and (n) below have been satisfied, (B) to the Solvency of the Loan Parties, taken as a whole, as of the Effective Date after giving effect to the transactions contemplated hereby, and (C) that the Perfection Certificate is true and correct in all material respects;

(viii)                        evidence that all insurance required to be maintained pursuant to Section 5.01(c) has been obtained and is in effect;

(ix)                              A Borrowing Base Certificate, duly completed and executed by an Authorized Officer of  the Borrower, together with supporting information satisfactory to the Agent in its Permitted Discretion, and dated as of March 20, 2017.

(x)                                 results of searches or other evidence reasonably satisfactory to the Agent (in each case dated as of a date reasonably satisfactory to the Agent) indicating the absence of Liens on the assets of the Loan Parties, except for Liens permitted by Section 5.02(a);

(xi)                              results of such other diligence as the Agent and each of the Lenders may reasonably require, including compliance with “know your customer” and anti-money laundering rules and regulations, including, without limitation, the Proceeds of Crime Act;

(xii)                           duly executed Credit Card Notifications and Blocked Account Agreements required pursuant to Section 4.01(m);

(xiii)                        [reserved];

(xiv)                       (A) appraisals (based on net liquidation value) by a third party appraiser acceptable to the Agent (it being understood that Tigger Appraisal Services is an acceptable third party appraiser) of all Inventory of the Loan Parties, the results of which are satisfactory to the Agent and (B) a written report regarding the results of a commercial finance examination of the Loan Parties, which shall be reasonably satisfactory to the Agent;

(xv)                          a duly executed agreement from each Subsidiary of the Borrower which is not a Loan Party and which owns any real estate constituting a warehouse or DC that houses collateral or owns Related Intellectual Property, pursuant to which each such Subsidiary grants to the Agent a rent-free or royalty-free (as applicable) license to use such real estate and Related Intellectual Property in connection with the Agent’s enforcement of its remedies under the Loan Documents with respect to the Collateral, during the occurrence and continuation of an Event of Default; and

(xvi)                       the Intercreditor Agreement shall have been executed by each party thereto;

(xvii)                    the ABL Credit Agreement shall have been amended in form and substance satisfactory to the Agent (which amendment shall contain, among other things, a release by the Agent under the ABL Credit Agreement of personal property Liens granted by the Loan Parties in favor of such agent in real property mortgages or debentures or immovable hypothec prior to the date of this Agreement);

(xviii)                 such other customary certificates, documents or consents as the Agent reasonably may require.

(b)         All actions required by law or reasonably requested by the Agent to be undertaken, and all documents and instruments, including PPSA financing statements, required by law or reasonably requested by the Agent to be filed, registered, or recorded to create or perfect the Liens intended to be created under the Loan Documents and all such documents and instruments shall have been so filed, registered or recorded to the satisfaction of the Agent.

(c)          The representations and warranties made by each Loan Party in or pursuant to the Loan Documents are true and correct on and as of such date in all material respects, before and after giving effect to such extension of credit and to the application of the proceeds therefrom, as though made on and as of such date, except to the extent that (i) such representations or warranties are qualified by a materiality standard, in which case they shall be true and correct in all respects and (ii) such representations or warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects as of such earlier date).

(d)         The Agent shall have received a detailed forecast for the period commencing on the Effective Date and ending with the end of the then next fiscal year, which shall include an availability model, Consolidated income statement, balance sheet, and statement of cash flow, by month, each prepared in conformity with GAAP and consistent with the Loan Parties’ then current practices.

(e)          The Loan Parties’ capital, structure and liquidity shall be reasonably acceptable to the Agent.

(f)           The Loan Parties’ accounts payable shall be within stated invoice terms as of the Effective Date, or as permitted in the ordinary course of the Borrower’s business consistent with past practices.

(g)          [reserved].

(h)         There shall have been no event or circumstance since January 28, 2017 that has had or could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

(i)             There shall not be pending any litigation or other proceeding, the result of which, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(j)            All fees required to be paid to the Agent on or before the Effective Date shall have been paid in full, and all fees required to be paid to the Lenders on or before the Effective Date shall have been paid in full.

(k)         The Borrower shall have paid all costs and expenses of the Agent (to the extent set forth in Section 8.04(a)) incurred in connection with or relating to this Agreement and the other Loan Documents, including reasonable fees, charges and disbursements of counsel to the Agent, to the extent invoiced prior to or on the Effective Date  (provided that such payment shall not thereafter preclude a final settling of accounts between the Borrower and the Agent).

(l)             No material changes in governmental regulations or policies affecting any Loan Party or any Credit Party shall have occurred prior to the Effective Date.

(m)     All of Borrower’s material accounts payable are within stated invoice terms as of the Effective Date, or as permitted in the ordinary course of Borrower’s business consistent with past practices.

(n)         No event has occurred and is continuing, or would result from such extension of credit or from the application of the proceeds therefrom, that constitutes a Default or an Event of Default.

SECTION 3.02. Conditions Precedent to Delayed Draw Term Loan The obligation of each Lender to extend the Delayed Draw Term Loan is subject to the satisfaction of the following conditions precedent:

(a)         The representations and warranties made by each Loan Party in or pursuant to the Loan Documents shall be true and correct on and as of the date of the Delayed Draw Term Loan, in all material respects, before and after giving effect to such extension of credit and to the application of the proceeds therefrom, as though made on and as of such date, except to the extent that (i) such representations or warranties are qualified by a materiality standard, in which case they shall be true and correct in all respects and (ii) such representations or warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects as of such earlier date).

(b)         No event has occurred and is continuing, or would result from such extension of credit or from the application of the proceeds therefrom, that constitutes a Default or an Event of Default.

(c)          The Agent shall have received a Notice of Borrowing in accordance with the requirements thereof.

(d)         The Agent shall have received a Borrowing Base Certificate that would reflect the inclusion of Qualifying Real Estate into the Borrowing Base.

(e)          Delayed Draw Term Loan shall be funded on or prior to the Delayed Draw Term Loan Commitment Termination Date.

(f)           All conditions to include the Qualifying Real Estate into the Borrowing Base, set forth in the applicable defined term (including the granting of Mortgages and Liens in such Qualifying Real Estate and completion and delivery of appraisals by a third party appraiser acceptable to the Agent of all Qualifying Real Estate, the results of which are satisfactory to the Agent), shall have been satisfied on or prior to such date.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

SECTION 4.01. Representations and Warranties of the Borrower The Borrower hereby represents and warrants as follows:

(a)                                 Each Loan Party (i) is duly organized and validly existing under the laws of the jurisdiction of its organization or formation and (ii) is in compliance with all Requirements of Law except to the extent that the failure to comply therewith could not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)                                 The execution, delivery and performance by each Loan Party of the Loan Documents to which it is a party, and the consummation of the transactions contemplated hereby or thereby, are within such Loan Party’s powers, have been duly authorized by all necessary organizational action, and do not contravene (i) the charter or by-laws or other organizational or governing documents of such Loan Party or (ii) any law or any contractual restriction binding on or affecting any Loan Party, except, for purposes of this clause (ii), to the extent such contravention would not reasonably be expected to have a Material Adverse Effect.

(c)                                  No authorization or approval or other action by, and no notice to or filing with, any Governmental Authority or any other third party is required for the due execution, delivery and performance by any Loan Party of any Loan Document to which it is a party that has not already been obtained if the failure to obtain such authorization, approval or other action could reasonably be expected to result in a Material Adverse Effect.

(d)                                 Each Loan Document has been duly executed and delivered by each Loan Party party thereto.  This Agreement constitutes, and each other Loan Document will constitute upon execution, the legal, valid and binding obligation of each Loan Party party thereto enforceable against such Loan Party in accordance with its respective terms subject to the effect of any applicable bankruptcy, insolvency, reorganization or moratorium or similar laws affecting the rights of creditors generally and subject to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(e)                                  The consolidated balance sheet of the Borrower and its Subsidiaries as at January 30, 2016, and the related consolidated statements of income and cash flows of the Borrower and its Subsidiaries for the fiscal year then ended, accompanied by an opinion of Deloitte LLP, independent chartered accountants, copies of which have been furnished to the Agent, fairly present the consolidated financial condition of the Borrower and its Subsidiaries as at such date and the consolidated results of the operations of the Borrower and its Subsidiaries for the period ended on such date, all in accordance with GAAP consistently applied.

(f)                                   Since January 28, 2017, there has been no event or circumstance, either individually or in the aggregate, that has had or would reasonably be expected to have a Material Adverse Effect.

(g)                                  There is no action, suit, investigation, litigation or proceeding, including any Environmental Action, which is pending or, to the Borrower’s knowledge, threatened affecting the Borrower or any of its Subsidiaries before any court, Governmental Authority or arbitrator that would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect other than as reported in filings with the Ontario Securities Commission or any other Canadian federal or provincial securities regulatory authority made prior to the Effective Date.

(h)                                 All Canadian federal and provincial income tax returns and all other material tax returns which are required to be filed have been filed by or on behalf of the Borrower and its Subsidiaries, and all taxes due with respect to the Borrower and its Subsidiaries pursuant to such returns or pursuant to any assessment received by the Borrower or any of its Subsidiaries have been paid except to the extent permitted in Section 5.01(b).  The charges, accruals and reserves on the books of the Borrower and its Subsidiaries in respect of taxes or other governmental charges have been made in accordance with, and to the extent required by, GAAP.

(i)                                     All written factual information heretofore furnished by the Borrower or its Subsidiaries to the Agent or any Lender (including the Perfection Certificate) for purposes of or in connection with this Agreement or any other Loan Document, taken as a whole, was true and correct in all material respects on the date as of which such information was stated or certified, provided that the Borrower makes no representations or warranties with respect to any projections or other nonfactual information contained in such information.

(j)                                    (i) Each Loan Party has title in fee simple to, or a valid leasehold interest in, all its real property, and good title to, or a valid leasehold interest in, all its other property necessary for the conduct of its business and except as, in the aggregate, would not reasonably be expected to have a Material Adverse Effect, and (ii) no Inventory, Credit Card Account Receivable, DC or Related Intellectual Property is subject to any Lien except as permitted by Section 5.02(a).

(k)                                 Except as, in the aggregate, would not reasonably be expected to have a Material Adverse Effect: (i) each Loan Party owns, or is licensed to use, all Intellectual Property necessary for the conduct of its business as currently conducted; (ii) no material claim has been asserted and is pending by any Person challenging or questioning the use of any Intellectual Property or the validity or effectiveness of any Intellectual Property, nor does the Borrower know of any valid basis for any such claim; and (iii) the use of Intellectual Property by each Group Member does not infringe on the rights of any Person in any material respect.

(l)                                     As of the Effective Date, Schedule 4.01(l) lists all Canadian Pension Plans currently maintained or contributed to by the Loan Parties. The Canadian Pension Plans are duly registered under all applicable provincial pension benefits legislation.  All obligations of the Loan Parties (including fiduciary, funding, investment and administration obligations) required to be performed in connection with the Canadian Pension Plans or the funding agreements therefor have been performed in a timely fashion in accordance with the terms of the Canadian Pension Plans and applicable laws and regulations unless such non-compliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. To the knowledge of the Borrower, there are as of the Effective Date no outstanding disputes concerning the assets held pursuant to any Canadian Pension Plan or such funding agreement. All contributions or premiums required to be made by the Loan Parties to the Canadian Pension Plans have been made in a timely fashion in accordance with the terms of the Canadian Pension Plans and applicable laws and regulations unless such non-compliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. All employee contributions to the Canadian Pension Plans required to be made by way of authorized payroll deduction have been properly withheld by the Loan Parties and fully paid into the Canadian Pension Plans in a timely fashion. All reports and disclosures relating to the Canadian Pension Plans required by any applicable laws or regulations have been filed or distributed in a timely fashion unless such non-compliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. To the knowledge of the Borrower, there have been no improper withdrawals from or applications of the assets of any of the Canadian Pension Plans.  As of the Effective Date, the Canadian Pension Plans are fully funded both on an ongoing basis and on a solvency basis, except as set forth in, the most recent Actuarial Report delivered by the Borrower to the Agent pursuant to Section 2.15(c).  To the knowledge of the Borrower, none of the Canadian Pension Plans is at the Effective Date  the subject of an investigation, any other proceeding or any action or claim by any Governmental Authority or any other Person, and to the knowledge of the Borrower, at the Effective Date there exists no state of facts which after notice or lapse of time or both could reasonably be expected to give rise to any such proceeding, action or claim.  As of the Effective Date, no Loan Party maintains, sponsors or contributes, nor has any interest in a Person that maintains, sponsors or contributes, to any Canadian Defined Benefit Pension Plan other than those disclosed in Schedule 4.01(l) on the Effective Date or has any liabilities or obligations in respect of a Canadian Defined Benefit Pension Plan that has been terminated or wound up.  No Canadian Defined Benefit Pension Termination Event has occurred.  No Lien exists, choate or inchoate, in respect of any Loan Party or their property in connection with any Canadian Defined Benefit Pension Plan (other than inchoate Liens pursuant to applicable Canadian federal or provincial pension benefit standards legislation for amounts required to be remitted but not yet due) unless such Liens, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(m)                             Except as, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect, no Group Member (i) has failed to comply with any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law, (ii) has become subject to any Environmental Liability, (iii) has received notice of any claim with respect to any Environmental Liability or (iv) knows of any basis for any Environmental Liability.

(n)                                 The Security Documents are effective to create in favor of the Agent, for the benefit of the Credit Parties, a legal, valid and enforceable security interest in the Collateral described therein and proceeds thereof.  When financing statements and other filings specified on Schedule 4.01(n) in appropriate form are filed in the offices specified on Schedule 4.01(n), the Security Documents shall, to the extent a security interest therein can be perfected by filing a PPSA financing statement, constitute a fully perfected Lien on, and security interest in, all right, title and interest of the Loan Parties in such Collateral and the proceeds thereof, as security for the Obligations, in each case prior and superior in right to the Lien or claim of any other Person (except Liens permitted by Section 5.02(a) which by operation of law would have priority over the Liens securing the Obligations).

(o)                                 The Loan Parties, taken as a whole, are, and after giving effect to the incurrence of all indebtedness and obligations incurred in connection herewith will be, Solvent.

(p)                                 The properties of the Loan Parties are insured as required pursuant to Section 5.01(c) hereof.  Each insurance policy required to be maintained by the Loan Parties pursuant to Section 5.01(c) is in full force and effect and all premiums in respect thereof that are due and payable have been paid.

(q)                                 As of the Effective Date: (1) except as set forth in the Perfection Certificate, there are no outstanding rights to purchase any equity interests in any Subsidiary of a Loan Party, and (2) the copies of the organization and governing documents of each Loan Party and each amendment hereto provided pursuant to Section 3.01 are true and correct copies of each such document, each of which is valid and in full force and effect.

(r)                                    As of the Effective Date, except as set forth on Schedule 4.01(r) or would not reasonably be expected to have individually or in the aggregate, a Material Adverse Effect, (a) there are no strikes, lockouts, slowdowns or other material labor disputes against any Loan Party or any Subsidiary thereof pending or, to the knowledge of the Borrower, threatened, (b) the hours worked by and payments made to employees of the Loan Parties comply with any applicable federal, provincial, local or foreign law dealing with such matters, (c) all payments due from any Loan Party and its Subsidiaries, or for which any claim may be made against any Loan Party, on account of wages and employee health and welfare insurance and other benefits, have been paid or properly accrued in accordance with GAAP as a liability on the books of such Loan Party. Except as set forth on Schedule 4.01(r) (as updated by the Borrower from time to time) no Loan Party or any Subsidiary is a party to or bound by any collective bargaining agreement, management agreement or any material bonus, restricted stock, stock option, or stock appreciation plan or agreement or any similar plan, agreement or arrangement (excluding in each case individual employment agreements). There are no representation proceedings pending or, to the knowledge of the Borrower, threatened to be filed with any labor relations board, and no labor organization or group of employees of any Loan Party or any Subsidiary has made a pending demand for recognition, in each case which would individually or in the aggregate reasonably be expected to result in a Material Adverse Effect. There are no complaints, unfair labor practice charges, grievances, arbitrations, unfair employment practices charges or any other claims or complaints against any Loan Party or any Subsidiary pending or, to the knowledge of the Borrower, threatened to be filed with any Governmental Authority or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any employee of any Loan Party or any of its Subsidiaries which would, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect. The consummation of the transactions contemplated by the Loan Documents will not give rise to any right of termination or right of renegotiation on the part of any union under any collective bargaining agreement to which any Loan Party or any of its Subsidiaries is bound, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(s)                                   No broker or finder brought about the obtaining, making or closing of the Term Loan or transactions contemplated by the Loan Documents, and, other than amounts payable pursuant to the Fee Letter, no Loan Party or Affiliate thereof has any obligation to any Person in respect of any finder’s or brokerage fees in connection therewith.

(t)            The Loan Parties are not in breach or in default in any material respect of or under any Material Contract and have not received any notice of the intention of any other party thereto to terminate any Material Contract.

(u)         The Borrower and each of its Subsidiaries are in compliance with (a) the Criminal Code (Canada), and (b) the Proceeds of Crime Act; and the Borrower and each of its Subsidiaries are in compliance in all material respects with all other federal, provincial or territorial laws relating to “know your customer” and anti-money laundering rules and regulations.

(v)         Neither the Borrower nor any of its Subsidiaries, nor any director, officer, employee, agent, or any other Person acting on behalf or for the benefit of the Borrower or any of its Subsidiaries has provided, offered, promised, or authorized the provision of any contribution, gift, entertainment or other expenses relating to political activity, or any other money, property, or thing of value, directly or indirectly, to any government official, including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any political party or party official or candidate for political office, or any other Person acting in an official capacity, to influence official action or secure an improper advantage, or to encourage the recipient to breach a duty of good faith or loyalty or the policies of his/her employer, or otherwise in violation of any Anti-Corruption Law.

(w)       Neither the Borrower nor any of its Subsidiaries, nor any director, officer, employee, agent, or any other Person acting on behalf or for the benefit of the Borrower or any of its Subsidiaries (1) is a Sanctioned Person nor (2) has engaged in, nor is it now engaged in, any dealings or transactions with or for the benefit of any Sanctioned Person, nor has otherwise violated Sanctions.

(x)         None of the Borrower or any of its Subsidiaries is party to any actual or threatened legal proceedings or outstanding enforcement action relating to any breach or suspected breach of Anti-Corruption Laws or Sanctions.

ARTICLE V

COVENANTS

SECTION 5.01. Affirmative Covenants  So long as the Term Loan or other Obligation (other than contingent indemnification obligations for which no claim shall have then been asserted) shall remain unpaid, the Borrower will, and will cause each of its Subsidiaries to:

(a)         Compliance with Laws, Etc.  Comply in all respects with all applicable Requirements of Law, such compliance to include compliance with the Pensions Benefit Act (Ontario) and Environmental Laws, except for such noncompliance as would not reasonably be expected to have a Material Adverse Effect.

(b)         Payment of Taxes, Etc.  Pay and discharge before the same shall become delinquent, (i) all taxes, assessments and governmental charges or levies imposed upon it or upon its property (ii) all payments required to be made to any Canadian Pension Plan, and (iii) all lawful claims that, if unpaid, might by law become a Lien upon its property; provided that neither the Borrower nor any of its Subsidiaries shall be required to pay or discharge any such tax, assessment, charge or claim (x) that is being contested in good faith and by proper proceedings and as to which appropriate reserves are being maintained, unless and until any Lien resulting therefrom attaches to its property and becomes enforceable against its other creditors or (y) if such non-payments, either individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect.

(c)          Maintenance of Insurance.  Maintain insurance with responsible and reputable insurance companies or associations in such amounts and covering such risks as is consistent with prudent business practice; provided that the Borrower and its Subsidiaries may self insure to the extent consistent with prudent business practice; provided further that policies maintained with respect to any Collateral located at a warehouse or DC shall provide coverage for Inventory at (x) the cost of such Inventory, consistent with the Loan Parties’ past practices, or (y) a selling price permitted by the Agent in its Permitted Discretion.  None of the Credit Parties shall be a co-insurer with any Loan Party or any other Person with respect to any fire and extended coverage policies maintained with respect to any Collateral without the prior written consent of the Agent. On or before the Effective Date, fire and extended coverage policies maintained with respect to any Collateral shall be endorsed or otherwise amended to include a non-contributing lenders’ loss payable clause, in form and substance reasonably satisfactory to the Agent, which endorsements or amendments shall provide that during a Cash Dominion Event, the insurer shall pay all proceeds otherwise payable to the Loan Parties under the policies directly to the Agent, as its interests may appear.  Within thirty (30) days following delivery of written notice from the Agent to the Borrower, the Borrower shall notify the insurers and use commercially reasonable efforts to have such policies amended to include such other provisions as the Agent may reasonably require from time to time to protect the interests of the Credit Parties. On or before the Effective Date, commercial general liability policies (or certificates evidencing such policies) shall be endorsed to name the Agent as additional insured, as its interests may appear.  Each certificate delivered by the Loan Parties’ insurance broker or insurer with respect to each property insurance policy referred to in this Section 5.01(c) shall also provide that such policy shall not be canceled, modified or not renewed other than upon not less than thirty (30) days’ prior written notice thereof which the insurance broker, or insurer, as applicable, shall, by the terms of the policy endeavor to provide, to the Agent. The Borrower shall deliver to the Agent, prior to the cancellation, modification or non-renewal of any such policy of insurance, evidence of renewal or replacement of a policy previously delivered to the Agent, including an insurance binder therefor, together with evidence satisfactory to the Agent of payment of the premium therefor and, upon request of the Agent, a copy of such renewal or replacement policy.  In the event that the Borrower fails to maintain any such insurance as required pursuant to this Section 5.01(c), the Agent may obtain such insurance on behalf of the Borrower and the Loan Parties shall reimburse the Agent as provided herein for all costs and expenses in connection therewith; the Agent’s obtaining of such insurance shall not be deemed a cure or waiver of any Default or Event of Default arising from the Loan Parties’ failure to comply with the provisions of this Section 5.01(c).

(d)         Preservation of Corporate Existence, Etc.  Preserve and maintain its corporate existence, material rights (charter and statutory) and franchises; provided that (i) the Borrower and its Subsidiaries may consummate any amalgamation, merger or consolidation permitted under Section 5.02(b); (ii) neither the Borrower nor any of its Subsidiaries shall be required to preserve or maintain the corporate existence of any Subsidiary if the board of directors of the parent of such Subsidiary, or an executive officer of such parent to whom such board of directors has delegated the requisite authority, shall determine that the preservation and maintenance thereof is no longer desirable in the conduct of the business of such parent and that the loss thereof is not disadvantageous in any material respect to the Borrower, such parent or the Lenders; and (iii) neither the Borrower nor any of its Subsidiaries shall be required to preserve any right or franchise if the board of directors of the Borrower or such Subsidiary shall determine that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the Borrower, such Subsidiary or the Lenders.

(e)          Inspection Rights.  In addition to the Agent’s rights under Section 5.01(k) hereof, subject to reasonable confidentiality limitations and requirements reasonably imposed by the Borrower due to confidentiality concerns, at any reasonable time and from time to time (but no more than twice a year unless a Default or an Event of Default has occurred and is continuing), permit the Agent or any of the Lenders or any agents or representatives thereof, at the Borrower’s expense, to examine and make copies of and abstracts from the records and books of account of, and visit the properties of, the Borrower and any of its Subsidiaries, and to discuss the affairs, finances and accounts of the Borrower and any of its Subsidiaries, as the case may be, with any of their officers or directors and with their independent chartered accountants.

(f)           Keeping of Books.  Keep proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business of the Borrower and each such Subsidiary in accordance with GAAP in effect from time to time.

(g)          Maintenance of Properties, Etc.  Except as otherwise permitted pursuant to Section 5.02(b), or where the failure to do so, either individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect, maintain and preserve all of its properties that are used or useful in the conduct of its business in good working order and condition, ordinary wear and tear excepted.

(h)         [Reserved].

(i)             Further Assurances.

(i)                                     With respect to any (x) Inventory, Credit Card Accounts Receivable and other Collateral (as defined in the Guarantee and Collateral Agreement as in effect on the Effective Date) acquired after the Effective Date by any Group Member that is or is required to become a Loan Party hereunder and (y) any property required to become subject to a perfected Lien in favor of the Agent pursuant to Section 5.02(a)(vi) hereunder, promptly (A) execute and deliver to the Agent such amendments to the Guarantee and Collateral Agreement or such other documents as the Agent may reasonably request in order to grant to the Agent, for the benefit of the Credit Parties, a security interest in such property and (B) take all actions as the Agent may reasonably request to grant to the Agent, for the benefit of the Credit Parties, a perfected security interest in such property with the priority required herein, including the filing of PPSA financing statements in such jurisdictions as may be required by any Security Document or by law or as may be requested by the Agent and the delivery of Blocked Account and other control agreements as may be reasonably requested by the Agent.

(ii)                                  With respect to any new Subsidiary which is created or acquired after the Effective Date by any Group Member and which owns any Inventory, Credit Card Accounts Receivable or other Collateral (as defined in the Guarantee and Collateral Agreement as in effect on the Effective Date) related to such receivables and Inventory, promptly cause such new Subsidiary to (w) become a party to the Guarantee and Collateral Agreement and the hypothec, if applicable, (x) take such actions as the Agent may reasonably request to grant to the Agent, for the benefit of the Credit Parties, a security interest, with the priority and perfection required herein, in the Collateral described in the Guarantee and Collateral Agreement and the hypothec, if applicable, held by such new Subsidiary, including, to the extent applicable, the filing of PPSA financing statements in such jurisdictions as may be required by the Guarantee and Collateral Agreement, the hypothec or by law or as may be reasonably requested by the Agent and the delivery of Blocked Account and other control agreements, (y) if requested by the Agent, deliver to the Agent an officer’s certificate with respect to such Subsidiary in form and substance reasonably satisfactory to the Agent, and (iv) if requested by Agent, deliver to the Agent legal opinions relating to the matters described above, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Agent.

(iii)                               With respect to any Dealer Stores, upon the request of the Agent (which request may be made only during the continuance of an Event of Default), assign of record any PPSA financing statements which have been filed in favor of the Loan Parties.

(iv)                              In the event the Borrower or the other Loan Parties open a new deposit account in which funds of any of the Loan Parties are concentrated, or commence concentrating funds in an existing deposit account that is not subject to a Blocked Account Agreement, at the request of the Agent, the Borrower shall deliver or cause to be delivered a Blocked Account Agreement reasonably satisfactory in form and substance to the Agent with respect to such account.

(v)                                 With respect to the New Brunswick Subsidiary, if such Subsidiary becomes a Material Subsidiary, promptly cause such Subsidiary (or Subsidiaries) to (w) become a party to the Guarantee and Collateral Agreement, (x) take such actions as the Agent may reasonably request to grant to the Agent, for the benefit of the Credit Parties, a security interest, with the priority and perfection required herein, in the Collateral described in the Guarantee and Collateral Agreement held by such Subsidiary, including, to the extent applicable, the filing of PPSA financing statements in such jurisdictions as may be required by the Guarantee and Collateral Agreement or by law or as may be reasonably requested by the Agent and the delivery of Blocked Account and other control agreements, (y) if requested by the Agent, deliver to the Agent an officer’s certificate with respect to such Subsidiary in form and substance reasonably satisfactory to the Agent, and (iv) if requested by Agent, deliver to the Agent legal opinions relating to the matters described above, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Agent.

(vi)                              With respect to the U.S. Subsidiary, if such Subsidiary becomes a Material Subsidiary, promptly cause such Subsidiary (or Subsidiaries) to (w) deliver to the Agent a guarantee and collateral agreement governed by the laws of the State of New York (or such other laws as the Agent may reasonably request), (x) take such actions as the Agent may reasonably request to grant to the Agent, for the benefit of the Credit Parties, a security interest, with the priority and perfection required herein, in the Collateral described in the Guarantee and Collateral Agreement held by such Subsidiary, including, to the extent applicable, the filing of PPSA financing statements (and Uniform Commercial Code or other comparable financing statements under applicable U.S. law) in such jurisdictions as may be required by the Guarantee and Collateral Agreement or by law or as may be reasonably requested by the Agent and the delivery of Blocked Account and other control agreements, (y) if requested by the Agent, deliver to the Agent an officer’s certificate with respect to such Subsidiary in form and substance reasonably satisfactory to the Agent, and (iv) if requested by Agent, deliver to the Agent legal opinions relating to the matters described above, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Agent.

(ii)                                  Further Assurances (Qualifying Real Estate).  With respect to each parcel of Qualifying Real Estate, Agent shall have received (i) counterparts of a Mortgage with respect to the real property duly executed and delivered by the record owner or lessee of such real property, (ii) a policy or policies of title insurance in an amount as shall be reasonably specified by Agent, issued by a nationally recognized title insurance company, insuring the Lien of each such Mortgage as a valid and enforceable first Lien on the real property described therein, free of any other Liens except Permitted Liens or as otherwise acceptable to Agent, together with such endorsements, coinsurance and reinsurance as Agent may reasonably request (to the extent such endorsements, coinsurance and reinsurance is available at reasonable cost), consistent with applicable Governmental Law, (iii) a policy or policies of insurance ( or a certificate as to coverage under such policy or policies) insuring against loss or damage by all perils, risks and hazards covered by a standard extended coverage all risk insurance policy, including without limitation, flood and earthquake coverage, for an amount equal to the full gross replacement cost of all buildings and improvements located on each parcel of Qualifying Real Estate, together with coverage of such other risks and perils as the Agent may from time to time reasonably request, each of which (1) shall be endorsed or otherwise amended to name Agent as mortgagee and loss payee, (2) provide that the insurer will endeavor to give Agent thirty (30) days’ written notice of cancellation or non-renewal, and (3) shall otherwise be in form and substance reasonably satisfactory to Agent, and (iv) such surveys, abstracts, appraisals, legal opinions, zoning reports and other documents as Agent may reasonably request with respect to any such Mortgage or Qualifying Real Estate, each in form and substance reasonably acceptable to Agent (it being understood that any survey described in clause (iv) above may take the form of an orthophotographic aerial map or a similar map of the related Qualifying Real Estate (provided that (x) such map is in a form sufficient to permit a nationally recognized title insurance company to issue a policy or policies of title insurance with respect to the Lien on such Qualifying Real Estate in compliance with the requirements of clause (ii) above, (y) in all events, such map is sufficient for the applicable title insurance company to remove all standard survey exceptions from the applicable title insurance policy and provides reasonable and customary survey-related endorsements and other coverages in the required policies of title insurance, and (z) such map is in form and substance reasonably acceptable to Agent), subject to the proviso that if a required policy of title insurance containing customary survey endorsements can be obtained without the requirement to provide a survey or map for any parcel of Qualifying Real Estate, there shall be no requirement to provide a survey or map for such parcel of Qualifying Real Estate; provided, further, however if such requirements are not satisfied then such property shall not be deemed Qualifying Real Estate and shall not be included in the Borrowing Base.

(j)            Reporting Requirements.  Furnish to the Agent:

(i)                                     (A)                               as soon as available and in any event within 50 days after the end of each of the first three fiscal quarters of each fiscal year of the Borrower, (a) the consolidated balance sheet of the Borrower and its Subsidiaries as of the end of such quarter and consolidated statements of income and cash flows of the Borrower and its Subsidiaries for the period commencing at the end of the previous fiscal year and ending with the end of such quarter, duly certified (subject to year-end audit adjustments and ordinary course quarterly adjustments) by an Authorized Officer of the Borrower as having been prepared in accordance with GAAP and (b) a certificate of an Authorized Officer of the Borrower as to compliance with the terms of this Agreement and the other Loan Documents in the form of Exhibit G; and

(B)                               as soon as available and in any event within 30 days after the end of each fiscal month of each fiscal year of the Borrower, (a) the consolidated balance sheet of the Borrower and its Subsidiaries as of the end of such month and consolidated statements of income and cash flows of the Borrower and its Subsidiaries for the period commencing at the end of the previous fiscal year and ending with the end of such month, duly certified (subject to year-end audit adjustments and ordinary course quarterly adjustments) by an Authorized Officer of the Borrower as having been prepared in accordance with GAAP and (b) a certificate of an Authorized Officer of the Borrower as to compliance with the terms of this Agreement and the other Loan Documents in the form of Exhibit G;

(ii)                                  as soon as available and in any event within 95 days after the end of each fiscal year of the Borrower, (a) a copy of the annual audit report for such year for the Borrower and its Subsidiaries, containing the consolidated balance sheet of the Borrower and its Subsidiaries as of the end of such fiscal year and consolidated statements of income and cash flows of the Borrower and its Subsidiaries for such fiscal year, in each case reported on without a “going concern” or like qualification or exception, or qualification arising out of the scope of the audit, by its board-appointed auditor of national standing, and (b) a certificate of an Authorized Officer of the Borrower as to compliance with the terms of this Agreement and the other Loan Documents in the form of Exhibit G;

(iii)                               as soon as available and in any event within 10 Business Days of the end of each fiscal month, a Borrowing Base Certificate as of the end of the preceding fiscal month and supporting information satisfactory to the Agent in its Permitted Discretion with respect to the determination of the Borrowing Base (including in reasonable detail the calculations necessary to determine the ABL Borrowing Base and the ABL Excess Availability); provided, that upon the occurrence and during the continuance of an Accelerated Borrowing Base Delivery Event, such  Borrowing Base Certificate and supporting information shall be delivered on Friday of each week (or, if Friday is not a

Business Day, on the next succeeding Business Day), as of the close of business on the immediately preceding Saturday (it being understood that any weekly Borrowing Base Certificate shall constitute the Loan Parties’ best estimates of Net Eligible Inventory and other items, as applicable);

(iv)                              promptly and in any event within five days after any Authorized Officer of the Borrower has knowledge of the occurrence and continuance of a Default or Event of Default, a statement of an Authorized Officer of the Borrower setting forth details of such Default or Event of Default and the action that the Borrower has taken and proposes to take with respect thereto;

(v)                                 promptly after the sending or filing thereof, copies of all quarterly and annual reports and proxy solicitations that the Borrower sends to its public security holders generally, and copies of all reports and prospectuses for the public offering of securities that the Borrower or any of its Subsidiaries files with the Ontario Securities Commission, the Toronto Stock Exchange, or any other national or provincial securities exchange;

(vi)                              promptly after the commencement thereof, notice of all actions and proceedings before any court, governmental agency or arbitrator affecting the Borrower or any of its Subsidiaries of the type described in Section 4.01(g);

(vii)                           with written notice promptly following the occurrence of any of the following, (A) any Environmental Action with respect to Qualifying Real Estate, (B) any breach of Environmental Law occurring on Qualifying Real Estate, (C) any Lien on Qualifying Real Estate by a Governmental Authority, or (D) any release of Hazardous Materials or other condition on Qualifying Real Estate, which in each case which has, or could reasonably be expected to result in, Environmental Liability in excess of $150,000;

(viii)                        as soon as available, but in any event no later than January 31 of each year, budgets and forecasts prepared by management of the Borrower for the Borrower and its Subsidiaries for the subsequent fiscal year (which shall be include monthly and annual budget and forecast for such fiscal year and shall include monthly projected ABL Excess Availability calculations) and approved by the Borrower’s board of directors, in form satisfactory to the Agent and containing information reasonably required by the Agent;

(ix)                              with respect to Canadian Pension Plans, promptly (A) after the filing thereof, a copy of: (i) all actuarial valuations and corresponding actuarial information summaries; (ii) all annual information returns; (iii) all summaries of contributions and revised summaries of contributions; (iv) all investment information summaries; and (v) statement of investment policies and procedures information summaries required to be filed with FSCO by the Borrower pursuant to the Pension Benefits Act (Ontario), (B) after the receipt by the Borrower thereof, all audited financial statements prepared in respect of any of the Canadian Pension Plans, (C) at any time after the occurrence of a Canadian Defined Benefit Pension Termination Event, after receipt, a copy of any material correspondence from a Governmental Authority in respect of a Canadian Defined Benefit Pension Plan; and (D) notice of the occurrence of any Canadian Defined Benefit Pension Termination Event;

(x)                                 promptly, notice of any event that Borrower or any other Loan Party reasonably believes has resulted in a Material Adverse Effect;

(xi)                              the financial and collateral reports described on Schedule 5.01(j), at the times set forth in such Schedule and which shall in any event include the following:  (A) store activity (i.e. stores opened, closed, or sold by banner), (B) comparable store sales by banner, (C) amendments to any real property leases, (D) detail of aggregate and per store rent paid or other amounts due and payable to lessors of real property used by any of the Loan Parties, (E) a report summarizing proceeds received from a condemnation or casualty event and (F) amount of any unpaid rents other than amounts being contested or disputed in good faith in accordance with the Credit Agreement (including store address, last payment date, amount owed, and landlord name and contact information);

(xii)                           simultaneously with the delivery thereof in respect of the ABL Credit Agreement, all documents, reports and other deliverables delivered to any “agent” or “lender” under the ABL Credit Agreement (including all calculations of the ABL Borrowing Base and supporting calculations and documents delivered or required to be delivered in connection therewith and all documents delivered or required to be delivered in connection with requests for advances, loans and/or letters of credit under the ABL Credit Agreement); and

(xiii)                        such other information respecting the Borrower or any of its Subsidiaries, or the Borrowing Base as the Agent or any Lender through the Agent may from time to time reasonably request.

Reports and financial statements required to be delivered by the Borrower pursuant to clauses (i)(a), (ii)(a) and (v) of this subsection (j) shall be deemed to have been delivered on the date on which the Borrower causes such reports, or reports containing such financial statements, to be posted on the Internet at www.sedar.com or at such other website identified by the Borrower in a notice to the Agent and the Lenders and that is accessible by the Lenders without charge.

(k)         Collateral Monitoring and Review.  Upon the request of the Agent or the Required Lenders, after reasonable notice and during normal business hours, permit the Agent or professionals (including, consultants, accountants, and/or appraisers) retained by the Agent to conduct appraisals, commercial finance examinations and other evaluations, including, without limitation, of (i) the Loan Parties’ practices in the computation of the Borrowing Base and (ii) the assets included in the Borrowing Base and financial information such as, but not limited to, sales, gross margins, payables, accruals and reserves, related to the calculation of the Borrowing Base.  The Borrower shall pay the reasonable out-of-pocket fees and expenses of the Agent (including, without limitation, the reasonable charges of professionals) in connection with (i) one inventory appraisal and one commercial finance examination each fiscal year (which shall be conducted by Great American Group Advisory & Valuations Services or such other appraisers and examiners reasonably satisfactory to Agent (provided that any such appraisal conducted by (or on behalf of) Wells Fargo Capital Finance Corporation Canada, as agent under the ABL Credit Agreement that is provided to Agent shall satisfy this condition) and (ii) one appraisal of Qualifying Real Estate each fiscal year (which shall be conducted by appraisers and examiners reasonably satisfactory to Agent), provided, however, notwithstanding the foregoing, (x) if ABL Excess Availability is at any time less than or equal to 65% of the ABL Line Cap but greater than 20% of the ABL Line Cap, the Agent may, in its discretion, undertake a second inventory appraisal and second commercial finance examination in a given fiscal year at such time at the Borrower’s expense and (y) if ABL Excess Availability is less than or equal to 20% of the ABL Line Cap, the Agent may in its discretion, undertake up to three inventory appraisals, three commercial finance examinations and one additional appraisal of the Qualifying Real Estate in each fiscal year at the Borrower’s expense.  Notwithstanding the foregoing, the Agent may cause (i) additional appraisals (including of Qualifying Real Estate) and commercial finance examinations to be undertaken (A) as it in its Permitted Discretion deems necessary or appropriate, at its own expense or, (B) if any Event of Default has occurred and is continuing or if required by applicable law, at the expense of the Borrower. In connection with any inventory appraisal, Qualifying Real Estate appraisal and commercial finance examination relating to the computation of the Borrowing Base, the Borrower shall make such adjustments to the calculation of the Borrowing Base as the Agent shall, after the expiration of the Reserve Notice Period, reasonably require in its Permitted Discretion based upon the terms of this Agreement and the results of such inventory appraisal and commercial finance examination. Any inventory appraisal or commercial finance examination requested by the Agent shall be scheduled at such time as the Agent, in consultation with the Borrower, may agree in order to minimize any disruption to the conduct of the Borrower’s business.

(l)             [Reserved].

(m)     Cash Management.

(i)                                     On or prior to the Effective Date or such later date as the Agent may agree:

(A)                               deliver to the Agent copies of notifications (each, a “Credit Card Notification”) substantially in the form attached hereto as Exhibit E which have been executed on behalf of such Loan Party and addressed to such Loan Party’s credit card clearinghouses and processors listed in the Perfection Certificate (collectively, the “Credit Card Processors”); and

(B)                               enter into a Blocked Account Agreement reasonably satisfactory in form and substance to the Agent with each Blocked Account Bank covering the deposit accounts set forth on Schedule 5.01(m)(i)(B) and any additional deposit account now or hereafter maintained by the Loan Parties (or any one or more of them) (collectively, the “Blocked Accounts”).

(ii)                                  The Loan Parties shall ACH or wire transfer daily (or with respect to DDAs that have historically not been swept daily (and other DDAs with the consent of the Agent, not to be unreasonably withheld), periodically, consistent with past practices) (and whether or not there are then any outstanding Obligations and whether or not a Cash Dominion Event then exists) to a Blocked Account all amounts on deposit in each DDA of such Loan Party, other than DDAs that are Excluded Accounts; provided that such covenant shall not apply to (i) any minimum balance as may be required to be kept in the subject DDA by the depository institution at which such DDA is maintained or (ii) if greater, any amounts maintained by the Loan Parties in such DDAs (and other DDAs with the consent of the Agent, not to be unreasonably withheld) in the ordinary course of business consistent with past practices).  The Loan Parties shall ACH or wire transfer daily to a Blocked Account all payments due from credit card processors and other proceeds of any of the Collateral.  All funds in each DDA and Blocked Account (other than Excluded Accounts) shall be conclusively presumed to be Collateral and proceeds of Collateral and the Agent and the Lenders shall have no duty to inquire as to the source of the amounts on deposit in any DDA or Blocked Account.

(iii)                               Each Credit Card Notification shall be held by the Agent until the occurrence of a Cash Dominion Event.  Subject to the terms of the Intercreditor Agreement, after the occurrence and during the continuance of a Cash Dominion Event, the Agent may deliver such Credit Card Notifications to the applicable Credit Card Processors. Subject to the terms of the Intercreditor Agreement, each Credit Card Notification shall instruct the applicable Credit Card Processor to follow the instructions of the Agent with respect to all amounts as may become due from time to time from such Credit Card Processor to the applicable Loan Party.

(iv)                              Each Blocked Account Agreement shall permit the Agent, after the occurrence and during the continuance of a Cash Dominion Event, subject to the terms of the Intercreditor Agreement, to require or cause the ACH or wire transfer no less frequently than daily (and whether or not there are then any outstanding Obligations) to the Agent’s Account, of all cash receipts and collections held in each applicable Blocked Account (net of any minimum balance, not to exceed CAN$10,000 (or such greater amount with the consent of the Agent, not to be unreasonably withheld), as may be required to be kept in the subject Blocked Account by the Blocked Account Bank), including, without limitation, the following:

(A)                               all available cash receipts from the sale of Inventory and other Collateral;

(B)                               all proceeds of collections of Credit Card Accounts Receivable;

(C)                               all proceeds from any casualty or other insured damage to, or any taking under power of eminent domain or by condemnation or similar proceeding of any Collateral; and

(D)                               all Net Proceeds from any equity issuance by any Loan Party or its Subsidiaries.

The Borrower shall be deemed to have complied with the provisions of this clause (iv) if they cause the ACH or wire transfer daily of all funds which an Authorized Officer of the Borrower in good faith believes to be the amount deposited in the Blocked Accounts in excess of CAN$10,000 (or such greater amount as permitted above in this clause (iv)).

(v)                                 The Agent’s Account shall at all times be under the sole dominion and control of the Agent.  The Loan Parties hereby acknowledge and agree that (i) the Loan Parties have no right of withdrawal from the Agent’s Account, (ii) the funds on deposit in the Agent’s Account shall at all times be collateral security for all of the Obligations, and (iii) the funds on deposit in the Agent’s Account shall be applied as provided in this Agreement.  In the event that, notwithstanding the provisions of this Section 5.01(m), during the continuance of a Cash Dominion Event, any Loan Party receives or otherwise has dominion and control of any such proceeds or collections, such proceeds and collections shall be held in trust by such Loan Party for the Agent, shall not be commingled with any of such Loan Party’s other funds or deposited in any account of such Loan Party and shall, not later than the Business Day after receipt thereof, be deposited into the Agent’s

Account or dealt with in such other fashion as such Loan Party may be instructed by the Agent.  During the continuance of an Event of Default, subject to the terms of the Intercreditor Agreement, the amounts deposited into the Agent’s Account shall be applied to the prepayment of the Obligations then outstanding; provided that upon payment in full of such outstanding Obligations, any remaining amounts will be released and transferred to a deposit account of the Loan Parties as the Borrower shall direct.

(vi)                              Upon the request of the Agent, the Loan Parties shall cause bank statements and/or other reports to be delivered to the Agent not less often than monthly, accurately setting forth all amounts deposited in each Blocked Account to ensure the proper transfer of funds as set forth above.

(n)         Liens on Non-Collateral Assets.  In the event of the incurrence of Debt and the granting of a Lien pursuant to Section 5.02(a)(vi) hereof, grant, and cause each of its Subsidiaries to, grant the Agent, as security for the Obligations, a Lien on the assets of the Borrower or any of its Subsidiaries which is the subject of the Lien of the Person holding such Debt (to the extent that such assets do not then constitute Collateral) pursuant to Section 5.02(a)(vi) hereof.

(o)         Physical Inventories. Cause physical inventories and periodic cycle counts to be undertaken, at the expense of the Loan Parties, in each case consistent with past practices (but in no event less frequently than one physical inventory per fiscal year), conducted by such inventory takers and following such methodology as is consistent with the immediately preceding inventory or as otherwise may be satisfactory to the Agent in its Permitted Discretion.  The Agent, at the expense of the Loan Parties, may participate in and/or observe each scheduled physical count of Inventory which is undertaken on behalf of any Loan Party.   The Loan Parties, within five (5) days following the completion of any such inventory, shall provide the Agent with a reconciliation of the results of such inventory (as well as of any other physical inventory or cycle counts undertaken by a Loan Party) and shall post such results to the Loan Parties’ stock ledgers and general ledgers, as applicable.

(p)         Application under the CCAA.  The Borrower acknowledges that its business and financial relationships with the Agent and the Lenders are unique from its relationship with any other of its creditors. The Borrower agrees that it shall not file, consent to or support any plan of arrangement under the CCAA, proposal under the BIA or any similar statutory provision (the “Plan”) which provides for, or would permit, directly or indirectly, the Agent or the Lenders to be classified with any other creditor of the Loan Parties for purposes of such Plan or otherwise.

(q)         Canadian Pension Plans.  Administer the Canadian Pension Plans in accordance with the requirements of the applicable pension plan texts, funding agreements, any other documents governing the Canadian Pension Plans, the ITA and applicable federal or provincial pension benefits legislation except for any non-compliance which would not reasonably be expected to have a Material Adverse Effect. Without the prior written consent of the Agent, the Borrower shall not, and shall not permit any of its Subsidiaries to, terminate, or cause to be terminated, any of the Canadian Pension Plans, if such Canadian Pension Plan would have a wind up deficiency on termination in an amount which would reasonably be expected to have a Material Adverse Effect. The Borrower shall, and shall cause its Subsidiaries to, promptly provide the Agent with any documentation relating to any of the Canadian Pension Plans as the Agent may request. The Borrower shall, and shall cause its Subsidiaries to, notify the Agent within thirty (30) days of a material increase in the obligations, liabilities and indebtedness of any of the Canadian Pension Plans.

(r)            Compliance with Terms of Leaseholds.  Except as otherwise expressly permitted hereunder (and except, in each case, other than in respect of any Qualifying Leasehold Real

Estate, where the failure to do so, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect), make all payments and otherwise perform all obligations in respect of all leases of real property to which the Borrower or any of its Subsidiaries is a party, keep such leases in full force and effect and not allow such leases to lapse or be terminated or any rights to renew such leases to be forfeited or cancelled, notify the Agent of any default by any party with respect to such leases and cooperate with the Agent in all respects to cure any such default.

(s)           Material Contracts.  Perform and observe all the terms and provisions of each Material Contract to be performed or observed by them, maintain each such Material Contract in full force and effect in accordance with its terms (subject to amendments, modifications or waivers permitted by Section 5.02(l)), enforce each such Material Contract in accordance with its terms, take all such action to such end as may be from time to time reasonably requested by the Agent and, upon the reasonable request of the Agent, make to each other party to each such Material Contract such demands for information and reports or for action as the Borrower or any of its Subsidiaries is entitled to make under such Material Contract.

(t)            Environmental Reports.   In addition to the Agent’s rights under Sections 5.01(e) and (k), permit the Agent or its respective agents or representatives to have access to any Qualifying Real Estate to conduct environmental assessments (to the satisfaction of the Agent, as applicable), at the Borrower’s expense following the receipt of a notice under Section 5.01(j)(vii) or following the occurrence of an Event of Default which is continuing.

(u)         Policies and Procedures.  Adopt and maintain adequate policies and procedures to prevent their directors, officers, employees, and agents from undertaking any activity, practice or conduct relating to the business of the Company or any Subsidiary that would constitute an offense under the Anti-Corruption Laws or Sanctions.

(v)         Post-Effective Date.  As consideration of the Term Loan (and each portion thereof) made and to be made under this Agreement, as promptly as practicable, and in any event within 30 days (or such later date as the Agent may agree in its sole discretion) after the Effective Date, the Borrower and each other Loan Party, as the context requires, will deliver and/or register and/or cause to be delivered (i) all Security Documents (including any perfection instruments (including PPSA financing statements and movable register filings)) that the Agent shall require and which shall grant to the Agent a perfected first priority Lien and security interest on each Loan Party’s furniture, fixtures and equipment and (ii) legal opinions from its counsel addressed to the Agent and the Lenders in form and substance satisfactory to the Lenders in respect of such Security Documents and related registrations.

SECTION 5.02. Negative Covenants. So long as the Term Loan or other Obligation (other than contingent indemnification obligations for which no claim shall have then been asserted) shall remain unpaid, each of the Borrower will not, and will not permit any of its Subsidiaries to:

(a)         Liens, Etc.   Create or suffer to exist any Lien upon property of the Borrower or any Subsidiary constituting Inventory, Credit Card Accounts Receivable or any other Collateral (as defined in the Guarantee and Collateral Agreement, any other Security Document or the hypothecs as in effect on the Effective Date) or any owned or leased real estate (other than any ABL Qualifying Real Estate) or Related Intellectual Property, other than:

(i)                                     Permitted Liens,

(ii)                                  the Liens existing on the Effective Date and described in the Perfection Certificate, and Liens in favour or for the benefit of the ABL Lenders under the ABL Credit Agreement,

(iii)                               the replacement, extension or renewal of any Lien permitted by clause (ii) above upon or on the same property theretofore subject thereto (and on any additions to any such property and in any property taken in replacement or substitution for any such property), or the replacement, extension or renewal (without increase in the amount) of the Debt secured thereby,

(iv)                              to the extent any Liens permitted by clause (ii) above are terminated (and not replaced, extended or renewed in accordance with clause (iii) above), Liens not otherwise permitted by clause (iii) above securing Debt in an amount up to the amount of Debt secured by such terminated Liens; provided that (A) any such Lien (and the Debt secured thereby) shall be incurred no later than ninety (90) days after the termination of the Lien permitted by clause (ii) above, and (B) any such Lien shall be granted on the same property (and on any additions to such property or any property taken by the Loan Parties in replacement or substitution for such property) as the terminated Lien,

(v)                                 Liens on Related Intellectual Property with Persons that have entered into an agreement, reasonably satisfactory to the Agent, acknowledging the limited license granted to the Agent in such trademarks or trade names pursuant to the Loan Documents and agreeing to abide by, and not interfere with, such limited license; and

(vi)                              Liens to secure Debt of the Borrower for borrowed money (except hereunder or under the ABL Credit Agreement), in an aggregate principal amount not to exceed CAN$50,000,000 at any time outstanding, provided, that, (A) no Default or Event of Default then exists or would arise from the incurrence of such Debt or the granting of such Lien, (B) Pro Forma and Projected Excess Availability is at least fifteen percent (15%) of the ABL Line Cap after giving effect to the incurrence of any such Debt, (C) the Pro Forma Fixed Charge Ratio shall be at least 1.1 to 1.0 after giving effect to the incurrence of any such Debt, (D) such Lien shall be subordinate to the Lien of the Agent in respect of the Collateral and the holder of such Lien shall have entered into an intercreditor agreement in such form as the Agent may reasonably agree, and (E) if the Debt secured by such Liens is secured by both Collateral and by property and assets of any Loan Party which do not constitute Collateral, the Agent shall have obtained a Lien on such property and assets that do not otherwise constitute Collateral to secure the Obligations, subordinate to the Lien of the holder of such Debt pursuant to an intercreditor agreement in such form as the Agent may reasonably agree, and (F) the documentation granting such Lien shall be in form and substance reasonably satisfactory to the Agent in its Permitted Discretion.]

(b)         Fundamental Changes.  Amalgamate with, merge into or consolidate with any other Person, or permit any other Person to amalgamate with, merge into or consolidate with it, or sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) all or substantially all of its assets (in each case, whether now owned or hereafter acquired), or liquidate or dissolve, except that, if at the time thereof and immediately after giving effect thereto no Default or Event of Default shall have occurred and be continuing (i) any Subsidiary of the Borrower may amalgamate, merge or consolidate with or into the Borrower or any other Subsidiary of the Borrower; provided that (A) if the Borrower is a party to such amalgamation, merger or consolidation, the Borrower shall be the continuing or surviving entity, (B) if any

Subsidiary Guarantor is a party to such amalgamation, merger or consolidation (other than with the Borrower), a Subsidiary Guarantor shall be the continuing or surviving entity or the continuing, surviving, successor or transferee entity shall become a Subsidiary Guarantor, and (C) none of Cantrex Group, Inc, Sears Floor Covering Centres Inc./Centres de Reouvrement de Sol Sears Inc, or S.L.H. Transport, Inc. may amalgamate, merge or consolidate with or into a Loan Party, (iii) any Subsidiary of the Borrower may sell, transfer, lease or otherwise dispose of its assets to any other Subsidiary of the Borrower (provided that no Loan Party, shall sell, transfer, lease or otherwise dispose of its assets to any Subsidiary that is not a Loan Party), (iv) any Subsidiary of the Borrower other than the Loan Parties may sell, transfer, lease or otherwise dispose of its assets to a Person that is not a Subsidiary through transactions which are undertaken in the ordinary course of its business or determined by the Borrower in good faith to be in the best interests of the Borrower and its Subsidiaries, (v) any Subsidiary of the Borrower other than the Loan Parties may liquidate or dissolve if the Borrower determines in good faith that such liquidation or dissolution is in the best interests of the Borrower and its Subsidiaries and is not materially disadvantageous to the Lenders, (vi) any Subsidiary of the Borrower may do any of the foregoing as a result of or in order to effectuate a Permitted Disposition hereunder, and (vii) the Borrower or any Subsidiary of the Borrower may amalgamate, merge or consolidate with or into a Person that is not a Subsidiary  of the Borrower in connection with an Acquisition permitted by Section 5.02(c) or to effect any Permitted Disposition under clause (g) thereof, provided that that (A) if the Borrower is a party to such amalgamation, merger or consolidation, the Borrower shall be the continuing or surviving entity, and (B) if any Subsidiary Guarantor is a party to such amalgamation, merger or consolidation (other than with the Borrower), a Subsidiary Guarantor shall be the continuing or surviving entity or the continuing, surviving, successor or transferee entity shall become a Subsidiary Guarantor.

(c)          Acquisitions.  Make any Acquisition unless (i) at the time of any such Acquisition and immediately after giving effect thereto, no Default or Event of Default shall have occurred and be continuing, and (ii) after giving effect to any such Acquisition (A) Pro Forma and Projected Excess Availability is at least 25% of the ABL Line Cap, (B) the Pro Forma Fixed Charge Ratio shall be at least 1.1 to 1.0, and (C) immediately after giving effect to any such Acquisition, the Borrower shall comply with Section 5.01(i) to the extent applicable; provided that such Acquisition shall have been approved by the board of directors (or similar governing body) of the Person which is the subject of such Acquisition and such Person shall not have announced that it will oppose such Acquisition.

(d)         Restricted Payments.

(i)                                     If at the date of declaration thereof (either before or immediately after giving effect thereto and the payment thereof), no Default or Event of Default shall exist and be continuing, (A) the Borrower may declare and pay dividends with respect to its equity interests payable solely in additional shares of its common stock, (B) Subsidiaries of the Borrower may declare and pay dividends to the Borrower or another wholly owned Subsidiary of the Borrower and (C) non-wholly-owned Subsidiaries may declare and pay dividends to the holders of their equity interests other than a Group Member on a ratable basis.

(ii)                                  Declare or make, or agree to pay or make, directly or indirectly, any other Restricted Payment (other than a Restricted Payment to a Loan Party and, on a ratable basis in the case of an entity other than a Loan Party, to the holders of its equity interests), except that if no Default or Event of Default shall have occurred and be continuing (either before or immediately after giving effect thereto and the payment thereof):

(A)                               [reserved];

(B)                               the Borrower and its Subsidiaries may make Restricted Payments with the proceeds of advances under the ABL Credit Agreement; provided, that, (i) immediately after giving effect to any such Restricted Payment, on a pro forma basis, (x) ABL Excess Availability is greater than 10% of the ABL Line Cap and (y) the Pro Forma Fixed Charge Ratio, calculated on a trailing four quarters basis, is at least 1.5:1.0, or (ii) immediately after giving effect to any such Restricted Payment, (x) Pro Forma and Projected Excess Availability is greater than 25% of the ABL Line Cap, and (y) the Pro Forma Fixed Charge Ratio is at least 1.1:1.0; and

(C)                               the Borrower and its Subsidiaries may make other Restricted Payments (1) from the Net Proceeds of any common stock issuances by the Borrower after the Effective Date, (2) from the Net Proceeds of any Permitted Dispositions of the type set forth in clauses (f) and (g) of the definition thereof, and (3) from any dividends and distributions received (directly or indirectly) on account of equity interests in any Subsidiary of the Borrower which is not a Loan Party, provided, that in each case, immediately after giving effect thereto, (x) Pro Forma and Projected Excess Availability is at least 25% of the ABL Line Cap and (y) the Pro Forma Fixed Charge Ratio shall be at least 1.1 to 1.0.

(e)          Negative Pledge Clauses.  Except for the ABL Credit Agreement, enter into or suffer to exist or become effective any agreement that prohibits or limits the ability of the Borrower or any Subsidiary of the Borrower to create, incur, assume or suffer to exist any Lien in favor of the Agent required under this Agreement or any other Loan Document upon any of their property or revenues, whether now owned or hereafter acquired, other than any agreement relating to any Lien not prohibited by Section 5.02(a) (provided that any prohibition or limitation shall apply only to the assets subject to such Lien).  Except for the ABL Credit Agreement and Liens created under any Security Document, no Loan Party will, or will permit any Subsidiary to, directly or indirectly, create, assume or suffer to exist any Lien in respect of Debt for borrowed money on (i) any owned or leased real estate now owned or hereafter acquired by it or (ii) any other asset (other than Liens existing on the date hereof in respect of such other assets).

(f)           Clauses Restricting Subsidiary Distributions.  Except for the ABL Credit Agreement, enter into or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Subsidiary of the Borrower other than a Loan Party to (a) make Restricted Payments in respect of any equity interests of such Subsidiary held by, or pay any indebtedness owed to, the Borrower or any other Subsidiary of the Borrower, (b) make loans or advances to, or other investments in, the Borrower or any other Subsidiary of the Borrower or (c) transfer any of its assets to the Borrower or any other Subsidiary of the Borrower, except for such encumbrances or restrictions existing under or by reason of (i) any restrictions existing under this Agreement and the other Loan Documents; (ii) any restrictions with respect to a Subsidiary imposed pursuant to an agreement that has been entered into in connection with the disposition of all or any portion of the equity interests or assets of such Subsidiary; (iii) the provisions contained in any existing indebtedness (and in any refinancing of such indebtedness so long as no more restrictive than those contained in the respective existing indebtedness so refinanced); (iv) customary provisions restricting subletting or assignment of any lease governing a leasehold interest of the Borrower or a Subsidiary of the Borrower entered into in the ordinary course of business, (v) customary restrictions and conditions contained in the documents relating to any Lien, so long as such Lien is not prohibited hereunder and such restrictions or conditions relate only to the specific asset subject to such Lien; (vi) customary provisions restricting assignment of any contract entered into by the Borrower or any Subsidiary of the Borrower in the ordinary course of business, (vii) any agreement or instrument governing acquired debt, which restriction is not applicable to any Person or the properties or assets of any Person, other than the Person or the properties or assets of the Person acquired pursuant to the respective acquisition and so long as the respective encumbrances or restrictions were not created (or made more restrictive) in connection with or in anticipation of the respective acquisition; (viii) customary provisions restricting the assignment of licensing agreements, management agreements or franchise agreements entered into by the Borrower or any of its Subsidiaries in the ordinary course of business; (ix) restrictions on the transfer of assets securing purchase money obligations and capitalized lease obligations; (x) customary net worth provisions contained in real property leases entered into by Subsidiaries of the Borrower, so long as the Borrower has determined in good faith that such net worth provisions could not reasonably be expected to impair the ability of the Borrower and its Subsidiaries to meet their ongoing obligations.

(g)          Accounting Changes.  Make or permit any change in accounting policies or reporting practices, except as required or permitted by GAAP.

(h)         Dispositions.  Make any Disposition except Permitted Dispositions (provided that notwithstanding the foregoing, no sale-leaseback transactions, even if such transactions are Permitted Dispositions, shall be consummated until after the earlier of (a) the date upon which a Delayed Draw Term Loan has been made in an amount equaling the Delayed Draw Term Loan Amount, and (b) the date that is 45 days after the date of the making of the Initial Term Loan.

(i)             Debt; Prepayment of Debt.

(i)                                     Create, incur, assume, suffer to exist or otherwise become or remain liable with respect to, any Debt, except Permitted Debt.

(ii)                                  Prepay any Debt with proceeds of the Term Loan.

(iii)                               Prepay any Debt (including using advances under the ABL Credit Agreement) unless (A) at the time of any such prepayment and immediately after giving pro forma effect thereto, no Default or Event of Default shall have occurred and be continuing, and (B) after giving effect to any such prepayment (x) Pro Forma and Projected Excess Availability is at least 25% of the ABL Line Cap and (y) the Pro Forma Fixed Charge Ratio shall be at least 1.1 to 1.0.

(j)            Investments.  Make any Investments, except Permitted Investments.

(k)         Store Closings.  Close more than ten percent (10%) of the Loan Parties’ Stores existing on the Effective Date in any fiscal year without the consent of the Agent, such consent not to be unreasonably withheld and/or fail to comply with the requirements of the definition of Store Closure Sale when and as applicable.

(l)             Amendment of Material Documents.  Amend, modify or waive any of the Borrower’s rights under (a) its organization documents in a manner materially adverse to the Credit Parties, or (b) any Material Contract, in each case to the extent that such amendment, modification or waiver would be reasonably likely to have a Material Adverse Effect.

(m)     Amendment of ABL Credit Agreement.  Do (or permit or cause to exist) the following under and in the ABL Credit Agreement (or the agent and lenders under the ABL:

Credit Agreement do (or permit or cause to exist) the following under the ABL Credit Agreement)):  (i) amend or modify the definitions in the ABL Credit Agreement of Availability Reserves (including all defined term used or referenced therein), Borrowing Base (including all defined term used or referenced therein), Cash Dominion Event, Eligible Credit Card Accounts Receivable, Eligible Inventory, Eligible In-Transit Inventory, Excess Availability, Fixed Charge Ratio, Fixed Charges, Line Cap, Pension Wind-up Deficit, Term Loan Push Down Reserve, Wind-up Reserve, Wind-up Reserve Period, (ii) increase any advance rates in respect of the ABL Borrowing Base, (iii) except relating to any mathematical calculation thereof, reduce or eliminate any Availability Reserve as in effect on the Effective Date, (iv) reduce or eliminate the Push-Down Reserve or the Wind-up Reserve, in each case, without Agent’s prior written consent, (v) fail to implement the Push-Down Reserve or the Wind-up Reserve, in each case, as requested by the Agent, (vi) include any Eligible In-Transit Inventory in the calculation of the ABL Borrowing Base, (vii) amend Section 5.03 of the ABL Credit Agreement as in effect on the date hereof and/or (viii) refinance or replace extensions of credit under the ABL Credit Agreement on terms that are materially adverse or disadvantageous to the Lenders without the consent of the Lenders, such consent not to be unreasonably withheld.

(n)         No new pension plans. Commence or agree to commence payment of contributions to a Canadian Pension Plan which provides for defined benefits to which the Loan Parties had not previously been contributing.

(o)         Transactions with Affiliates.  Conduct all transactions otherwise permitted under this Agreement with any of their Affiliates on terms that are fair and reasonable and no less favorable to the Borrower or its Subsidiaries than it would obtain in a comparable arm’s-length transaction with a Person not an Affiliate other than (i) as required by any applicable Requirement of Law, (ii) so long as no Default or Event of Default has occurred and is continuing, transactions between or among the Loan Parties and any of their Subsidiaries, to the extent not prohibited hereunder, (iii) Restricted Payments permitted by Section 5.02(d) or (iv) if a Default or an Event of Default has occurred and is continuing, transactions between or among the Loan Parties, to the extent not prohibited hereunder; provided that this clause (o) shall not be deemed to have granted any independent authority to conduct ant transaction with any Affiliate.

(p)         Corruption Laws.  Provide, offer, promise, authorize the provision of any contribution, gift, entertainment or other expenses relating to political activity, or any other money, property, or thing of value, directly or indirectly, to any government official, including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any political party or party official or candidate for political office, or any other Person acting in an official capacity, to influence official action or secure an improper advantage, or to encourage the recipient to breach a duty of good faith or loyalty or the policies of his/her employer, or otherwise in violation of any Anti-Corruption Law.

(q)         Sanctions.  Engage in any dealings or transactions with or for the benefit of any Sanctioned Person, or otherwise in violation of Sanctions.

SECTION 5.03. Financial Covenant The Borrower will not permit ABL Excess Availability to be less than or equal to 12.5% of the ABL Line Cap.

ARTICLE VI

EVENTS OF DEFAULT

SECTION 6.01. Events of Default If any of the following events (“Events of Default”) shall occur and be continuing:

(a)         The Borrower shall fail to pay (i) any principal of the Term Loan when the same becomes due and payable, or (ii) any interest on the Term Loan or any fees, or any other amounts payable under this Agreement or any other Loan Document, in each case under this clause (ii), within three (3) days after the same becomes due and payable; or

(b)         Any representation or warranty made by any Loan Party herein or in any other Loan Document shall prove to have been incorrect in any material respect when made; or

(c)          (i)  Any Loan Party shall fail to perform or observe any term, covenant or agreement contained in Section 5.01 (d), (e), (j) (other than 5.01(j)(viii)), (k), (m) or (v), 5.02 or 5.03 of this Agreement or (ii) any Loan Party shall fail to perform or observe any other term, covenant or agreement contained in this Agreement or any other Loan Document, if such failure shall remain unremedied for thirty (30) days after written notice thereof shall have been given to the Borrower by the Agent or any Lender; or

(d)         Any Group Member shall fail to pay principal of at least CAN$5,000,000 on any Debt that is outstanding (but excluding Debt outstanding hereunder) when the same becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise), and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Debt; or any other event shall occur or condition shall exist under any agreement or instrument relating to any Debt that is outstanding in a principal amount of at least CAN$5,000,000 and shall continue after the applicable grace period, if any, specified in such agreement or instrument, if the effect of such event or condition is to accelerate the maturity of such Debt; or any such Debt shall be declared to be due and payable, or required to be prepaid or redeemed, purchased or defeased, or an offer to prepay, redeem, purchase or defease such Debt shall be required to be made and is accepted in an amount of at least CAN$5,000,000 (in each case other than (i) a scheduled prepayment, redemption or purchase, or (ii) a mandatory prepayment, redemption or purchase, or a required offer to prepay, redeem or purchase, that results from the voluntary sale or transfer of property or assets), in each case prior to the stated maturity thereof; or

(e)          Any Group Member shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by or against any Group Member seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, receiver-manager, custodian or other similar official for it or for any substantial part of its property and, in the case of any such proceeding instituted against it (but not instituted by it), either such proceeding shall remain undismissed or unstayed for a period of 60 days, or any of the actions sought in such proceeding

(including the entry of an order for relief against, or the appointment of a receiver, trustee, receiver-manager, custodian or other similar official for, it or for any substantial part of its property) shall occur; or any Group Member shall take any corporate action to authorize any of the actions set forth above in this subsection (e); or

(f)           A judgment or order for the payment of money in excess of CAN$5,000,000 (net of any portion of such judgment to be paid by a third-party insurer as to which coverage has not been disputed) shall be rendered against any Group Member and either (i) enforcement proceedings shall have been commenced by any creditor upon such judgment or order or (ii) there shall be any period of 10 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; or

(g)          (i) Any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, but excluding any employee benefit plan of such person or its Subsidiaries, and any Person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) other than a Permitted Holder becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, except that a person or group shall be deemed to have “beneficial ownership” of all securities that such person or group has the right to acquire (such right, an “option right”), whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 35% or more of the equity securities of Borrower entitled to vote for members of the Board of Directors of Borrower on a fully-diluted basis (and taking into account all such securities that such person or group has the right to acquire pursuant to any option right) and such “person” or “group” shall beneficially own (as such term is used herein) a greater percentage of the equity Securities of Borrower entitled to vote for members of the Board of Directors than the Permitted Holders shall, collectively, beneficially own; provided that for purposes of this provision, no person or group shall be deemed to have beneficial ownership of the securities of Borrower owned directly or indirectly by Parent or any of its Subsidiaries unless such person or group shall control (as defined in the definition of “Affiliate”) Parent; or (ii) during any period of 12 consecutive months, a majority of the members of the Board of Directors or other equivalent governing body of Borrower cease to be composed of individuals (x) who were members of that board or equivalent governing body on the first day of such period, (y) whose election or nomination to that board or equivalent governing body was approved by individuals referred to in clause (x) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body or (z) whose election or nomination to that board or other equivalent governing body was approved by individuals referred to in clauses (x) and (y) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body (excluding, in the case of both clause (y) and clause (z), any individual whose initial nomination for, or assumption of office as, a member of that board or equivalent governing body occurs as a result of an actual or threatened solicitation of proxies or consents for the election or removal of one or more directors by any person or group other than a solicitation for the election of one or more directors by or on behalf of the Board of Directors); or (iii) except as a result of a Permitted Disposition, the Borrower shall cease for any reason to own, directly or indirectly, 100% of the Voting Stock of each other Loan Party; or

(h)         The indictment or institution of any legal process or proceeding against, the Borrower or any Subsidiary thereof, under any federal, provincial, state, municipal, and other criminal statute, rule, regulation, order, or other requirement having the force of law for an indictable offense; or

(i)    Any of the Loan Documents shall cease, for any reason, to be in full force and effect, or any Loan Party shall so state in writing, or any Lien created by any of the Security Documents shall cease to be enforceable and of the same effect and priority purported to be created thereby, including as a result of the failure to comply with Section 5.4 of the Guarantee and Collateral Agreement; or

(j)    The guarantee contained in Section 2 of the Guarantee and Collateral Agreement shall cease, for any reason, to be in full force and effect or any Loan Party shall so state in writing; or

(k)   (i) any event or condition shall occur with respect to a Canadian Pension Plan which results in a Loan Party having a payment obligation under (x) such Canadian Pension Plan, or (y) the Pension Benefits Act (Ontario) or any other similar law, in either case in an amount that is in excess of the payment obligations arising under such Canadian Pension Plan in the ordinary course by more than CAN$5,000,000, which payment obligation is not met within the period required by the terms of such Canadian Pension Plan and applicable law or (ii) the occurrence of a Canadian Defined Benefit Pension Termination Event; or

(l)    there shall occur (i) any “Event of Default” (as such term is defined in the ABL Credit Agreement) which is continuing under or pursuant to the ABL Credit Agreement, (ii) any breach of the Intercreditor Agreement or (iii) any ABL Termination Event; or

(m)  any Loan Party or any Subsidiary thereof fails to observe or perform any agreement or obligation relating to any Material Contract or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs, the effect of which default or other event is the termination of, or to permit the counterparty to such Material Contract to terminate, such Material Contract;

then, and in any such event, the Agent may, or, at the request of the Required Lenders shall, take any or all of the following actions upon notice to the Borrower:  declare the Term Loan, all interest thereon and all other amounts (including any Prepayment Premium) payable under this Agreement and the other Loan Documents to be forthwith due and payable, whereupon the Term Loan, all such interest and all such amounts shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower; provided, however, that in the event of an actual or deemed entry of an order for relief with respect to the Borrower under any Insolvency Legislation, the Term Loan, all such interest and all such amounts (including any Prepayment Premium) shall automatically become and be due and payable, without presentment, demand, protest or any notice of any kind, all of which are hereby expressly waived by the Borrower.

ARTICLE VII

THE AGENT

SECTION 7.01. Appointment Each Lender hereby irrevocably designates and appoints GACP Finance Co., LLC as Agent under this Agreement and the other Loan Documents, and each such Lender irrevocably authorizes the Agent, in such capacity, to take such action on its behalf under the provisions of this Agreement and the other Loan Documents and to exercise such powers and perform such duties as are expressly delegated to the Agent by the terms of this Agreement and the other Loan Documents, together with such other powers as are reasonably incidental thereto.  For clarity, and notwithstanding anything to the contrary contained in this Agreement and the other Loan Documents, no consent of the Lenders shall be required to amend this Agreement or the Loan Documents to (i) cause additional assets to become Collateral or to add additional Subsidiaries as guarantors of the Obligations or (ii) implement the provisions of Section 7.12, and the Agent and the Loan Parties shall be entitled to execute any and all amendments necessary or desirable to accomplish any of the foregoing and such amendments shall be binding on the other parties hereto  Notwithstanding any provision to the contrary elsewhere in this Agreement, the Agent shall have no duties or responsibilities, except those expressly set forth in this Agreement and the other Loan Documents to which it is a party, or any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against the Agent.

SECTION 7.02. Delegation of Duties The Agent may execute any of its duties under this Agreement and the other Loan Documents by or through agents or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties.  The Agent shall not be responsible for the negligence or misconduct of any agents or attorneys-in-fact selected by it with reasonable care.  The Agent reserves the right to execute any of its duties under this Agreement or any other Loan Document by or through agents, including a separate Canadian agent, to hold, realize or enforce any Loan Document.

SECTION 7.03. Exculpatory Provisions No Agent (for purposes of this Section 7.03, “Agent” shall mean the collective reference to the Agent and any other Lender designated as an “Agent” for purposes of this Agreement) nor any of their respective officers, directors, employees, agents, attorneys-in-fact or affiliates shall be (i) liable for any action lawfully taken or omitted to be taken by it or such Person under or in connection with this Agreement or any other Loan Document (except to the extent that any of the foregoing are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from its or such Person’s own gross negligence or willful misconduct) or (ii) responsible in any manner to any of the Lenders for any recitals, statements, representations or warranties made by any Loan Party or any officer thereof contained in this Agreement or any other Loan Document or in any certificate, report, statement or other document referred to or provided for in, or received by the Agent under or in connection with, this Agreement or any other Loan Document or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document or for any failure of any Loan Party that is a party thereto to perform its obligations hereunder or thereunder.  The Agent shall not be under any obligation to any Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the properties, books or records of any Loan Party.

SECTION 7.04. Reliance by Agent The Agent shall be entitled to rely, and shall be fully protected in relying, upon any instrument, writing, resolution, notice, consent, certificate, affidavit, letter, telecopy, telex or teletype message, statement, order or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons and upon advice and statements of legal counsel (including counsel to the Borrower), independent accountants and other experts selected by the Agent.  The Agent may deem and treat the payee of any Note as the owner thereof for all purposes unless a written notice of assignment, negotiation or transfer thereof shall have been filed with the Agent.  The Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Loan Document unless it shall first receive such advice or concurrence of the Required Lenders (or, if so specified by this Agreement, the Supermajority Lenders or all Lenders) as it deems appropriate or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action. The Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement and the other Loan Documents in accordance with a request of the Required Lenders (or, if so specified by this Agreement, the Supermajority Lenders or all Lenders), and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders and all future holders of the Term Loan.

SECTION 7.05. Notice of Default The Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default unless the Agent has received notice from a Lender or the Borrower referring to this Agreement, describing such Default or Event of Default and stating that such notice is a “notice of default”.  In the event that the Agent receives such a notice, the Agent shall give notice thereof to the Lenders.  The Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Required Lenders (or, if so specified by this Agreement, the Supermajority Lenders or all Lenders); provided that unless and until the Agent shall have received such directions, the Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interests of the Lenders.

SECTION 7.06. Non-Reliance on Agent and Other Lenders Each Lender expressly acknowledges that neither the Agent nor any of its officers, directors, employees, agents, attorneys-in-fact or affiliates have made any representations or warranties to it and that no act by the Agent hereafter taken, including any review of the affairs of a Loan Party or any affiliate of a Loan Party, shall be deemed to constitute any representation or warranty by the Agent to any Lender.  Each Lender represents to the Agent that it has, independently and without reliance upon the Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, operations, property, financial and other condition and creditworthiness of the Loan Parties and their affiliates and made its own decision to make its Initial Term Loan or Delayed Draw Term Loan, as applicable, hereunder and enter into this Agreement.  Each Lender also represents that it will, independently and without reliance upon the Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigation as it deems necessary to inform itself as to the business, operations, property, financial and other condition and creditworthiness of the Loan Parties and their affiliates.  Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Agent hereunder, the Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, operations, property, condition (financial or otherwise), prospects or creditworthiness of any Loan Party or any affiliate of a Loan Party that may come into the possession of the Agent or any of its officers, directors, employees, agents, attorneys-in-fact or affiliates.

SECTION 7.07. Reports and Financial Statements

By signing this Agreement, each Lender:

(a)           [reserved];

(b)           is deemed to have requested that the Agent furnish such Lender, promptly after they become available, copies of all financial statements and reports required to be delivered by the Loan Parties hereunder and all commercial finance examinations and appraisals of the Collateral received by the Agent (collectively, the “Reports”) (which the Agent agrees to so deliver);

(c)           expressly agrees and acknowledges that the Agent makes no representation or warranty as to the accuracy of the Reports, and shall not be liable for any information contained in any Report;

(d)           expressly agrees and acknowledges that the Reports are not comprehensive audits or examinations, that the Agent or any other party performing any audit or examination will inspect only specific information regarding the Loan Parties and will rely significantly upon the Loan Parties’ books and records, as well as on representations of the Loan Parties’ personnel;

(e)           agrees to keep all Reports confidential in accordance with the provisions of this Agreement; and

(f)            without limiting the generality of any other indemnification provision contained in this Agreement, agrees: (i) to hold the Agent and any such other Lender preparing a Report harmless from any action the indemnifying Lender may take or conclusion the indemnifying Lender may reach or draw from any Report in connection with any credit extensions that the indemnifying Lender has made or may make to the Borrower, or the indemnifying Lender’s purchase of, a Loan or Loans; and (ii) to pay and protect, and indemnify, defend, and hold the Agent and any such other Lender preparing a Report harmless from and against, the claims, actions, proceedings, damages, costs, expenses, and other amounts (including reasonable attorney costs) incurred by the Agent and any such other Lender preparing a Report as the direct or indirect result of any third parties who might obtain all or part of any Report through the indemnifying Lender.

SECTION 7.08. Indemnification The Lenders agree to indemnify the Agent in its capacity as such (to the extent not reimbursed by the Borrower and without limiting the obligation of the Borrower to do so), ratably according to their respective Pro Rata Share in effect on the date on which indemnification is sought under this Section (or, if indemnification is sought after the date upon which the Term Loan shall have been paid in full, ratably in accordance with such Pro Rata Share immediately prior to such date), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever that may at any time (whether before or after the payment of the Term Loan) be imposed on, incurred by or asserted against such Agent in any way relating to or arising out of, this Agreement, any of the other Loan Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by such Agent under or in connection with any of the foregoing; provided that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements that are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from the Agent’s gross negligence or willful misconduct.  The agreements in this Section shall survive the payment of the Term Loan and all other amounts payable hereunder.

SECTION 7.09. Agent in Its Individual Capacity Each Agent and its affiliates may make loans to, accept deposits from and generally engage in any kind of business with any Loan Party as though such Agent were not an Agent.  With respect to its Initial Term Loan and Delayed Draw Term Loan made or renewed by it, each Agent shall have the same rights and powers under this Agreement and the other Loan Documents as any Lender and may exercise the same as though it were not an Agent, and the terms “Lender” and “Lenders” shall include each Agent in its individual capacity.

SECTION 7.10. Successor Agent The Agent may resign as Agent upon 30 days’ notice to the Lenders and the Borrower.  If the Agent shall resign as Agent under this Agreement and the other Loan Documents, then the Required Lenders shall appoint from among the Lenders a successor agent for the Lenders, which successor agent shall (unless an Event of Default shall have occurred and be continuing) be subject to approval by the Borrower (which approval shall not be unreasonably withheld or delayed), whereupon such successor agent shall succeed to the rights, powers and duties of the Agent, and the term “Agent” shall mean such successor agent effective upon such appointment and approval, and the former Agent’s rights, powers and duties as Agent shall be terminated, without any other or further act or deed on the part of such former Agent or any of the parties to this Agreement or any holders of the Term

Loan.  If no successor agent has accepted appointment as Agent by the date that is 30 days following a retiring Agent’s notice of resignation, the retiring Agent’s resignation shall nevertheless thereupon become effective, and the Lenders shall assume and perform all of the duties of the hereunder, as until such time, if any, as the Required Lenders appoint a successor agent as provided for above.  After any retiring Agent’s resignation as Agent, the provisions of this Article VII shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent under this Agreement and the other Loan Documents.

SECTION 7.11. Defaulting Lenders.

(a)   If a Lender becomes a Defaulting Lender, then, in addition to the rights and remedies that may be available to the other Credit Parties, the Loan Parties or any other party at law or in equity, and not at limitation thereof, (i) such Defaulting Lender’s right to participate in the administration of, or decision-making rights related to, the Obligations in respect of Required Lender and Supermajority Lender votes, this Agreement or the other Loan Documents shall be suspended during the pendency of such failure or refusal, (ii) a Defaulting Lender shall be deemed to have permanently (unless reinstated as set forth below) assigned, without further consideration any and all payments due to it from the Loan Parties, whether on account of outstanding Term Loan, interest, fees or otherwise, to the remaining non-Defaulting Lenders for application to, and reduction of, their proportionate shares of all outstanding Obligations until, such Lender is no longer a Defaulting Lender, or (iii) at the option of the Agent, any amount payable to such Defaulting Lender hereunder (whether on account of principal, interest, fees or otherwise) shall, in lieu of being distributed to such Defaulting Lender, be retained by the Agent as cash collateral for, and applied by the Agent to, defaulted and future funding obligations of the Defaulting Lender (including, without limitation, any indemnification and reimbursement obligations of such Defaulting Lender).  The Defaulting Lender’s decision-making and participation rights and rights to payments as set forth in clauses (i) and (ii) hereinabove shall be restored only upon (a) the payment by the Defaulting Lender of its any participation obligation, or expenses as to which it is delinquent, together with interest thereon at a rate equal to the Adjusted LIBOR Rate from time to time in effect from the date when originally due until the date upon which any such amounts are actually paid and (b) receipt by the Agent and the Borrower of a certification by such Defaulting Lender of its ability and intent to comply with the provisions of this Agreement going forward.

(b)   [reserved].

(c)   In addition to the rights of the non-Defaulting Lenders set forth in Section 7.11(b) above, the Borrower shall have the right, at any time, upon at least five Business Days’ notice to a Defaulting Lender or a Deteriorating Lender (with a copy to the Agent), to replace such Defaulting Lender in accordance with the provisions of Section 8.16 hereof.

(d)   Each Defaulting Lender shall indemnify the Agent and each non-Defaulting Lender from and against any and all loss, damage or expenses, including but not limited to reasonable attorneys’ fees and funds advanced by the Agent or by any non-Defaulting Lender, on account of a Defaulting Lender’s failure to timely perform its obligations under the Loan Documents.

SECTION 7.12. Agent as hypothecary representative.

Without limiting the power of the Agent hereunder or under any other Loan Document, each of the Credit Parties hereby acknowledges that for the purposes of holding any hypothec granted or to be granted by the Borrower or any Subsidiary Guarantor under any deed of hypothec (each “Deed of Hypothec”) pursuant to the laws of the Province of Quebec to secure payment of any obligation under this Agreement or any other Loan Document entered into by the Borrower or any Subsidiary Guarantor, the

Agent is hereby appointed to act as the hypothecary representative pursuant to Article 2692 of the Civil Code of Quebec to act on behalf of each of the Credit Parties, and the Borrower, each Subsidiary Guarantor and each Credit Party hereby confirms and agrees to such appointment. Each Person who is or becomes a Credit Party and each assignee holder under this Agreement or any other Loan Document shall be deemed to ratify the aforesaid appointment of the Agent by its execution of an Assignment and Assumption. The Agent agrees to act in such capacity. The Agent, in such aforesaid capacity shall (x) have the sole and exclusive right and authority to exercise, except as may be otherwise specifically restricted by the terms hereof, all rights and remedies given to the Agent with respect to the Collateral under the Deed of Hypothec, applicable law or otherwise, and (y) benefit from and be subject to all provisions hereof with respect to the Agent, mutatis mutandis, including, without limitation, all such provisions with respect to the liability or responsibility to and indemnification by the Credit Parties. The execution prior to the date hereof by the Agent of any Deed of Hypothec or other security documents made pursuant to the applicable law of the Province of Quebec is hereby ratified and confirmed. Without prejudice to section 8.09 hereof, the provisions of this paragraph shall be also governed by the laws of the Province of Quebec.

ARTICLE VIII

MISCELLANEOUS

SECTION 8.01. Amendments, Etc. No amendment or waiver of any provision of this Agreement or any other Loan Document, nor consent to any departure by the Borrower or any Loan Party therefrom, shall in any event be effective unless the same shall be in writing and signed by the Required Lenders, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that no amendment, waiver or consent shall (a) unless in writing and signed by each Lender directly affected thereby, do any of the following:  (i) increase the amount or extend the expiration date of any Lender’s Term Loan Outstandings, (ii) reduce the principal of, or interest on, the Term Loan or any fees or other amounts payable hereunder or (iii) postpone any date fixed for any payment of principal of, or interest on, the Term Loan or any fees or other amounts payable hereunder, (b) unless in writing and signed by all of the Lenders, do any of the following: (i) change the aggregate unpaid principal amount of the Term Loan, or the number of Lenders, that shall be required for the Lenders or any of them to take any action hereunder, (ii) other than in accordance with Section 8.13, release all or substantially all of the Collateral or release all or substantially all of the guarantors from their obligations under the Guarantee and Collateral Agreement, (iii) amend this Section 8.01, (iv) amend Section 6.01(g) or waive any provision of Section 6.01(g) or any change of control resulting therefrom, (v) amend Section 6.01(l), (vi) change the definition of the terms Required Lenders or Supermajority Lenders or the percentage of Lenders which shall be required for Lenders to take any action hereunder, (vii) consent to the assignment, delegation or other transfer by any Loan Party of any of its rights and obligations under any Loan Document or other than in accordance with Section 5.01(d), release the Borrower from all of its obligations hereunder, (viii) amend the definition of Eligible Assignee, (ix) amend Section 2.12, or (x) except as set forth herein or in the Intercreditor Agreement, consent to the subordination of the Term Loan to any Debt, (c) unless in writing and signed by the Supermajority Lenders, (i) amend the definition of “Borrowing Base” (and the component definitions therein), (ii) increase any advance rate percentage set forth in the definition of “Borrowing Base”, (iii) remove any previously established Availability Reserve, (iii) amend the Intercreditor Agreement, (iv) amend or waive any provision of Section 5.01(j)(iii) or (v) amend or waive any provision of Section 5.03; provided that the foregoing shall not (except as otherwise provided in this Agreement and in respect of changes in methodology of calculating Availability Reserves) limit the discretion of the Agent to change or establish reserves, or (d) unless in writing and signed by the Agent (in addition to the Lenders required above to take such action), as applicable, amend, modify or waive any provision of Article VII or affect the rights or duties of the Agent under this Agreement or any other Loan Document.

SECTION 8.02. Notices, Etc.  (a) All notices and other communications provided for hereunder shall be in writing (including telecopier communication) and mailed, telecopied or delivered, (i) if to the Borrower or any Subsidiary Guarantor, at its address at 290 Yonge St., Suite 700, Toronto, Ontario, M5B 2C3, Attention:  General Counsel, with a copy to Osler, Hoskin & Harcourt LLP, Box 50, 1 First Canadian Place, Toronto, Ontario, Canada  M5X 1B, Attention:  Kevin Morley;(ii) if to any Lender, at its address set forth in its completed administrative questionnaire delivered to the Agent; (iii) if to GACP, in its capacity as Agent or Lender, at its address at 11100 Santa Monica Blvd., Suite 800, Los Angeles, CA 90025, Attention: Robert A. Louzan, with a copy to Paul Hastings LLP, 200 Park Avenue, New York, New York 10166, Attention: Leslie A. Plaskon, Cassels Brock & Blackwell LLP, Scotia Plaza, 40 King Street West, Suite 2100, Toronto, Ontario M5H 3C2, Attention: Ryan C. Jacobs; and, as to each other party, at such other address as shall be designated by such party in a written notice to the Borrower and the Agent; provided that notices required to be delivered pursuant to Section 5.01(j)(i), (ii), (iii), and (v) shall be delivered to the Agent and the Lenders as specified in Section 8.02(b).  All such notices and communications shall, when mailed, telecopied, telegraphed or emailed, be effective when deposited in the mails, telecopied, delivered to the  telegraph company or confirmed by email, respectively, except that notices and communications to the Agent pursuant to Article II or VII shall not be effective until received by the Agent.  Delivery by telecopier or by electronic transmission of a pdf formatted copy of an executed counterpart of any amendment or waiver of any provision of this Agreement or any Loan Document or of any exhibit hereto or thereto to be executed and delivered hereunder shall be effective as delivery of a manually executed counterpart thereof.

(b)   The Borrower agrees that materials required to be delivered pursuant to Sections 5.01(j)(i), (ii), (iii) and (v), shall be deemed delivered to the Agent on the date on which the Borrower causes such reports, or reports containing such financial statements, to be posted on the Internet at such website identified by the Borrower in a written notice to the Agent and the Lenders and that is accessible by the Lenders without charge or if not so posted, may be delivered to the Agent in an electronic medium in a format acceptable to the Agent by email.  The Borrower agrees that the Agent may make such materials, as well as any other written information, documents, instruments and other material relating to The Borrower, any of its Subsidiaries or any other materials or matters relating to this Agreement, the Loan Documents or any of the transactions contemplated hereby (collectively, the “Communications”) available to the Lenders by posting such notices on Intralinks or a substantially similar electronic system (the “Platform”).  The Borrower acknowledges that (i) the distribution of material through an electronic medium is not necessarily secure and that there are confidentiality and other risks associated with such distribution, (ii) the Platform is provided “as is” and “as available” and (iii) neither the Agent nor any of its Affiliates warrants the accuracy, adequacy or completeness of the Communications or the Platform and each expressly disclaims liability for errors or omissions in the Communications or the Platform.  No warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, non-infringement of third party rights or freedom from viruses or other code defects, is made by the Agent or any of its Affiliates in connection with the Platform.

(c)   Each Lender agrees that notice to it (as provided in the next sentence) (a “Notice”) specifying that any Communications have been posted to the Platform shall constitute effective delivery of such information, documents or other materials to such Lender for purposes of this Agreement; provided that if requested by any Lender the Agent shall deliver a copy of the Communications to such Lender by email or telecopier.  Each Lender agrees (i) to notify the Agent in writing of such Lender’s e-mail address to which a Notice may be sent by electronic transmission (including by electronic communication) on or before the date such Lender becomes a party to this Agreement (and from time to time thereafter to ensure that the Agent has on record an effective e-mail address for such Lender) and (ii) that any Notice may be sent to such e-mail address.

SECTION 8.03. No Waiver; Remedies No failure on the part of any Lender or the Agent to exercise, and no delay in exercising, any right hereunder or under any other Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right.  The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

SECTION 8.04. Costs and Expenses (a) The Borrower agrees to pay promptly all reasonable costs and expenses of the Agent in connection with the preparation, execution, delivery, distribution (including via the internet or through a service such as Intralinks), administration, modification and amendment of this Agreement, the other Loan Documents and the other documents to be delivered hereunder, including, (A) all due diligence, syndication (including printing, distribution and bank meetings), transportation, computer, duplication, appraisal, consultant, and audit expenses, (B) subject to Section 5.01(k), all expenses incurred in connection with inspections, verifications, examinations and appraisals relating to the Borrowing Base and the Collateral, and (C) the reasonable fees and expenses of counsel for the Agent with respect thereto and with respect to advising the Agent as to its rights and responsibilities under this Agreement and the other Loan Documents and any such fees, or expenses, which the Borrower has agreed to pay pursuant to any Fee Letter.  The Borrower further agrees to pay on demand all costs and expenses of the Agent and the Lenders, if any (including reasonable counsel fees and expenses), in connection with the enforcement of, or protection of their rights under, (whether through negotiations, legal proceedings or otherwise) of this Agreement, the other Loan Documents and the other documents to be delivered hereunder, and, for greater certainty, including, without limitation, all costs and expenses of the Agent and the Lenders incurred in connection with any proceeding or potential proceeding under Insolvency Legislation, including reasonable fees and expenses of one U.S. counsel and one Canadian counsel (and all local counsel, as required) for the Agent, and one U.S. counsel and one Canadian counsel (and all local counsel, as required) for the Lenders in connection with the enforcement of or protection rights under this Section 8.04(a).

(b)   The Borrower agrees to indemnify and hold harmless the Agent and each Lender and each of their Affiliates and their officers, directors, employees, members, partners, agents and advisors (each, an “Indemnified Party”) from and against any and all claims, damages, losses, liabilities and expenses (including reasonable fees and expenses of counsel) incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) (i) this Agreement, the other Loan Documents, any of the transactions contemplated herein or therein or the proceeds of the Term Loan, and (ii) the actual or alleged presence of Hazardous Materials on any property of the Borrower or any of its Subsidiaries or any Environmental Action relating in any way to the Borrower or any of its Subsidiaries, except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct.  In the case of an investigation, litigation or other proceeding to which the indemnity in this Section 8.04(b) applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by the Borrower, its directors, equityholders or creditors or an Indemnified Party or any other Person, whether or not any Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated.  The Borrower also agrees not to assert, and hereby waives to the fullest extent permitted by applicable Law, any claim for special, indirect, consequential or punitive damages against the Agent, any Lender, any of their Affiliates, or any of their respective directors, officers, employees, attorneys and agents, on any theory of liability, arising out of or otherwise relating to this Agreement, the other Loan Documents, any of the transactions contemplated herein or the proceeds of the Term Loan.

(c)   Except for a repayment effected in accordance with clause (d) below, if any payment of principal of the Term Loan is made by the Borrower to or for the account of a Lender other than on the last day of the Interest Period for the Term Loan, as a result of a payment pursuant to Section  2.08, acceleration of the maturity of the Term Loan pursuant to Section 6.01 or for any other reason, or by an Eligible Assignee to a Lender other than on the last day of the Interest Period for the Term Loan upon an assignment of rights and obligations under this Agreement pursuant to Section 8.07 as a result of a demand by the Borrower pursuant to Section 8.07(a), the Borrower shall, promptly after notice by such Lender setting forth in reasonable detail the calculations used to quantify such amount (with a copy of such notice to the Agent), pay to the Agent for the account of such Lender any amounts required to compensate such Lender for any additional losses, costs or expenses that it may reasonably incur as a result of such payment, including any loss (including loss of anticipated profits), cost or expense incurred by reason of the liquidation or reemployment of deposits or other funds acquired by any Lender to fund or maintain the Term Loan.

(d)   The Borrower may prepay the amount of the Term Loan by depositing with the Agent an amount equal to the aggregate of (a) the principal amount of the Term Loan and (b) the amount of interest accruing during the Interest Period applicable to the Term Loan in accordance with Section 2.05(a)(ii).  Such amount (the “Invested Amount”) shall be invested by the Agent in an interest bearing account for the balance of the applicable Interest Period.  The Invested Amount shall be applied by the Agent to payment of the principal amount of the Term Loan together with the interest payable thereon on the last day of the Interest Period applicable to the Term Loan.  Interest earned on the Invested Amount shall be paid by the Agent to the Borrower promptly after the payment in full of the Term Loan and the interest payable thereon.

(e)   Without prejudice to the survival of any other agreement of the Borrower hereunder, the agreements and obligations of the Borrower contained in Sections 2.09, 2.11 and 8.04 shall survive the payment in full of principal, interest and all other amounts payable hereunder and under the other Loan Documents.

SECTION 8.05. Right of Set-off Upon (i) the occurrence and during the continuance of any Event of Default and (ii) the making of the request or the granting of the consent specified by Section 6.01 to authorize the Agent to declare the Term Loan due and payable pursuant to the provisions of Section 6.01, each Lender and each of its Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by such Lender or such Affiliate to or for the credit or the account of the Borrower against any and all of the obligations of the Borrower now or hereafter existing under this Agreement, the other Loan Documents and the Term Loan of such Lender, whether or not such Lender shall have made any demand under this Agreement or the other Loan Documents.  Each Lender agrees promptly to notify the Borrower (with a copy to the Agent) after any such set-off and application, provided that the failure to give such notice shall not affect the validity of such set-off and application.  The rights of each Lender and its Affiliate under this Section are in addition to other rights and remedies (including other rights of set-off) that such Lender and its Affiliate may have.

SECTION 8.06. Binding Effect; Effectiveness When this Agreement has been executed by the Borrower, the Agent and the Lenders, this Agreement shall thereafter be binding upon and inure to the benefit of the Borrower, the Agent, each Lender and their respective successors and assigns; provided, that, except with respect to Sections 8.07 and 8.08, this Agreement shall only become effective upon satisfaction of the conditions precedent set forth in Section 3.01 and none of the provisions of this Agreement, including without limitation provisions in respect of Term Loan to be made by or issued by any Lender, and in respect of any covenant, fee, indemnity, default, and expense reimbursement made by any Loan Party or for which any Loan Party is liable hereunder, shall become effective, nor shall any representation herein be deemed to be made, until the satisfaction of such conditions.

SECTION 8.07. Assignments and Participations (a) Each Lender may, upon notice to the Borrower and the Agent and (x) with the consent of the Agent (not to be unreasonably withheld) and (y) unless an Event of Default has occurred and is continuing, with the consent of the Borrower (with the Borrower consent not to be unreasonably withheld, delayed or conditioned, and provided that the Borrower shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Agent within five Business Days after having received notice thereof), assign to one or more Persons all or a portion of its rights and obligations under this Agreement (including all or a portion of the Term Loan and other amounts owing to it and any Note or Notes held by it); provided, however, that (i) each such assignment shall be of a constant, and not a varying, percentage of all rights and obligations under this Agreement, (ii) except in the case of an assignment to a Person that, immediately prior to such assignment, was a Lender, an Affiliate of a Lender or an Approved Fund or an assignment of all of a Lender’s rights and obligations under this Agreement, the amount of the Term Loan of the assigning Lender being assigned pursuant to each such assignment (determined as of the date of the Assignment and Acceptance with respect to such assignment) shall in no event be less than $10,000,000 (unless an Event of Default has occurred and is continuing, in which case not less than $5,000,000) or an integral multiple of $1,000,000 in excess thereof unless the Agent otherwise agrees, (iii) each such assignment shall be to an Eligible Assignee, (iv) the parties to each such assignment shall execute and deliver to the Agent, for its acceptance and recording in the Register, an Assignment and Acceptance, and the parties to such assignment (other than the Borrower and the Agent) shall deliver together therewith any Note subject to such assignment and a processing and recordation fee of $3,500 (except no such fee shall be payable for assignments to a Lender, an Affiliate of a Lender or an Approved Fund), and (v) any Lender may, without the approval of the Borrower, but with notice to the Borrower, assign all or a portion of its rights and obligations to any of its Affiliates or to another Lender or an Approved Fund.  Upon such execution, delivery, acceptance and recording, from and after the effective date specified in each Assignment and Acceptance, (x) the assignee thereunder shall be a party hereto and, to the extent that rights and obligations hereunder have been assigned to it pursuant to such Assignment and Acceptance, have the rights and obligations of a Lender hereunder and (y) the Lender assignor thereunder shall, to the extent that rights and obligations hereunder have been assigned by it pursuant to such Assignment and Acceptance, relinquish its rights (other than its rights under Section 2.09, 2.11 and 8.04 to the extent any claim thereunder relates to an event arising prior such assignment) and be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all or the remaining portion of an assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto).  Notwithstanding the foregoing, until the Delayed Draw Term Loan is made or the Delayed Draw Term Loan Commitment Termination Date has occurred without any Borrowing of the Delayed Draw Term Loan, under no circumstances shall a Lender assign or have the right to assign its Commitments in respect of the Delayed Draw Term Loans without the express written consent of the Borrower and the Agent.

(b)   By executing and delivering an Assignment and Acceptance, the Lender assignor thereunder and the assignee thereunder confirm to and agree with each other and the other parties hereto as follows:  (i) other than as provided in such Assignment and Acceptance, such assigning Lender makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement or the other Loan Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or the other Loan Documents or any other instrument or document furnished pursuant hereto or thereto; (ii) such assigning Lender makes no representation or warranty and assumes no responsibility with respect to the financial condition of the Loan Parties or the performance or observance by the Borrower of any of its obligations under this Agreement or any other instrument or document furnished pursuant hereto; (iii) such assignee confirms that it has received a copy of this Agreement, together with copies of the financial statements referred to in Section 4.01 and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Acceptance; (iv) such assignee will, independently and without reliance upon the Agent, such assigning Lender or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement and the other Loan Documents; (v) such assignee confirms that it is an Eligible Assignee; (vi) such assignee appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers and discretion under this Agreement and the other Loan Documents as are delegated to the Agent by the terms hereof and thereof, together with such powers and discretion as are reasonably incidental thereto; and (vii) such assignee agrees that it will perform in accordance with their terms all of the obligations that by the terms of this Agreement are required to be performed by it as a Lender.

(c)   Upon its receipt of an Assignment and Acceptance executed by an assigning Lender and an assignee representing that it is an Eligible Assignee, together with any Note or Notes subject to such assignment, the Agent shall, if such Assignment and Acceptance has been completed and is in substantially the form of Exhibit B hereto, (i) accept such Assignment and Acceptance, (ii) record the information contained therein in the Register and (iii) give prompt notice thereof to the Borrower.

(d)   The Agent shall maintain at its address referred to in Section 8.02 a copy of each Assignment and Acceptance delivered to and accepted by it and a register for the recordation of the names and addresses of the Lenders and principal amount of the Term Loan owing to, each Lender from time to time (the “Register”).  The entries in the Register shall be conclusive and binding for all purposes, absent manifest error, and the Borrower, the Agent and the Lenders may treat each Person whose name is recorded in the Register as a Lender hereunder for all purposes of this Agreement.  The Register shall be available for inspection by the Borrower or any Lender at any reasonable time and from time to time upon reasonable prior notice.

(e)   Each Lender may, without the consent of the Agent or any Loan Party, sell participations to one or more banks or other entities that constitute an Eligible Assignee in or to all or a portion of its rights and obligations under this Agreement (including all or a portion of its Term Loan owing to it and any Note or Notes held by it); provided, however, that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (iii) such Lender shall remain the holder of any such Note for all purposes of this Agreement, (iv) the Borrower, the Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement and (v) no participant under any such participation shall have any right to approve any amendment or waiver of any provision of this Agreement or any Loan Document, or consent to any departure by the Borrower therefrom, except to the extent that such amendment, waiver or consent would require the affirmative vote of the Lender from which it purchased its participation pursuant to Section 8.01(a).

(f)    Any Lender may, in connection with any assignment or participation or proposed assignment or participation pursuant to this Section 8.07, disclose to the assignee or participant or proposed assignee or participant, any information relating to the Borrower or its Subsidiaries furnished to such Lender by or on behalf of the Borrower; provided that, prior to any such disclosure, the assignee or participant or proposed assignee or participant shall agree to preserve the confidentiality of any Borrower Information relating to the Borrower or its Subsidiaries received by it from such Lender in accordance with Section 8.08.

(g)   Notwithstanding any other provision set forth in this Agreement, any Lender may at any time create a security interest in all or any portion of its rights under this Agreement (including the Term Loan owing to it and any Notes held by it), including, without limitation, in favor of any Federal Reserve Bank in accordance with Regulation A of the Board of Governors of the Federal Reserve System.

(h)   The Borrower, upon receipt of written notice from the relevant Lender, agrees to issue Notes to any Lender to facilitate transactions of the type described in paragraph (g) above.

(i)    The Borrower shall not have the right to assign its rights hereunder or any interest herein without the prior written consent of each of the Lenders.

SECTION 8.08. Confidentiality Neither the Agent nor any Lender may disclose to any Person any confidential, proprietary or non-public information of the Borrower furnished to the Agent or the Lenders by the Borrower (such information being referred to collectively herein as the “Borrower Information”), except that each of the Agent and the Lenders may disclose Borrower Information (i) to its and its Affiliates’ employees, officers, directors, members, partners, investors, financing sources, agents and advisors to whom disclosure is required to enable the Agent or such Lender to perform its obligations under this Agreement and the other Loan Documents or in connection with the administration or monitoring of this Agreement and the other Loan Documents by the Agent or such Lender (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Borrower Information and instructed to keep such Borrower Information confidential on substantially the same terms as provided herein), (ii) to the extent requested by any regulatory authority, (iii) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (iv) to any other party to this Agreement and the other Loan Documents, (v) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Agreement and the other Loan Documents or the enforcement of rights hereunder or thereunder, (vi) subject to an agreement containing provisions substantially the same as those of this Section 8.08, to any assignee or participant, or any prospective assignee or participant, (vii) to the extent such Borrower Information (A) is or becomes generally available to the public on a non-confidential basis other than as a result of a breach of this Section 8.08 by the Agent or such Lender, as the case may be, or (B) is or becomes available to the Agent or such Lender on a non-confidential basis from a source other than the Borrower or any of its Subsidiaries and (viii) with the consent of the Borrower; provided that the foregoing obligations of the Agent and the Lenders under this Section 8.08 shall survive only until the second anniversary of (a) in the case of the Agent, the date on which such Agent ceased to be Agent hereunder, (b) in the case of a Lender, the date such Lender ceased to be a Lender hereunder, and (c) the date on which all Obligations were satisfied in full in accordance with Section 8.13(b).

SECTION 8.09. Governing Law This Agreement and the Notes shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein without regard to conflicts of laws principles thereof.

SECTION 8.10. Execution in Counterparts This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by telecopier or by electronic transmission of a pdf formatted counterpart shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 8.11. Jurisdiction, Etc. (a)   Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of any court sitting in Toronto, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the other Loan Documents, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in any such court.  The Borrower hereby irrevocably consents to the service of process in any action or proceeding in such courts by the mailing thereof by any parties hereto by registered or certified mail, postage prepaid, to the Borrower at its address specified pursuant to Section 8.02.  Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.  Nothing in this Agreement shall affect any right that any party may otherwise have to bring any action or proceeding relating to this Agreement or the other Loan Documents in the courts of any jurisdiction.

(b)   Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the other Loan Documents in any court in Toronto.  Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

SECTION 8.12. WAIVER OF JURY TRIAL EACH OF THE BORROWER, THE AGENT, AND THE LENDERS HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY

JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS OR THE ACTIONS OF THE AGENT OR ANY LENDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT THEREOF.

SECTION 8.13. Release of Collateral or Guarantee Obligation (a) Notwithstanding anything to the contrary contained herein or in any other Loan Document, the Agent is hereby irrevocably authorized by each Lender (without requirement of consent of or notice to any Lender) to take, and hereby agree to take, any action requested by the Borrower having the effect of releasing any Collateral or guarantee obligations (i) to the extent necessary to permit consummation of any transaction not prohibited by any Loan Document (including, without limitation, any Permitted Disposition) or that has been consented to in accordance with Section 8.01 or (ii) under the circumstances described in paragraph (b) below.

(b)   At such time as the Term Loan and all other Obligations shall have been paid in full in cash, the Collateral shall be released from the Liens created by the Security Documents, and the Security Documents and all obligations (other than those expressly stated to survive such termination) of the Agent and each Loan Party under the Security Documents shall terminate, all without delivery of any instrument or performance of any act by any Person.

SECTION 8.14. Proceeds of Crime Act Each Lender that is subject to the Proceeds of Crime Act (the “Act”) and the Agent (for itself and not on behalf of any Lender) hereby notifies the Borrower that pursuant to the requirements of the Act, it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender or the Agent, as applicable, to identify the Borrower in accordance with the Act.  The Borrower hereby agrees to provide such information promptly upon the request of any Lender or the Agent.  No part of the proceeds of the Term Loan will be used by any Loan Party, directly or indirectly, for any purpose which would contravene or breach the Act or the Criminal Code (Canada).

SECTION 8.15. Integration This Agreement and the other Loan Documents represent the agreement of the Borrower, the Agent and the Lenders with respect to the subject matter hereof and thereof, and there are no promises, undertakings, representations or warranties by the Agent or any Lender relative to subject matter hereof and thereof not expressly set forth or referred to herein or in the other Loan Documents.

SECTION 8.16. Replacement of Lenders

If any Lender requests compensation under Section 2.09 or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.11, if any Lender does not consent (a “Non-Consenting Lender”) to a proposed amendment, waiver, consent or release with respect to any Loan Document that requires the consent of each Lender and that has been approved by the Required Lenders or any Lender is a Defaulting Lender or Deteriorating Lender, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 8.07), all of its interests, rights and obligations under this Agreement and the related Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided that:

(a)           the Borrower shall have paid to the Agent the assignment fee specified in Section 8.07;

(b)           such Lender shall have received payment of an amount equal to the outstanding principal of its Term Loan, accrued interest thereon, applicable Prepayment Premium, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts);

(c)           in the case of any such assignment resulting from a claim for compensation under Section 2.09, such assignment will result in a reduction in such compensation or payments thereafter;

(d)           with respect to the replacement of any Non-Consenting Lender, such amendment, waiver or consent can be effected as a result of such  assignment (together with all other assignments required by the Agent to be made pursuant to this paragraph); and

(d)           such assignment does not conflict with applicable laws.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

SECTION 8.17. No Advisory or Fiduciary Capacity.

In connection with all aspects of each transaction contemplated hereby, the Loan Parties each acknowledge and agree that: (i) the credit facility provided for hereunder and any related arranging or other services in connection therewith (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document) are an arm’s-length commercial transaction between the Loan Parties, on the one hand, and the Credit Parties, on the other hand, and each of the Loan Parties is capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents (including any amendment, waiver or other modification hereof or thereof); (ii) in connection with the process leading to such transaction, the each Credit Party is and has been acting solely as a principal and is not the financial advisor, agent or fiduciary, for the Loan Parties or any of their respective Affiliates, stockholders, creditors or employees or any other Person; (iii) none of the Credit Parties has assumed or will assume an advisory, agency or fiduciary responsibility in favor of the Loan Parties with respect to any of the transactions contemplated hereby or the process leading thereto, including with respect to any amendment, waiver or other modification hereof or of any other Loan Document (irrespective of whether any of the Credit Parties has advised or is currently advising any Loan Party or any of its Affiliates on other matters) and none of the Credit Parties has any obligation to any Loan Party or any of its Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; (iv) the Credit Parties and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Loan Parties and their respective Affiliates, and none of the Credit Parties has any obligation to disclose any of such interests by virtue of any advisory, agency or fiduciary relationship; and (v) the Credit Parties have not provided and will not provide any legal, accounting, regulatory or tax advice with respect to any of the transactions contemplated hereby (including any amendment, waiver or other modification hereof or of any other Loan Document) and each of the Loan Parties has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate.  Each of the Loan Parties hereby waives and releases, to the fullest extent permitted by law, any claims that it may have against each of the Credit Parties with respect to any breach or alleged breach of agency or fiduciary duty.

SECTION 8.18. Press Releases.

(a)   Except in connection with any public disclosure reasonably determined by the Borrower to be necessary and appropriate as a “reporting issuer” (including the filing of this Agreement on sedar.com), each Credit Party executing this Agreement agrees that neither it nor its Affiliates will in the future issue any press releases or other public disclosure using the name of the Agent or its respective Affiliates or referring to this Agreement or the other Loan Documents without at least two (2) Business Days’ prior notice to Agent and without the prior written consent of Agent unless (and only to the extent that) such Credit Party or Affiliate is required to do so under applicable law and then, in any event, such Credit Party or Affiliate will consult with the Agent before issuing such press release or other public disclosure.

(b)   Subject to obtaining the approval referred to in the following sentence, the Borrower consents to the publication by the Agent or any Lender of advertising material relating to the financing transactions contemplated by this Agreement using any Loan Party’s name, product photographs, logo or trademark.  The Agent or such Lender shall provide a draft reasonably in advance of any advertising material to the Borrower for review and approval (which approval shall not be unreasonably withheld or delayed) prior to the publication thereof.  The Agent reserves the right to provide to industry trade organizations information necessary and customary for inclusion in league table measurements.

SECTION 8.19. Judgment Currency (a) If, for the purpose of obtaining or enforcing judgment against the Borrower in any court in any jurisdiction, it becomes necessary to convert into any other currency (the “Judgment Currency”) an amount due in Canadian Dollars or Dollars under this Agreement, the conversion will be made at the rate of exchange prevailing on the Business Day immediately preceding:

(i)            the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii)           the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the “Judgment Conversion Date”).

(b)   If, in the case of any proceeding in the court of any jurisdiction referred to in Section 8.11(a) above, there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Borrower will pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of Canadian Dollars or Dollars, as the case may be, which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(c)   The term “rate of exchange” in this Section 8.19 means:

(i)            for a conversion of Canadian Dollars to the Judgment Currency, the reciprocal of the official noon rate of exchange published by the Bank of Canada for the date in question for the conversion of the Judgment Currency to Canadian Dollars;

(ii)           for a conversion of Dollars to the Judgment Currency when the Judgment Currency is Canadian Dollars, the official noon rate of exchange published by the Bank of Canada for the date in question for the conversion of Dollars to Canadian Dollars;

(iii)          for a conversion of Dollars to the Judgment Currency when the Judgment Currency is not Canadian Dollars, the effective rate obtained when a given amount of Dollars is converted to Canadian Dollars at the rate determined pursuant to Section 8.19(c)(ii) and the result thereof is then converted to the Judgment Currency pursuant to Section 8.19(c)(i); or

(iv)          if a required rate is not so published by the Bank of Canada for any such date, the spot rate quoted by the Agent at Toronto, Canada at approximately noon (Toronto time) on that date in accordance with its normal practice for the applicable currency conversion in the wholesale market.

SECTION 8.20. Acknowledgement and Consent to Bail-In of EEA Financial Institutions.

Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Lender that is an EEA Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the Write-Down and Conversion Powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)   the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any Lender that is an EEA Financial Institution; and

(b)   the effects of any Bail-in Action on any such liability, including, if applicable:

(i)            a reduction in full or in part or cancellation of any such liability;

(ii)           a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)          the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of any EEA Resolution Authority.

SECTION 8.21. Language.

The parties hereto confirm that it is their wish that this Agreement and any other document executed in connection with the transactions contemplated herein (including, without limitation, the other Loan Documents) be drawn up in the English language only and that all other documents contemplated thereunder or relating thereto, including notices, may also be drawn up in the English language only.  Les parties aux présentes confirment que c’est leur volonté que cette convention et les autres documents de crédit soient rédigés en langue anglaise seulement et que tous les documents, y compris tous avis, envisagés par cette convention et les autres documents peuvent être rédigés en langue anglaise seulement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

SEARS CANADA INC., as Borrower

By:	“Billy Wong”
Name:	Billy Wong
Title:	Chief Financial Officer

[Signature Page to Credit Agreement]

GACP FINANCE CO., LLC,
as Agent and a Lender

By:	“John Ahn”
Name:	John Ahn
Title:	President

[Signature Page to Credit Agreement]

TPG SPECIALTY LENDING, INC.,
as Documentation Agent and a Lender

By:	“Michael Fishman”
Name:	Michael Fishman
Title:	Co-Chief Executive Officer

[Signature Page to Credit Agreement]

KKR CORPORATE LENDING LLC,
as a Lender

By:	“Cade Thompson”
Name:	Cade Thompson
Title:	Authorized Signatory

CORPORATE CAPITAL TRUST, INC.,
as a Lender

By:	“Nicole J. Macarchuk”
Name:	Nicole J. Macarchuk
Title:	Authorized Signatory

[Signature Page to Credit Agreement]

SCHEDULE 1.01

Lenders; Commitments

Lenders	Commitments (Initial Term Loan)	Commitments (Delayed Draw Term Loan)
GACP Finance Co., LLC	CAN $• or US$•	CAN$•
TPG Specialty Lending, Inc.	CAN $• or US$•	CAN$•
KKR Corporate Lending LLC	CAN $• or US$•	CAN$•
Corporate Capital Trust, Inc.	CAN $• or US$•	CAN$•
TOTAL	US$93,850,889.71[1]	CAN$175,000,000[2]

[Note: Individual lender commitments have been deleted.]

1  The Initial Term Loan made is CDN$125,000,000.  The US$ amounts reflected in the table under the “Column” heading Commitments (Initial Term Loan) are based upon an exchange rate of US$ to CDN$ of CDN$1.3319 to US$1.00

2  Funding of the Delayed Draw Term Loan shall be in US$s.

SCHEDULE 4.01(l)

Canadian Pension Plans

Canadian Pension Plans maintained or contributed to by the Loan Parties as of the Effective Date.

1.              Sears Registered Retirement Plan

2.              Supplementary Retirement Plan

SCHEDULE 4.01(n)

PPSA Filing Jurisdictions

Borrower	Corbeil

British Columbia	Quebec
Alberta	Ontario
Manitoba
Saskatchewan
Ontario
Quebec
New Brunswick
Nova Scotia
Prince Edward Island
Newfoundland and Labrador
Northwest Territories
Nunavut
Yukon

SCHEDULE 4.01(r)

Labor Matters

Collective Agreements:

•                  Sears Canada Inc (Fairview Retail Store) and Unifor Local 40

•                  Sears Canada Inc (Oakville Retail Store) and Unifor Local 40

•                  Sears Canada Inc (Peterborough Retail Store) and Unifor Local 40

•                  Sears Canada Inc (Windsor Retail Store) and Unifor Local 40

•                  Sears Canada Inc (Underhill PRS) and International Brotherhood of Electrical Workers Local 213

•                  Sears Canada Inc (St. Georges Retail Store) Syndicat des Metallos Local 9153

Employee Omnibus Equity Incentive Plan — The Borrower has an employee Omnibus Equity Incentive Plan, the details of which can be found in the Borrower’s 2016 Management Proxy Circular.

SCHEDULE 5.01(j)

Financial and Collateral Reports

Sears Canada Inc. and Subsidiaries

Within 10 days of each fiscal month (1):

Borrowing Base Certificate (including calculations necessary to determine ABL Borrowing Base and ABL Excess Availability)
Summary Source Document of Stock Ledger
Summary Source Document of Eligible Corbeil Inventory
Summary Source Document of Inventory Ineligibles
Memo item of Retail Sales
Summary Source Document of Eligible Credit Card A/R
Gift Card Liability Report
Customer Deposit Report
Monthly Store Rent Paid and Due (all stores including aggregate and per store calculations)
Summary Report of Store Activity (including stores opened, closed or sold by banner)
Monthly Rent Paid and Due (all leased real property including aggregate and per lease calculations)
Summary Report of Proceeds Received from Condemnation or Casualty Event

Summary Report of Unpaid Rents (including store address, last payment date, amount owed, and landlord name and contact information) (not including amounts being contested or disputed in good faith in accordance with this Agreement)

Summary Report of Lease Amendments (including copies of all such amendments)
Summary Report of GST/PST/QST Liability
Summary Report of All Priority Payroll Claims

Within 30 days of each fiscal month:

Consolidated Balance Sheet for Sears Canada and its Subsidiaries
Consolidated Statement of Income for Sears Canada and its Subsidiaries (including cumulative from previous year end)
Consolidated Statement of Cash Flows for Sears Canada and its Subsidiaries (including cumulative from previous year end)
Compliance Certificate

Within 50 days after the end of the first three fiscal quarters:

Consolidated Balance Sheet for Sears Canada and its Subsidiaries
Consolidated Statement of Income for Sears Canada and its Subsidiaries (including cumulative from previous year end)
Consolidated Statement of Cash Flows for Sears Canada and its Subsidiaries (including cumulative from previous year end)
Compliance Certificate

By January 31 of each fiscal year:

Budget and Forecast (including monthly and annual Budget and Forecast for such fiscal year and monthly projected ABL Excess Availability calculations)

Within 95 days of Fiscal year end:

Annual Audited Consolidated Balance Sheet for Sears Canada and its Subsidiaries
Annual Audited Consolidated Statement of Income for Sears Canada and its Subsidiaries
Annual Audited Consolidated Statement of Cash Flows for Sears Canada and its Subsidiaries
Annual Audited Consolidated Statement of Cash Flows for Sears Canada and its Subsidiaries
Compliance Certificate

(1) Upon the occurrence and during continuance of an Accelerated Borrowing Base Delivery Event, such Borrowing Base Certificate and supporting information shall be delivered on Friday of each week (or, if Friday is not a Business Day, on the next succeeding Business Day), as of the close of business on the immediately preceding Saturday.

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SCHEDULE 5.01(m)(i)(B)

Blocked Account Banks

[Note: List of blocked accounts has been deleted.]

SCHEDULE 5.02(k)(ii)

Investment Policy

INVESTMENT LIMITS

Credit Rating

Borrower	Money Market	Bonds/Notes	Investment Limit ($CDN Millions)
Government – Federal Cdn. – Federal U.S.	AAA AAA	AAA	Unlimited*
– Provincial/Municipal	AAA AA A	AAA AA A	$25 10 5
Financial Institutions – Schedule 1 Banks	R-1M	AA	$50
– Other Cdn. Financial Institutions	R-1M R-1L	AA A	$25 15
– U.S. & Foreign Banks	R-1H/A-1+ R-1M/A-1 R-1L/A-1	AAA AA A	$50 25 10
Corporate — Cdn.	R-1H R-1M R-1L		$50 25 10
Corporate — U.S. & Foreign	A-1+ A-1 A-1 (low)		$50 25 10

*Effective	2007.

ADDITIONAL CONSTRAINTS

1.              In the event a particular issuer is on “Rating Alert” because of a potential rating cut, no investment is permitting if such issuer is in the lowest acceptable category.

2.              Investment in commercial paper rated an R-1 (low) or A-1 (low) are limited to the estimated number of days the funds will be utilized within but no longer than 120 days and are restricted to issuers on an approved list maintained by the Treasury Department and reviewed by the Group Comptroller, Financial Services.

3.              The Canadian dollar is considered the domestic currency for Sears. An investment in other than Canadian dollars is permitted if it is fully hedged or if the foreign currency required for a specific purpose is being invested before payment must be made.

Since all investment limits are in Canadian dollars, the Canadian equivalent should be calculated at the exchange rate at the time the investment is made. Approval to enter into unhedged non-Canadian dollar investments must be obtained in advance from the Group Comptroller, Financial Services.

Exposure to forward foreign exchange contracts may only be with Schedule 1 or Schedule 2 banks rated R-1M or better; U.S. or foreign banks rated A-1 or better, or other dealers approved by the Group Comptroller, Financial Services.

4.              Foreign Treasury investments are restricted to the United States, Japan, United Kingdom, Germany, France and Switzerland.

5.              The investment limit applies to a single investment not a category of borrower.

6.              Bonds/Notes are limited to the estimated number of days the funds will be utilized but no longer than one year.

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